UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May, 2009

Commission File Number: 000-25270

Ballard Power Systems Inc.

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(Translation of registrant’s name into English)

Canada

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(Jurisdiction of incorporation or organization)

9000 Glenlyon Parkway

Burnaby, BC

V5J 5J8

Canada

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐      Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ballard Power Systems Inc.

Date: May 4, 2009	By: /s/ Glenn Kumoi
Name:	Glenn Kumoi
Title:	VP Human Resources & Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Annual Meeting, Management Proxy Circular and 2008 Annual Report

EXHIBIT 99.1

Ballard Power Systems Inc.

Notice of Annual Meeting,
Management Proxy Circular and

2008 Annual Report

TABLE OF CONTENTS

2008 ANNUAL REPORT
LETTER FROM IAN A. BOURNE, CHAIR OF THE BOARD	1
LETTER FROM JOHN W. SHERIDAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER	3
SUSTAINABILITY REPORT	8
BALLARD EMPLOYEE AWARDS OF EXCELLENCE FOR 2008	9
NOTICE OF ANNUAL MEETING	10
MANAGEMENT PROXY CIRCULAR	11
DEFINED TERMS	11
MATTERS TO BE VOTED UPON	11
ELECTION OF DIRECTORS	12
APPOINTMENT OF AUDITORS	15
EQUITY BASED COMPENSATION MATTERS	16
Overgrant of Deferred Share Units	16
Consolidation of Current Equity-Based Compensation Plans	17
Change in Number of Shares Issuable under the Consolidated Equity-Based Compensation Plans	19
VOTING	20
Solicitation Of Proxies	20
How To Vote	20
Execution And Revocation Of Proxies	20
Voting Of Shares And Exercise Of Discretion By Proxies	21
Voting Shares And Principal Shareholders	21
Interest Of Certain Person or Companies In Matters To Be Acted Upon	21
BOARD AND COMMITTEES	21
Board Composition And Nomination Process	21
Majority Voting Policy	22
Board Meetings	22
Committees of The Board	22
Audit Committee	23
Management Development, Nominating & Compensation Committee	23
Corporate Governance Committee	23
CORPORATE GOVERNANCE	23
COMPENSATION	24
Compensation Discussion And Analysis	24
Objectives of Our Executive Compensation Program	24
Philosophy and Objectives	24
How Executive Compensation is Determined	24
Executive Pay Mix and the Emphasis on "At Risk" Pay	25
The Use of Benchmarking	25
Current Executive Compensation Elements	26
Annual Salary	26
Annual Bonus for Executive Officers	26
Long Term Incentives	28
Chief Executive Officer Compensation	30
Termination and Change of Control Benefits	31
Prerequisites	31
Retirement Benefits	32
Total Executive Officer Compensation	32
Minimum Share Ownership Guidelines	32
Performance Graph	33
Executive Compensation	34
Incentive Plan Awards	36
Pension Plan Benefits	38
Termination And Change Of Control Benefits	38
Employment Contracts	38
Equity-Based Compensation Plans	39
Director Compensation	40
Incentive Plan Awards	43
Securities Authorized for Issuance under Equity Compensation Plans	43
SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT	44
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	44
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	44

i

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE	45
ADDITIONAL INFORMATION	45
PROPOSALS	45
APPROVAL BY BOARD	45
APPENDIX A DESCRIPTION OF CONSOLIDATED OPTION PLAN	46
APPENDIX B DESCRIPTION OF CONSOLIDATED SDP	51
FINANCIAL INFORMATION	56
MANAGEMENT'S DISCUSSION AND ANALYSIS	57
CONSOLIDATED FINANCIAL STATEMENTS	80
CORPORATE INFORMATION	124

This document contains forward-looking statements, including our estimated product shipments, revenue and operating cash consumption(1) for 2009, which are provided to enable external stakeholders to understand Ballard's outlook as at the date of this circular and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard's management and reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard's financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing and delivering the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including, without limitation, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers' requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

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(1)	Operating cash consumption is not a GAAP measure. For a description of this measure, and the manner in which it may be reconciled to a GAAP measure, see our Management’s Discussion and Analysis

ii

LETTER FROM IAN BOURNE

Chair of the Board

Fellow Shareholders:

Continued Progress in 2008

In my letter last year, I discussed the strategic decision made by the management team and Board to change Ballard(s direction, reducing our involvement with automotive fuel cell development and increasing efforts to capture near term commercial market opportunities. In 2008, we completed this strategic re-positioning of Ballard and also progressed in strengthening the financial base of the company.

The automotive transaction which closed in January, resulted in a $97 million gain through the cancellation of approximately 30% of Ballard’s outstanding common shares, and enabled the company to shed the challenges of costly automotive fuel cell research and development, against the backdrop of a long and uncertain automotive commercialization timeline.

Ballard’s financial position was further strengthened by continued intensive efforts on reducing operating cash consumption, and through the augmentation of cash reserves from the non-dilutive financing transaction with Superior Plus that closed in December. This transaction resulted in net cash proceeds of $34 million. With these transformational achievements in place, the Board feels Ballard is now well positioned to focus on achieving market growth.

A third area of progress in 2008 relates to accelerating fuel cell product adoption. The company entered into key new agreements, strengthening channel strategies and expanding geographic focus, both of which serve as a solid foundation in the near term growth markets. These achievements are the result of hard work and strong customer focus by the company’s employees and leadership team. John Sheridan’s CEO letter provides further detail on these achievements.

Board Governance

At the beginning of 2008, your Board was very actively engaged in governance of the automotive fuel cell asset sale transaction. All of our independent directors served on the Special Committee, which thoroughly reviewed key elements of the transaction and ultimately recommended the transaction for your approval. The Board appreciated your support, reflected in the overwhelming positive vote of 97.8%.

The Board was also closely involved in reviewing and approving the details of the non-dilutive financing with the Superior Plus Income Fund. The Audit Committee, comprised of independent directors, reviewed the transaction and engaged a third party to provide a fairness opinion on the transaction. The Audit Committee then recommended approval to the Board. This transaction was a very positive step forward for Ballard, resulting in the bolstering of an already strong company balance sheet, without any dilution to current shareholders. Once again, the Board appreciated your support with an overwhelmingly positive 98.3% vote.

Most recently, management and the Board have been working closely together to develop a new approach to the equity-based compensation plans. Our objective is to simplify and consolidate the plans and to ensure that the correct funding model is in place to support appropriate incentive awards to the employees and executive team, while at the same time supporting growth in shareholder value. The Board recently approved an open market purchase plan for the long-term restricted share awards. Under the new plan, share based incentive awards for employees will be funded through purchases of Ballard shares on the open market, as opposed to the traditional method of using shares issued from treasury. This change will result in a positive impact to shareholders by eliminating the historical approach which resulted in annual share dilution associated with restricted share awards. Further, your Board has approved a policy change to pay annual incentive bonuses in cash, rather than the traditional policy of payment in shares. We are able to implement these changes now due to the company’s strengthened financial position, and we feel this is the right time to start to make these changes given our focus on driving to profitability in the near term.

Our Employees

Every time I visit Ballard, I am struck by the passion, dedication, and enthusiasm shown by the employees of Ballard. Once again this year, we are pleased to feature employees who went ‘Above and Beyond’ with their 2008 achievements. This year’s winners can be found in the table following the Letter from John Sheridan.

In closing, on behalf of my fellow Directors, thank you for your continued support and I look forward to reporting next year on our 2009 performance.

"Ian A. Bourne"

IAN A. BOURNE

Chair of the Board of Directors

April 14, 2009

LETTER FROM JOHN SHERIDAN

President & Chief Executive Officer

Fellow Shareholders:

Shortly after I was appointed CEO of Ballard in February 2006, the Ballard Team embarked on a journey to transform Ballard from an ‘Automotive Fuel Cell Technology Company’ to a ‘Fuel Cell Products Leader’. Prior to that time, Ballard had spent more than a decade engaged in extensive automotive fuel cell powertrain R&D, with high levels of operating cash consumption. In fact, for the five year period from 2001-2005, Ballard's operating cash consumption averaged about $87 million per year.

Marked progress has been made over the past three years, culminating in several transformative achievements in 2008:

▪	Closing the automotive transaction in Q1, with a $97 million gain;
▪	Accelerating fuel cell product adoption, as evidenced by doubling the 2007 level of product shipments and closing a high volume supply agreement for back-up power for the Indian market;
▪	Augmenting Ballard’s cash reserves by $34 million through the transaction with Superior Plus.

In 2008, as in the previous two years, we have said what we would do, and did what we said we would do. We recognize that this is critical to rebuilding credibility, given the fuel cell sector’s disappointing history of ‘over promise’ and ‘under delivery’. So with three years of focused efforts to transform our company and build strong product and market capabilities, we believe that we are now positioned to build a clean energy growth company—the tough economy notwithstanding.

2008 Highlights

In 2008, we shipped 1,855 fuel cell stack products, exceeding our guidance of 1,700 units. The breakdown of our 2008 unit shipments was as follows:

• Material handling: 508 units, up 149% over 2007 • Back-up power: 720 units, up 260% over 2007 • Residential cogeneration: 403 units, down from 445 units in 2007 • Automotive & Other: 224 units

As the numbers show, we posted significant growth in both material handling and back-up power. As anticipated though, with the Japanese residential cogeneration market still several years away from commercialization, product shipments in cogeneration were marginally down year over year. We see further challenges ahead on the road to the successful commercialization of residential fuel cell cogeneration. However, in material handling and back-up power we are exploiting commercial opportunities today - supplying fuel cell products that provide strong customer value propositions.

In October, 2008, we signed a high volume supply agreement with ACME Tele Power and IdaTech, which will drive growth in back-up power in 2009 and 2010. This agreement provides for the purchase of approximately 1,000 fuel cell units in 2009 and 9,000 units in 2010, for wireless base station back-up power in India, subject to meeting product design and acceptance specifications. This agreement represents a big step forward for Ballard and the broader fuel cell sector. The ten thousand unit volume will enable significant cost reductions and the new low cost, natural gas fuel cell product will be an important enabler for the acceleration of product adoption in other stationary power markets.

In material handling, we renewed a supply agreement with Plug Power, our lead customer. Plug also announced late last year a sale to Central Grocers of 220 Plug GenDriveTM units, using Ballard stacks, to power the entire forklift truck fleet at the Central Grocers facility in Joliet, Illinois. This will be the first facility designed from the "ground up" to fully operate fuel cell powered forklift trucks, showcasing the full potential of the fuel cell solution to increase productivity in high throughput distribution centers.

In terms of financial results in 2008, our revenue was $59.6 million, which was within our revised guidance range. Although this level of revenue was weaker than we originally projected, on a pro forma basis excluding automotive engineering development revenue, this represents 17% revenue growth relative to 2007. Operating cash consumption was $29.3 million, down 23% from 2007, meeting our guidance range target.

Looking at these financial results for 2008 in the context of the 3 year journey that I referenced earlier:

▪	Pro forma revenue has grown 61%; and
▪	Operating cash consumption has been reduced by 65%.

With this financial performance in 2008 and the Superior Plus transaction, which closed on December 31st, we ended last year with a strong balance sheet:

▪	$85.4 million in cash reserves;
▪	$39 million in property, plant, and equipment; and
▪	No debt.

With this balance sheet position and our reduced level of operating cash consumption, we can focus on the execution of our growth plan, without the need for public market financing for the foreseeable future. This is especially important given the broader market conditions and the ongoing crises in debt and equity markets.

Commitment to Grow Shareholder Value

With these solid fundamentals in place and the significant progress posted in 2008, a key question that bothers the Ballard Team, along with our other shareholders, is: why aren’t these factors reflected in the Ballard share price?

In 2008, the turbulence in the broader equity markets has affected Ballard, as it has most other companies over the past year. Further, we also had a sharp decline in our share price late in December, when an index fund liquidated a large holding of Ballard shares over a two-day period.  This appears to have been related to broader portfolio re-balancing activity and general financial market conditions, rather than a reaction to any specific Ballard developments. The lack of resiliency in equity markets has made it very difficult to recover from this impact. While this situation is very frustrating to all shareholders, it does present a significant upside potential for shareholder value growth as we go forward.

Working to grow shareholder value is one of our key corporate priorities. We are sharply and aggressively focused on driving to profitability in the near term. Also, as Ian mentioned in the Chairman’s

Letter, we are implementing changes to our compensation plans that reduce the annual share dilution pressures associated with short term and long term incentive compensation. These changes are described in detail in the enclosed proxy circular.

Looking Forward – Building a Clean Energy Growth Company

With the repositioning of our company over the past three years and our strengthened financial position, we are now focused on ‘building a clean energy growth company’. That has a ‘nice ring’, but what does it really mean? Well, to the Ballard Team, it means:

▪	Driving to profitability in the near term;
▪	Investing strategically to maintain product leadership, as with the FCgenTM 1300, the natural gas reformate product being developed for the Indian market;
▪	Demonstrating sustainable, strong revenue growth; and
▪	Contributing to the economic base of the communities in which we operate, through jobs and building our supply base.

A question that comes up frequently is: how will the current economic conditions affect this growth direction? The first point to note is that our strong balance sheet and improved level of operating cash consumption put us in the position of not having to look to public financial markets for financing for the foreseeable future—this is a very positive situation. Secondly though, the weak and deteriorating economy does present clear risks to our growth projections. With customers confronted by weaknesses in their markets, credit challenges, and uncertainties about the future, this is clearly resulting in challenges with respect to near term sales of our products. However, we are continuing to see evidence that companies will invest in our clean energy solutions that improve their productivity and offer compelling economic payback. Also, we are seeing governments investing in clean energy technology as part of economic stimulus packages, and we believe that the fuel cell sector may benefit from these incentives. Overall, while we remain positive about our 2009 growth opportunities, our optimism is guarded and we will be very vigilant and ensure we are positioned to react quickly to the unfolding macroeconomic challenges.

Leading By Example

As always, an important priority for Ballard is our long held vision – The Power to Change the World – which we intend to achieve through commercialization of our leading clean energy, fuel cell products. We are confident that fuel cells will be an important part of the clean energy mix of the future. We are already seeing deployments of our products in our priority markets contributing to help tackle the global environmental and climate change challenges we all face. Some of the key environmental advantages our products have demonstrated over the incumbent technologies include:

▪	No need to store, handle and dispose of lead and acid;

▪	Elimination of particulates and noise from diesel generators;
▪	Reduction in greenhouse gas emissions; and
▪	More efficient energy use.

We recognize that in addition to the environmental benefits our products can bring on a global scale, we ourselves have to set the example by improving our day-to-day operations, and by each making personal choices that contribute to leaving the world a better place for our children. In 2008, we launched a Green Initiative at Ballard, to help us focus on becoming a more sustainable company, and to help employees make sustainable choices in their personal lives. We have added a new page in our report this year, which provides a snapshot of our sustainability focus in 2008.

Finally, I’d like to thank you for your interest in Ballard and your continued support in these challenging times. I look forward to speaking to you at our upcoming Shareholders Meeting and reporting on our progress throughout 2009.

"John Sheridan"

JOHN SHERIDAN

President & CEO

Ballard Power Systems

BALLARD Sustainability Report

ACHIEVEMENTS TO DATE

- Formal Green Team formed to focus efforts
  - Quarterly FCgreen E-newsletter launched
  - Intranet Green Team site launched
  - 'Green Award' added to yearly Above and Beyond employee awards
- GHG Impact study published on website
- Lean manufacturing methods implemented
- Carbon footprint baselines calculated for Burnaby operations
- High efficiency lighting installed in offices, manaufacturing plant, and laboratory
- Active recycling program in place: paper, cardboard, wood, metal, glass, drink containers, electronics
- Only 100% recycled paper in offices (cost offset by defaulting to double-sided printing)
- Use of public transport encouraged
- Bike racks and changing rooms provided to encourage biking to work
- Annual report & proxy circular combined to save paper, published on FSC certified paper with 10% recycled content, soy- based ink

BALLARD'S VISION: Power to Change the World —

is what continues to drive the passionate employees at Ballard who have dedicated their careers to the commercialization of fuel cell products. We are already seeing deployments of our products helping to tackle the global environmental and climate change challenges we all face. Ballard also recognizes that it is important to lead by example, and as such we have launched an internal Green Team to formally focus our collective efforts on making Ballard a more sustainable business, and to help employees make sustainable and informed choices in their own lives. Together, we have the Power to Change our Environmental Footprint.

THE PILLARS OF BALLARD'S GREEN INITIATIVE

PRODUCTS
OPERATIONS
PEOPLE

OUR PRODUCTS

We will maximize the environmental benefits of our fuel cell products over incumbent technologies

- Optimize products from a cradle to grave perspective
- Leverage key environmental advantages: high efficiency, zero emissions, low noise pollution

OUR OPERATIONS

We will improve the way we operate our business to minimize our environmental impacts

- Reduce our: waste, power & natural gas consumption, hydrogen consumption, carbon footprint

OUR PEOPLE

We will promote participation in events, and provide access to information about green choices we can make in our daily lives

- Encourage participation in events like Earth Day, and Bike to Work month
- Provide forums for employees to share ideas and suggestions

OUR PRODUCTS IN ACTION

Commercialization of our clean energy fuel cell products is where Ballard can make the biggest positive impact on the environment For example, in December 2008, we announced BC Transit's notice to proceed on the build of 20 fuel cell hybrid buses that will be deployed in time for the 2010 Olympic and Paralympic Winter Games. Each bus will reduce CO_2 emissions by 62% compared to a conventional diesel bus reducing GHG emissions by 90 tonnes per bus per year. For the BC Transit fleet, that equates to a savings of 1800 tonnes per year. About 1000 cars would have to switch from conventional combustion engines to hybrids to achieve the same impact.

Imagine the possibilities…

BCTransit

BALLARD

Employee Awards of Excellence for 2008

"Above and Beyond" Winners

CUSTOMER SUCCESS

ACME & IDATECH (BACKUP POWER IN INDIA)

- Caroline Andrewes
- Brendan Burns
- Tony Cochrane
- Ian Eldergill
- Emerson Gallagher
- Ian Gilchrist
- Kerry Hillier
- Seungsoo Jung
- Karim Kassam
- Dave Pauluzzi
- George Skinner
- Alfred Wong

BC TRANSIT OLYMPIC BUS PROGRAM (ZERO EMISSION BUS FLEET)

- Denise Abasi
- Bruce Bailey
- Daljit Bawa
- Janusz Blaszczyk
- Andrew Bogacki
- Paul Cass
- Jake De Vaal
- Michael Ehmke
- Ken Fezzi
- Simon Gould
- Jeff Grant
- Edit Hicks
- Perry Ho
- Rob Holland
- Kevin Hutton
- Karl Ingelhart
- Alejandro Jalandoon
- Paminder Kambo
- Colin Keddie
- Zoltan Kollar
- TJ Lawy
- Karm Layegh
- Mark Lee
- Alan Loke
- Paul Mann
- Steve Mok
- Ryan Paddon
- Paul Peterson
- Campbell Perry
- Wayne Phan
- Jens Schiffner
- Simon Shapira
- Byron Somerville
- Alex Tiekler
- Eddy Tran
- Christian Tuazon
- Emilio Urmaza
- Hung Vuong
- Peter Wunder

MANUFACTURING LEADERSHIP

LEAN MANUFACTURING IMPLEMENTATION

- Colm Murphy
- Craig Padberg
- Jyoti Sidhu
- Duarte Sousa
- Kelly Whitehead

PRODUCT & TECHNOLOGY LEADERSHIP

RESIDENTIAL COGENERATION PRODUCT DEVELOPMENT

- Mike Abley
- Dana Ayotte
- Irwin Bellosillo
- Patricia Chong
- Vesna Colbow
- Geoff Crocker
- Steve Gabrys
- Jeff Glandt
- Ping He
- Froilan Hernandez
- Rahim Jaffer
- Matthew Klippenstein
- Joanna Kolodziej
- Jitesh Kutty
- Chetan Lad
- Evelyn Lai
- Mike Lauritzen
- Yeng Lim
- Frank Lin
- Svetlana Loif
- Brent Mackay
- George Skinner
- Jielin Song

FISCAL DISCIPLINE

SUPERIOR PLUS TRANSACTION TEAM ($34M NON-DILUTIVE FINANCING)

- Chris Hall
- Stewart Hayne
- Kerry Hillier
- Ai-Le Leroux
- Karen Mar
- Jay Murray
- Pierre Robinson
- Elvira Soler

GREEN AWARD

CHEMICAL DISPOSAL / MANAGEMENT TEAM

- Paul Beattie
- Erin Rogers
- Don Johnson

BALLARD SPIRIT AWARD

- Judy Giesbrecht
- Jyoti Sidhu
- Byron Somerville

BALLARD POWER SYSTEMS INC.

9000 Glenlyon Parkway

Burnaby, British Columbia, Canada V5J 5J8

NOTICE OF ANNUAL MEETING

TO OUR SHAREHOLDERS:

Our 2009 Annual Meeting (the "Meeting") will be held at the Pan Pacific Hotel, 999 Canada Place, Vancouver, B.C., on Tuesday, June 2, 2009 at 1:00 p.m. (Pacific Daylight Time) for the following purposes:

1.	To receive the report of our directors;
2.	To receive our audited financial statements for the financial year ended December 31, 2008 and the report of our auditors thereon;
3.	To elect our directors for the ensuing year;
4.	To appoint our auditors for the ensuing year and to authorize our Audit Committee to fix the remuneration of the auditors; and
5.	To consider and, if deemed advisable, to pass ordinary resolutions to implement the equity-based compensation matters described in the accompanying Management Proxy Circular.

In addition, shareholders will be asked to consider any amendment to or variation of a matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

A detailed description of the matters to be dealt with at the Meeting, our 2008 Annual Report, our consolidated financial statements for the year ended December 31, 2008 and the report of our auditors thereon, and our 2008 Management’s Discussion and Analysis, are included with this Notice.

If you are unable to attend the Meeting in person and wish to ensure that your shares will be voted at the Meeting, you must complete, date and execute the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular accompanying this Notice, so that it is received by Computershare Investor Services Inc. no later than 1:00 p.m. (Pacific Daylight Time) on Friday, May 29, 2009.

If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Management Proxy Circular to ensure that your shares will be voted at the Meeting.

DATED at Burnaby, British Columbia, April 14, 2009.

BY ORDER OF THE BOARD

"Glenn Y. Kumoi"

GLENN Y. KUMOI

Vice President, Human Resources,

Chief Legal Officer and Corporate Secretary

MANAGEMENT PROXY CIRCULAR

dated as of April 14, 2009

DEFINED TERMS

In this Management Proxy Circular:

"Ballard", "Corporation", "we", "us" and "our" refer to Ballard Power Systems Inc.

"Beneficial Shareholders" means holders of our Shares that do not hold our Shares in their own name, but instead, whose Shares are held on the Record Date by a bank, trust company, securities broker or other nominee.

"Board" means the board of directors of Ballard.

"C$" refers to Canadian currency.

"DSU" means deferred share unit.

"$" or "dollars" refer to United States currency unless specifically stated otherwise.

"Meeting" means the 2009 annual meeting of our Registered Shareholders and includes any adjournment thereof, unless otherwise indicated.

"NASDAQ" means the NASDAQ Stock Market LLC.

"Record Date" means 5:00 p.m. Pacific Daylight Time on April 14, 2009.

"Registered Shareholders" means registered holders of our Shares on the Record Date.

"RSU" means restricted share unit.

"Shares" means common shares without par value in the capital of Ballard.

"TSX" means the Toronto Stock Exchange.

"US$" refers to United States currency.

MATTERS TO BE VOTED UPON

Registered Shareholders or their duly appointed proxyholders will be voting on:

•	the election of directors to our Board;
•	the re-appointment of our auditors and authorization for our Audit Committee to fix the remuneration of the auditors; and
•	the implementation of certain equity-based compensation matters.

As of the date of this Management Proxy Circular, we know of no amendment, variation or other matter that may come before the Meeting other than the matters referred to in the Notice of Annual Meeting. If any other matter is properly brought before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the proxy on that matter in accordance with their best judgment. Execution of the enclosed proxy should not be construed as either approval or disapproval of the report or financial statements referred to in the Notice of Annual Meeting.

With respect to all of the specific matters to be voted on, a simple majority of the votes (greater than 50%) cast by Registered Shareholders, by proxy or in person, will constitute approval of each matter.

ELECTION OF DIRECTORS

At the Meeting you will be asked to elect nine directors. All of our nine nominees are currently members of the Board. Each elected director will hold office until the end of our next annual shareholders’ meeting (or if no director is then elected, until a successor is elected) unless the director resigns or is otherwise removed from office earlier. If any nominee for election as a director advises us that he or she is unable to serve as a director, the persons named in the enclosed proxy will vote to elect a substitute director at their discretion.

The following information pertains to our nominees for election as directors at the Meeting, as of April 14, 2009. The number of Shares shown as being held by each nominee constitute the number beneficially owned, or controlled or directed, directly or indirectly, by that nominee and such information has been provided to us by that nominee.

Ian A. Bourne Age: 61 Alberta, Canada Director since: 2003 Independent

Mr. Bourne’s principal occupation is corporate director, and he has been the Chair of the Board of Ballard since February 2006. Mr. Bourne was also our lead director from October 2005 to February 2006. Previously, Mr. Bourne was the Executive Vice President and the Chief Financial Officer of TransAlta Corporation (electricity generation and marketing) from January 1998 to December 2006 and from January 1998 to December 2005, respectively. He has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.

	Board and Committee Membership	Attendance		Board Memberships(1)
	Board (Chair) Audit Corporate Governance Management Development, Nominating & Compensation	8 of 8 9 of 9 4 of 4 6 of 6	100% 100% 100% 100%

Current: Wajax Income Fund; Wajax Limited; Canada Pension Plan Investment Board; Canadian Oil Sands Trust; Glenbow Museum; Calgary Philharmonic Orchestra; The Calgary Foundation
Previous: Purolator Courier Ltd.; TransAlta Power LP; TransAlta CoGen LP

	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs(3)
	2009	26,824	77,706	104,530	C$282,231
	2008	1,824	64,764	66,588	C$179,788

Edwin J. Kilroy Age: 49 Ontario, Canada Director since: 2002 Independent

Mr. Kilroy is the Chief Executive Officer of Symcor Inc. (business process outsourcing services), a position he has held since January 2005. Mr. Kilroy was the Chief Executive Officer of IBM Canada Ltd. (information technology) from April 2001 to January 2005.

	Board and Committee Membership	Attendance		Board Memberships(1)
	Board Audit (Chair) Corporate Governance	8 of 8 9 of 9 4 of 4	100% 100% 100%	Current: Symcor Inc.; The Conference Board of Canada Previous: Canadian Council of Chief Executives
	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs(3)
	2009	2,424	42,844	45,268	C$122,224
	2008	2,424	36,162	38,586	C$104,182

Dr. Chong Sup (C.S.) Park Age: 61 California, U.S.A. Director since: 2007 Independent

Dr. Park’s principal occupation is corporate director. Previously, Dr. Park was the Chief Executive Officer and Chairman of the Board of Maxtor Corporation (storage solutions and hard disk drives) from November 2004 to May 2006. Dr. Park was also the Managing Director, Investment Partner and Senior Advisor of H&Q Asia Pacific (private equity investment) from November 2002 to September 2004.

	Board and Committee Membership	Attendance		Board Memberships(1)
	Board Management Development, Nominating & Compensation	8 of 8 6 of 6	100% 100%

Current: Brooks Automation, Inc.; Seagate Technology; Smart Modular Technologies, Inc.; Computer Sciences Corp.; Sand Force Inc.; American Leadership Forum (Silicon Valley); Silicon Valley Community Foundation

	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs(3)
	2009	17,091	0	17,091	C$46,146
	2008	11,366	0	11,366	C$30,688

John W. Sheridan Age: 54 B.C., Canada Director since: 2001 Non-Independent

Mr. Sheridan is President and Chief Executive Officer of Ballard. Previously, Mr. Sheridan was our interim President and Chief Executive Officer from October 2005 to February 2006 at which time he was appointed our President and Chief Executive Officer. Mr. Sheridan was also Chair of our Board from June 2004 to February 2006.

	Board and Committee Membership	Attendance		Board Memberships(1)
	Board	8 of 8	100%

Current: NewPage Corporation; AFCC Automotive Fuel Cell Cooperation Corp.
Previous: Aliant Inc.; Bell Canada, Bell Actimedia, Bell Distribution, Bell Express Vu, Bell Mobility, Bell West, Bell Sygma UK Ltd; Encom Cable TV & Telecommunications, plc; Manitoba Telecom Services Inc.; MTS Communications Inc.; Photowatt Technologies; Sun Media Corp. Ltd.

	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs(3)
	2009	336,840	57,943	394,783	C$1,065,914
	2008	159,779	57,942	217,721	C$587,847

Dr. Geraldine B. Sinclair Age: 61 B.C., Canada Director since: 2005 Independent

Dr. Sinclair is the Executive Director of the Center for Digital Media of the Great Northern Way Campus a position she has held since 2006. Previously, Dr. Sinclair was the Chair of the Canadian Telecommunications Policy Review Panel and a Strategic Management Consultant from 2005 to 2006. Dr. Sinclair was also the General Manager, MSN of Microsoft Canada (internet services) from September 2002 to October 2004.

	Board and Committee Membership	Attendance		Board Memberships(1)
	Board Corporate Governance Management Development, Nominating & Compensation	8 of 8 4 of 4 6 of 6	100% 100% 100%

Current: TMX Group Inc.; Just Leapin Entertainment; Social Sciences & Humanities Research Council, Canada; Premier’s Technology Council , British Columbia
Previous: Canadian Foundation for Innovation; Genome BC; Telus Corporation; BC Telecom; Canada Pension Plan Investment Board

	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs(3)
	2009	176	25,355	25,531	C$68,934
	2008	176	20,302	20,478	C$55,291

David J. Smith Age: 74 B.C., Canada Director since: 2006 Independent

Mr. Smith is a part-time Commissioner of the British Columbia Securities Commission (provincial securities regulator), a position he has held since July 2006. Mr. Smith was counsel with Lawson Lundell LLP (law firm) from May 2005 until April 2006, and prior to that, he was a partner at Lawson Lundell LLP and predecessor firms practicing corporate, commercial and securities law. He has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.

	Board and Committee Membership	Attendance		Board Memberships(1)
	Board Corporate Governance (Chair) Management Development, Nominating & Compensation	8 of 8 4 of 4 6 of 6	100% 100% 100%	Current: Member of Executive Committee, British Columbia Chapter, Institute of Corporate Directors Previous: Scott Paper Limited; Pacific Forest Products Limited
	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs(3)
	2009	7,911	14,841	22,752	C$61,430
	2008	1,358	14,839	16,197	C$43,732

David B. Sutcliffe Age: 49 B.C., Canada Director since: 2005 Independent

Mr. Sutcliffe’s principal occupation is corporate director. Previously, Mr. Sutcliffe was the Chief Executive Officer of Sierra Wireless, Inc. (electrical and electronic industrial products) from May 1995 to October 2005. From May 2001 to April 2005, he was also the Chair of the Board of Sierra Wireless, Inc. He has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.

	Board and Committee Membership	Attendance		Board Memberships(1)
	Board Audit Management Development, Nominating & Compensation (Chair)	8 of 8 9 of 9 6 of 6	100% 100% 100%	Current: Sierra Wireless, Inc.; E-Comm 911 Previous: Cellular Telecommunications and Internet Association; BC Technology Social Venture Partners; Premier’s Technology Council, British Columbia
	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs(3)
	2009	3,600	25,528	29,128	C$78,646
	2008	3,600	20,473	24,073	C$64,997

Mark A. Suwyn Age: 66 Florida, U.S.A. Director since: 2003 Independent

Mr. Suwyn is Chief Executive Officer and Chairman of the Board of NewPage Corporation (coated papers), positions he has held since April 2006 and May 2005, respectively. Previously, Mr. Suwyn was the President of MARSUW LLC (consulting) from November 2004 to April 2005. He was the Chief Executive Officer and Chairman of the Board of Louisiana-Pacific Corporation (building products) from January 1996 to October 2004.

	Board and Committee Membership	Attendance		Board Memberships(1)
	Board Audit	7 of 8 6 of 9	88% 67%(4)

Current: NewPage Corporation; BlueLinx Corporation
Previous: Hope College Board of Trustees; Louisiana Pacific Corporation; International Paper Company; Junior Achievement Inc.; Junior Achievement International; Kelly Cabinets; The Nature Conservancy of Oregon; United Rentals Inc.

	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs(3)
	2009	7,237	35,019	42,256	C$114,091
	2008	1,130	35,018	36,148	C$97,600

Douglas W.G. Whitehead Age: 62 B.C., Canada Director since: 1998 Independent

Mr. Whitehead is the Chairman of Finning International Inc. (heavy equipment reseller). Previously, Mr. Whitehead was the President and Chief Executive Officer of Finning International Inc. from 1999 to May 2008.

	Board and Committee Membership	Attendance		Board Memberships(1)
	Board Audit	5 of 8 6 of 9	63%(4) 67%(4)

Current: International Forest Products Inc.; INMET Mining Corporation; Belkorp Enterprises Ltd.; Finning International Inc.; Vancouver General Hospital/University of British Columbia Hospital Foundation
Previous: Terasen Inc.; British Columbia Pulp and Paper Employee Relations Forum; Canadian Pulp and Paper Association; Conference Board of Canada; Finlay Forest Industries Inc.; Fletcher Challenge Canada Ltd.; TimberWest Forest Ltd; Kinder Morgan Inc.

	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs(3)
	2009	4,383	36,916	41,299	C$111,507
	2008	4,383	31,861	36,244	C$97,859

(1)	Previous board memberships are shown for the past five years.
(2)	As of March 20, 2008 and April 14, 2009, respectively.
(3)	Based on C$2.70 closing price of the Shares on the TSX on April 14, 2009.
(4)

These directors attended more than 70% of the regularly-scheduled Board and committee meetings, however, they were unable to attend certain extraordinary meetings scheduled on short notice in connection with the Superior Plus transaction.

APPOINTMENT OF AUDITORS

Our Audit Committee has recommended that KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, be nominated at the Meeting for re-appointment as our external auditors. Our Audit Committee will fix the remuneration of our external auditors if authorized to do so by shareholders at the Meeting. It is expected that representatives of KPMG LLP will be present at the Meeting. KPMG LLP was appointed as our external auditors in 1999. Total fees paid to KPMG in 2008 and 2007 are set forth in the table below. We comply with the requirement regarding the rotation of our audit engagement partner every five years. The current audit engagement partner at KPMG LLP may continue in his role until the end of 2010.

The following table shows the fees we incurred with KPMG LLP in 2008 and 2007:

Type of Audit Fees	2008 (C$)	2007 (C$)
Audit Fees	$415,187(1)	$360,884
Audit-Related Fees	$13,995	$143,058(2)
Tax Fees	$37,864(3)	$132,130(3)
All Other Fees	Nil	Nil

(1)	The Audit Fees for 2008 includes services as a result of the AFCC Transaction and the Superior Plus Transaction.
(2)	The Audit-Related Fees for 2007 primarily related to a special audit required as a result of the disposition of our Dearborn operations and for Sarbanes-Oxley section 404 documentation.
(3)	The Tax Fees for 2008 and 2007 related to tax advisory services and the filing of our 2007 Canadian provincial and federal and United States state and federal tax returns.

EQUITY BASED COMPENSATION MATTERS

At the Meeting, shareholders will be asked to approve, by way of three separate ordinary resolutions, the following three matters related to our equity-based compensation plans:

1.

Overgrant - ratification of the issuance to our independent Directors, during the period September 2006 to October 2008, of a total of 169,276 DSUs which were granted in excess of a specified limit in our 2003 SDP;

2.

Consolidation - the consolidation of our current nine equity-based compensation plans into one consolidated option plan and one consolidated share distribution plan, having terms and conditions similar to our nine current plans; and

3.

Maximum Number of Shares Issuable – the conversion of our equity-based compensation plans from fixed maximum number plans to rolling maximum percentage plans under which the maximum number of Shares reserved for issuance is equal to 10% of the issued and outstanding Shares.

Each of these proposed actions is described below.

Overgrant of Deferred Share Units

In reviewing the status of Ballard’s equity-based compensation plans in connection with the recently completed transaction with Superior Plus Income Fund ("Superior Plus"), the Corporation determined that a total of 169,276 DSUs had been issued to directors in excess of a limitation set out in Ballard’s 2003 Share Distribution Plan (the "2003 SDP"). This limitation, implemented at a time when Ballard’s share price was above C$15.00, limited the number of Shares that may be reserved for issuance or issued to the directors of the Corporation (other than directors who are also officers of Ballard or any of its subsidiaries) to 200,000 Shares (the "Maximum"). This limitation was administratively overlooked and, as DSUs are issued to directors in lieu of cash compensation at the market price of the Shares on the date of issuance, the decline in Ballard’s share price led to the issuance of 169,276DSUs in excess of the Maximum.

DSUs were issued to directors in excess of the Maximum in respect of compensation payable over three years, 2006, 2007 and 2008. The directors who received DSUs in excess of the Maximum, the cash compensation they were entitled to receive and the DSUs issued to each of the directors (the "Overgrant") in lieu of such cash compensation is specified below:

Director	Cash Compensation (C$)	DSUs Granted in Excess of Maximum
Ian A. Bourne	$259,799.97	51,844
Edwin J. Kilroy	$130,295.88	26,128
Dr. Geraldine B. Sinclair	$106,185.05	21,084
David J. Smith	$76,930.63	13,903
David B. Sutcliffe	$102,214.32	20,346
Mark A. Suwyn	$90,939.07(1)	16,211
Douglas W.G. Whitehead	$98,543.08	19,760
Total	$864,908.00	169,276

(1)

The cash compensation in respect of Mr. Suwyn’s Overgrant was originally payable as US$84,137.36. The Canadian dollar amount disclosed above is calculated based on the Canadian dollar value of the DSUs at the time the DSUs were awarded.

In order to rectify the Overgrant, the Corporation must either:

(a)

cancel the DSUs included in the Overgrant and pay to each of the directors the cash compensation (listed in the table above) that they were entitled to receive in respect of those DSUs, reflecting the payment, on average, of approximately C$5.17 per DSU, as opposed to the current trading price of the underlying Shares as at the date hereof, which is C$2.70 per Share; or
(b)	obtain the required shareholder approval of the Overgrant, ratifying, confirming and approving the grant of those DSUs on the same terms and conditions as previously granted.

The Board has determined that alternative (b) is in the best interests of the Corporation, as it is the lower cost alternative and would conserve the Corporation’s cash. Shareholders are therefore being asked to ratify, confirm and approve the Overgrant by passing the following ordinary resolution:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The Overgrant be and is hereby ratified, confirmed and approved on the same terms and conditions as previously granted.
2.

Any one officer or director of the Corporation is authorized on behalf and in the name of the Corporation to execute all such documents and to take all such actions as may be necessary or desirable to implement and give effect to these resolutions or any part thereof."

In order for this ordinary resolution to be passed, it requires the positive approval of a simple majority (greater than 50%) of the votes cast thereon at the Meeting.

Consolidation of Current Equity-Based Compensation Plans

In connection with the recently-completed transaction with Superior Plus, on December 31, 2008 the Corporation adopted nine different equity-based compensation plans (collectively, the "Current Equity-Based Compensation Plans"), which are substantially the same as the nine equity–based compensation plans historically adopted by Ballard. The Current Equity-Based Compensation Plans consist of:

1.	the following share option plans (together, the "Current Option Plans"):
(a)	the 2002 Share Option Plan (the "2002 Option Plan");
(b)	the 2000 Share Option Plan (the "2000 Option Plan");
(c)	the 1997 Share Option Plan (the "1997 Option Plan"); and
(d)

the special purpose BGS Option Exchange Plan (the "BGS Option Exchange Plan"), which supports Ballard options issued in respect of options previously issued with respect to one of our subsidiaries, Ballard Generation Systems Inc. ("BGS"); and

2.	the following share distribution plans (together, the "Current SDPs"):
(a)	the 2003 SDP;
(b)	the 2000 Share Distribution Plan (the "2000 SDP");
(c)	the Deferred Share Unit Plan for Directors (the "Current DSU Plan for Directors");
(d)	the Deferred Share Unit Plan for Executive Officers (the "Current DSU Plan for Executive Officers", and together with the Current DSU Plan for Directors, the "Current DSU Plans"); and
(e)	the Restricted Share Unit Plan (the "Current RSU Plan").

Historically, when Ballard sought shareholder approval to reserve Shares for issuance under equity-based compensation plans, it would adopt a new equity-based compensation plan rather than increasing the number of Shares reserved for issuance under an existing equity-based compensation plan. This historical approach has led to inconsistencies between the plans and these inconsistencies have led to difficulties in administering all of these plans. In order to simplify these plans, simplify and streamline the Corporation’s executive compensation and benefits disclosure for shareholders and other stakeholders, and to simplify the Corporation’s administration of its equity-based compensation plans, the Corporation proposes to adopt two equity-based compensation plans (together, the "Consolidated Equity–Based Compensation Plans") to supersede and replace the nine Current Equity Compensation Plans as follows:

(a)	a consolidated share option plan (the "Consolidated Option Plan") to supersede and replace the four Current Option Plans; and
(b)	a consolidated share distribution plan (the "Consolidated SDP") to supersede and replace the five Current SDPs.

Set out in Appendix A is a discussion of the principal terms of the Consolidated Option Plan and the major differences between it and the Current Option Plans. Set out in Appendix B is a discussion of the principal terms of the Consolidated SDP and the major differences between it and the Current SDPs.

The Consolidated Option Plan consolidates the four Current Option Plans into a single plan under which the number of Shares reserved and authorized for issue will be equal to the aggregate number of Shares reserved and authorized under the Current Option Plans, at the time of adoption. Similarly, the Consolidated SDP consolidates the five Current SDPs into a single plan under which the number of Shares reserved and authorized for issue will be equal to the aggregate number of Shares reserved and authorized for issue under the 2000 SDP and the 2003 SDP at the time of adoption.

As described in Appendices A and B to this Management Proxy Circular, if the Consolidated Equity-Based Compensation Plans were adopted on April 14, 2009, a maximum of 8,846,108 Shares would have been reserved and authorized for issue under the Consolidated Option Plan, of which 1,980,660 Shares would have been available for future option grants, and 7,050,000 Shares would have been reserved and authorized for issue under the Consolidated SDP, of which 1,980,660 Shares would have been available for future awards of RSUs and DSUs.

Ballard is requesting that shareholders approve an ordinary resolution approving the Consolidated Equity-Based Compensation Plans. Provided that the Consolidated Equity-Based Compensation Plans receive the required shareholder and TSX approvals, all securities previously granted under the Current Equity-Based Compensation Plans (the "Old Security Grants") will continue under the terms of the Consolidated Equity-Based Compensation Plans.

The Board has determined that it is in the best interests of the Corporation to adopt the Consolidated Equity-Based Compensation Plans and recommends that shareholders vote in favour of the following ordinary resolution.

Shareholders are being asked to approve the adoption by the Corporation of the Consolidated Equity-Based Compensation Plans by passing the following ordinary resolution:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

The Consolidated Share Option Plan (the "Consolidated Option Plan"), in the form approved by the directors and described in the Company’s Management Proxy Circular dated April 14, 2009 and its adoption by the Corporation is hereby authorized and approved.

2.

The Consolidated Share Distribution Plan (the "Consolidated SDP"), in the form approved by the directors and described in the Company’s Management Proxy Circular dated April 14, 2009 and its adoption by the Corporation is hereby authorized and approved.

3.

The Corporation be and is hereby authorized to make any necessary application to applicable regulatory authorities and to the Toronto Stock Exchange regarding the adoption of the Consolidated Option Plan, the adoption of the Consolidated SDP, the continuation of all outstanding equity-based compensation previously granted under the Corporation’s equity-based compensation plans and any other matters contemplated in this resolution, and any such applications made prior to the date hereof, are hereby ratified, confirmed and approved.

4.

Any one officer or director of the Corporation is authorized on behalf and in the name of the Corporation to execute all such documents and to take all such actions as may be necessary or desirable to implement and give effect to this resolution or any part thereof."

In order for this ordinary resolution to be passed, it requires the positive approval of a simple majority (greater than 50%) of the votes cast thereon at the Meeting.

Change in Number of Shares Issuable under the Consolidated Equity-Based Compensation Plans

Ballard wishes to convert the Consolidated Equity-Based Compensation Plans from plans under which a fixed maximum number of Shares are available for allotment and issuance to plans under which a “rolling” maximum number of Shares are available for allotment and issuance. If the Consolidated Equity-Based Compensation Plans are adopted, it is proposed that the maximum number of Shares reserved for issuance under those plans (taken together) is a “rolling maximum” equal to 10% of the issued and outstanding Shares.

The Board is shifting its focus to provide employees with a greater proportion of their equity-based compensation in a manner which is not dilutive to shareholders. As a result, in March 2009 the Board adopted the market-purchase based RSU plan described in the "Compensation" section of this Management Proxy Circular. This shift towards using the market-purchase based RSU plan and paying annual bonus awards in cash will significantly reduce dilution to shareholders. However, despite this shift, stock options will remain a key component of our long-term incentive compensation. The number of Shares which are reserved for issuance in respect of stock options was last increased in 2002 with the adoption of the 2002 Option Plan. Over the past seven years options have been granted in respect of the majority of these shares. Accordingly, the 1,980,660 Shares remaining reserved for issue under future option grants is no longer sufficient to enable Ballard to provide its employees and executives with long-term incentives in accordance with its established practices.

At our special meeting in December 2008, shareholders approved the transfer of 1.25 million Shares reserved for issuance from our 2002 Option Plan to our 2003 SDP. Ballard made this request of its shareholders based on market conditions as they existed in October 2008 and in order to meet Ballard’s short-term equity-based compensation requirements in the first quarter of 2009.

Since that time, the Board has shifted its focus as described above, and anticipates that the requested change in the number of Shares available for issuance under the plans associated with the move to rolling maximum percentage plans (with the aggregate maximum of 10% of the issued and outstanding Shares) will meet Ballard’s requirements for the foreseeable future.

The proposal to convert the Consolidated Equity-Based Compensation Plans from fixed maximum number plans to rolling maximum percentage plans will result in a change in potential dilution from 11.17% (as at April 14, 2009) to 10% or less.

While potential dilution is one measure against which to assess whether a proposed change in the number of Shares reserved for issuance is reasonable in the circumstances, Ballard understands that certain investor advisory firms primarily rely on other measures to assess whether a proposed increase is reasonable in the circumstances. Such a measure is the shareholder value transfer ("SVT") cost of the Shares reserved for issuance under the plan. The SVT cost is calculated by using a binomial option pricing model to determine the aggregate cost of the Shares reserved for issuance, and dividing that figure into the market capitalization of Ballard. This SVT cost figure is then compared to an average figure for companies in the same industry to assess whether this cost exceeds the industry average. Ballard’s analysis indicates that the proposed increase in the number of Shares reserved for issuance will not result in Ballard’s SVT cost exceeding the applicable industry average.

If the Consolidated Equity-Based Compensation Plans had been adopted on April 14, 2009 with the proposed rolling maximum 10% limit, a maximum of 8,394,068 Shares would have been reserved and authorized for issuance under the Consolidated Equity-Based Compensation Plans on that date (as the total number of issued and outstanding shares of the Company on April 14, 2009 was 83,940,682 Shares). Of these 8,394,068 Shares, 7,339,738 Shares would have been reserved for issuance on the exercise of then outstanding options, DSUs and RSUs (representing 8.74% of the issued and outstanding Shares as of April 14, 2009) and 1,054,330 Shares would have remained available for issuance under options, DSUs and RSUs that may be granted in the future (representing 1.26% of the issued and outstanding Shares as of that date).

The Board has determined that it is in the best interests of the Corporation to convert the Consolidated Equity-Based Compensation Plans from fixed maximum number plans to rolling maximum percentage plans and recommends that shareholders approve this change by voting in favour of the following ordinary resolution:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

The reservation of an aggregate maximum number of common shares of the Corporation (“Shares”) equal to 10% of the Shares issued and outstanding from time to time for issuance under the Consolidated Option Plan and the Consolidated SDP (collectively the "Consolidated Equity-Based Compensation Plans") is hereby authorized and approved.

2.

The Corporation be and is hereby authorized to make any necessary application to applicable regulatory authorities and to the Toronto Stock Exchange regarding the reservation of Shares for issuance under the Consolidated Equity-Based Compensation Plans and any other matters contemplated in this resolution, and any such applications made prior to the date hereof, are hereby ratified, confirmed and approved.

3.

Any one officer or director of the Corporation is authorized on behalf and in the name of the Corporation to execute all such documents and to take all such actions as may be necessary or desirable to implement and give effect to this resolution or any part thereof."

In order for this ordinary resolution to be passed, it requires the positive approval of a simple majority (greater than 50%) of the votes cast thereon at the Meeting.

VOTING

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation of proxies by our management in connection with the Meeting to be held on Tuesday, June 2, 2009 at 1:00 p.m. Pacific Daylight Time in Vancouver, British Columbia, Canada, or the date and place of any adjournment thereof. We are soliciting proxies primarily by mail, but our directors, officers and employees may solicit proxies personally, by telephone, by facsimile transmission or by other means of electronic communication. The cost of the solicitation will be borne by us. The approximate date on which this Management Proxy Circular and the related materials are first being sent to Registered Shareholders is May 8, 2009.

HOW TO VOTE

Only Registered Shareholders or their duly appointed proxyholders are permitted to vote at the Meeting. Beneficial Shareholders are not permitted to vote at the Meeting as only proxies from Registered Shareholders can be recognized and voted at the Meeting. You may vote as follows:

Registered Shareholders: If you are a Registered Shareholder you may vote by attending the Meeting in person, or if you do not plan to attend the Meeting, by completing the proxy and delivering it according to the instructions contained in the form of proxy and this Management Proxy Circular.

Beneficial Shareholders: If you are a Beneficial Shareholder you may only vote by carefully following the instructions on the voting instruction form or proxy form provided to you by your stockbroker or financial intermediary. If you do not follow the special procedures described by your stockbroker or financial intermediary, you will not be entitled to vote.

Execution And Revocation Of Proxies

A Registered Shareholder or the Registered Shareholder’s attorney authorized in writing or, where the Registered Shareholder is a company, a duly authorized officer or attorney of that company, must execute the proxy. In order to be effective, completed proxies must be deposited at the office of the registrar and transfer agent for the Shares, being Computershare Investor Services Inc. ("Computershare"), Proxy Dept., 100 University Avenue, 9th Floor, Toronto Ontario, M5J 2Y1 (Fax: within North America: 1-866-249-7775; outside North America: 1-416-263-9524), not less than 48 hours (excluding Saturdays and holidays) before the time of the Meeting. The individuals named as proxyholders in the accompanying form of proxy are directors and officers of Ballard. A Registered Shareholder desiring to appoint a person (who need not be a shareholder) to represent him or her at the Meeting, other than the persons named in the enclosed proxy, may do so by inserting the name of such other person in the blank space provided in the proxy.

A proxy may be revoked by written notice executed by the Registered Shareholder or by his or her attorney authorized in writing or, where the Registered Shareholder is a company, by a duly authorized officer or attorney of that company, and delivered to:

•     Computershare, at the address or fax number set out above, at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used;

•     the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used; or

•     the chair of the Meeting on the day of the Meeting and before any vote in respect of which the proxy is to be used is taken.

A proxy may also be revoked in any other manner provided by law. Any revocation of a proxy will not affect a matter on which a vote is taken before such revocation.

Voting Of Shares And Exercise Of Discretion By Proxies

If you complete and deposit your proxy properly, then the proxyholder named in the accompanying form of proxy will vote or withhold from voting the Shares represented by the proxy in accordance with your instructions. If you do not specify a choice on any given matter to be voted upon, your Shares will be voted in favour of such matter. The proxy grants the proxyholder the discretion to vote on amendments to or variations of matters identified in the Notice of Annual Meeting and with respect to other matters that may properly come before the Meeting.

Voting Shares And Principal Shareholders

As of the Record Date of April 14, 2009 we had 83,940,682 Shares issued and outstanding, each carrying the right to one vote. On a show of hands, every individual who is present as a Registered Shareholder or as a representative of one or more corporate Registered Shareholders, or who is holding a proxy on behalf of a Registered Shareholder who is not present at the Meeting, will have one vote, and on a poll, every Registered Shareholder present in person or represented by proxy and every person who is a representative of one or more corporate Registered Shareholders, will have one vote for each Share recorded in the Registered Shareholder’s name on the register of shareholders, which is available for inspection during normal business hours at Computershare and will be available at the Meeting.

As of the Record Date, to the knowledge of our directors and executive officers, no person beneficially owns, controls or directs, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all issued and outstanding Shares carrying the right to vote in all circumstances.

Interest Of Certain Persons Or Companies In Matters To Be Acted Upon

No one who has been a director or executive officer of ours at any time since January 1, 2008, or any of his or her associates, has any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, in any matter to be acted on at the Meeting other than the election of directors and the implementation of certain equity-based compensation matters including the ratification, confirmation and approval of the previous Overgrant of DSUs to directors.

BOARD AND COMMITTEES

Board Composition And Nomination Process

Our Management Development, Nominating & Compensation Committee ("MDNCC") conducts an annual process under which an assessment is made of the skills, expertise and competencies of the directors and is compared to our needs and the needs of the Board. This process culminates in a recommendation to the Board of individual nominee directors for election at our annual shareholders’ meeting.

Directors are elected yearly at our annual shareholders’ meeting and serve on the Board until the following annual shareholders’ meeting, at which time, they either stand for re-election or resign from the Board. If no meeting is held, each director serves until his or her successor is elected or appointed, unless the director resigns earlier. The Board has established director resignation guidelines, which set out the circumstances under which a director would be compelled to submit a resignation or be asked to resign.

Majority Voting Policy

The Board has adopted a policy which requires that any nominee for director who receives a greater number of votes "withheld" than "for" his or her election shall tender his or her resignation to the Board following our annual shareholders’ meeting, to take effect immediately upon acceptance by the Board. Upon receipt of such conditional resignation, the Corporate Governance Committee will consider the matter and, as soon as possible, make a recommendation to the full Board regarding whether or not such resignation should be accepted. After considering the recommendation of the Corporate Governance Committee, the Board will decide whether or not to accept the tendered resignation and will, not later than 90 days after the annual shareholders’ meeting, issue a press release which either confirms that they have accepted the resignation or provides an explanation for why they have refused to accept the resignation. The director tendering his or her resignation will not participate in any meeting of the Board or the Corporate Governance Committee at which the resignation is considered. Subject to any restrictions or requirements contained in applicable corporate law or Ballard’s constating documents, the Board may: (a) leave a resulting vacancy unfilled until the next annual shareholders’ meeting; (b) appoint a replacement director whom the Board considers merits the confidence of the shareholders; or (c) call a special meeting of shareholders to elect a replacement director nominated by management. The policy does not apply in respect of any contested shareholders’ meeting, which is any meeting of shareholders where the number of nominees for director is greater than the number of directors to be elected.

Board Meetings

The Board meets on a regularly scheduled basis and directors are kept informed of our operations at meetings of the Board and its committees, and through reports by and discussions with management. At Board meetings held after January 31, 2008, one in-camera session was held after each regularly scheduled Board meeting. The in-camera session consisted of all of the independent directors without the presence of management. The Chair of the Board chairs the in-camera session. In 2008, there were six regularly scheduled meetings of the Board and two extraordinary meetings scheduled on short notice in connection with the Superior Plus Transaction. In addition, communications between the directors and management occur apart from regularly scheduled Board and committee meetings. The Board has set a minimum meeting attendance guideline of 70%. Non-compliance with this guideline by a director is one of the factors considered in his or her individual performance evaluation at the end of the year.

Committees Of The Board

The Board has established three standing committees: (1) the Audit Committee; (2) the MDNCC; and (3) the Corporate Governance Committee. Each committee has been delegated certain responsibilities, performs certain advisory functions and either makes certain decisions or makes recommendations to the Board. Each committee chair reports on the activities of the committee to the Board following each committee meeting. None of the members of these committees are current or former officers or employees of ours, or any of our subsidiaries.

The information below sets out the current members of each of our standing committees and indicates the number of meetings that each committee held in 2008. After the Meeting, we will reconstitute all of the committees to reflect the newly elected Board.

Audit Committee

The Audit Committee met nine times during the financial year ended December 31, 2008. The members in 2008 were Ian A. Bourne, Edwin J. Kilroy (Chair), David B. Sutcliffe, Mark A. Suwyn and Douglas W.G. Whitehead. All of the members of the Audit Committee are independent of our management in accordance with the applicable Canadian and United States securities laws and exchange requirements.

For a more detailed description of the Audit Committee or to see the Audit Committee’s mandate, a copy of which is posted on our website, see the section entitled "Board Committees – Audit Committee" in our Annual Information Form dated March 10, 2009, which section is incorporated by reference into this Management Proxy Circular.

Management Development, Nominating & Compensation Committee

The MDNCC met six times during the financial year ended December 31, 2008. The members in 2008 were Ian A. Bourne, Dr. C.S. Park, Dr. Geraldine B. Sinclair, David J. Smith and David B. Sutcliffe (Chair). All of the members of the MDNCC are independent of our management in accordance with the applicable Canadian and United States securities laws and exchange requirements.

For a more detailed description of the MDNCC or to see the MDNCC’s mandate, a copy of which is posted on our website, see the section entitled "Board Committees – Management Development, Nominating & Compensation Committee" in our Annual Information Form dated March 10, 2009, which section is incorporated by reference into this Management Proxy Circular.

Corporate Governance Committee

The Corporate Governance Committee met four times during the financial year ended December 31, 2008. The members in 2008 were Ian A. Bourne, Edwin J. Kilroy, Dr. Geraldine B. Sinclair and David J. Smith (Chair). All of the members of the Corporate Governance Committee are independent of our management in accordance with the applicable Canadian and United States securities laws and exchange requirements.

For a more detailed description of the Corporate Governance Committee or to see the Corporate Governance Committee’s mandate, a copy of which is posted on our website, see the section entitled "Board Committees – Corporate Governance Committee" in our Annual Information Form dated March 10, 2009, which section is incorporated by reference into this Management Proxy Circular.

CORPORATE GOVERNANCE

Our Board and senior management consider good corporate governance to be central to our effective and efficient operation. We monitor corporate governance initiatives as they develop and benchmark industry practices to ensure that we are in compliance with corporate governance rules.

Our corporate governance practices are reflected in our Corporate Governance Guidelines, which provide for director qualification standards, director responsibilities, the form and amount of director compensation, director orientation and continuing education, management succession planning and performance evaluation of the Board. A copy of the Corporate Governance Guidelines can be found on our website. We have also reviewed our internal control and disclosure procedures, and are satisfied that they are sufficient to enable our Chief Executive Officer and Acting Chief Financial Officer to certify our interim and annual reports filed with Canadian securities regulatory authorities, and to certify our annual reports filed with or submitted to the SEC.

In addition, we have set up a process for shareholders to communicate to the Board, the details of which can be found on our website. A summary of shareholder feedback is provided to the Board through a semi-annual report.

For a more detailed description of our corporate governance policies and practices, and a comparison of those practices to published guidelines, see the section entitled "Corporate Governance" in our Annual

Information Form dated March 10, 2009, which section is incorporated by reference into this Management Proxy Circular.

COMPENSATION

Compensation Discussion And Analysis

This section of this Management Proxy Circular contains a discussion of the elements of compensation earned by our "Named Executive Officers", who are listed in the Summary Compensation Table below: John W. Sheridan (President and Chief Executive Officer), Dave S. Smith (Vice President and Chief Financial Officer), Noordin Nanji (Vice President, Corporate Strategy and Development), Christopher J. Guzy (Vice President, Operations and Chief Technical Officer), and Glenn Y. Kumoi (Vice President, Human Resources, Chief Legal Officer and Corporate Secretary).

Objectives of Our Executive Compensation Program

The structure of our executive compensation program is designed to compensate and reward executives appropriately for driving superior performance. For our Named Executive Officers, a significant portion of their total direct compensation is "at risk" and tied closely to the success of the Corporation’s short and long-term objectives. "At risk" means that the executive will not realize value unless specified goals, many of which are directly tied to the Corporation’s performance, are achieved or the price at which our common shares are traded on the TSX or NASDAQ appreciates. In 2008, these performance goals, and resulting compensation awards, were largely focused on the Corporation’s current key business drivers including growing revenue, increasing product shipments and reducing annual operating cash consumption. This compensation philosophy puts a strong emphasis on pay for performance, and uses equity awards as a significant component in order to correlate the long-term growth of shareholder value with management’s most significant compensation opportunities. The strategic goals of the Corporation are reflected in the incentive-based executive compensation programs so that executives’ interests are aligned with shareholders interests.

Philosophy and Objectives

Our philosophy and objectives regarding compensation are to:

(a)	attract and retain experienced, qualified, capable executive officers by paying salaries which are competitive in the markets in which we compete for executive talent;
(b)	motivate short and long-term performance by directly linking annual bonuses to performance; and
(c)

link our shareholders’ interests with those of our executive officers by providing our executive officers with equity-based compensation, requiring them to comply with minimum share ownership guidelines and build a sustained ownership position.

How Executive Compensation is Determined

The MDNCC is charged, on behalf of our Board, with reviewing and approving executive officers’ benefit policies and compensation plans, including our annual bonus plan and our long-term equity-based compensation plans. As part of its mandate, the committee approves and recommends to the Board the appointment of our executive officers. The committee also reviews and approves the amount and form of their compensation, their development and succession plans, and any significant organizational or management changes. The committee retains independent compensation consultants for professional advice and as a source of competitive market information. In 2008, the committee directly retained Towers Perrin to provide independent compensation analysis and advice specifically related to Chief Executive Officer compensation, updating the comparator group for external comparator analysis for all senior executives, and an assessment of pay levels and mix for all senior executives. The committee also seeks the advice and recommendations of our President and Chief Executive Officer, and Vice President, Human Resources, with respect to the compensation of our other executive officers. The President and Chief Executive Officer does not participate in the portions of the committee discussions that relate directly to his personal compensation.

Executive Pay Mix and the Emphasis on "At Risk" Pay

We place emphasis on performance by having a significant proportion of our executive officers’ total annual compensation linked to corporate and individual performance. For 2008, an average of 64% of the annual compensation earned by each of our Named Executive Officers came from "at risk", variable, performance-related compensation containing inherent market performance risk, where annual compensation includes base salary, equity annual bonus and equity-based long-term incentives (including share options and RSUs).

The Use of Benchmarking

Our overall compensation objective is to pay executives on average at the 50th percentile of the comparator group for full achievement of performance goals. Over-achievement or under-achievement will result in being over or under the average.

In 2008, the MDNCC, working with Towers Perrin, updated the comparator companies contained within the Corporation’s compensation comparator group to better reflect the Corporation’s business size and market focus following the divestment of the automotive business in January 2008. A new list of comparator companies was reviewed and accepted by the committee, which selected the group of comparators ensuring a suitable mix of Canadian and United States companies exhibiting a growth oriented mix of revenues, employee base, asset base, market capitalization and market focus. This comparator group comprised the primary source of compensation data for review of the Corporation’s market competitiveness. The committee reviews the composition of the comparator company list on an annual basis. The committee, in consultation with Towers Perrin, decided to also change the benchmark level to the 50th percentile of the total comparator group, from the previous practice of benchmarking the Canadian comparators at the 75th percentile and United States comparators at the 50th percentile. The committee believes that this more accurately reflects the comparison for attracting and retaining executive talent given the Corporation’s current business focus.

The committee compares each executive officer’s annual salary, target annual incentive bonus and long-term incentive compensation value, both separately and in the aggregate, to amounts paid for similar positions at comparator group companies. As noted above, the committee’s practice is to target annual total direct compensation for each executive at approximately the 50th percentile among the comparator group companies.

The Corporation’s current comparator group is:

Canadian Companies	United States Companies
Gennum Corp.	American Superconductor Corp.
MacDonald Dettwiler and Associates Ltd.	Clean Energy Fuels Corp.
QLT Inc.	Comverge Inc.
Sierra Wireless Inc.	Energy Conversion Devices Inc.
Westport Innovations Inc.	Evergreen Solar Inc.
Xantrex Technology Inc.	FuelCell Energy Inc.
Maxwell Technologies Inc.
PMC-Sierra Inc.
Plug Power Inc.
Power Integrations Inc.

Current Executive Compensation Elements

Our compensation program for our executive officers has three primary components:

(a)	annual salary;
(b)	annual incentives (bonus) paid in the form of Shares, DSUs, cash or a combination of these instruments; and
(c)	equity-based long-term incentives comprised of awards that may be issued under our Current Option Plans or Current RSU Plan.

Annual Salary

The MDNCC approves, on behalf of our Board, the annual salary of our executive officers. Salary guidelines and salary adjustments for our executive officers are considered with reference to:

(a)	comparative market assessments performed by external compensation consultants;
(b)	the experience and qualifications of each executive officer;
(c)	the individual performance of each executive officer; and
(d)	the roles and responsibilities of each executive officer.

The Corporation chooses to pay this element of compensation, because the Corporation’s view is that a competitive base salary is a necessary element for attracting and retaining qualified and experienced executive talent.

The Corporation’s decisions about this element of compensation and its annual level, impacts decisions aboutthe level of target annual incentive an executive might receive, but only in the sense that the incentive bonus target is set as a percentage of annual salary.

In 2008, there were no annual salary increases for the Named Executive Officers, with the exception of Glenn Y. Kumoi, whose annual salary was increased to US$212,470(1) (a 10% increase in his Canadian dollar salary). Mr. Kumoi’s annual salary increase was reflective of his strong performance since joining the Corporation in mid-2007 and his assumption of an expanded leadership role, assuming the leadership of human resources in addition to the legal and intellectual property functions.

Annual Bonus for Executive Officers

The MDNCC reviews and approves the annual bonus for each executive officer based on the recommendations of our President and Chief Executive Officer in accordance with the factors described in the foregoing section. Ballard has historically paid the annual bonus to which an executive officer is entitled in Shares or in DSUs. In adopting this philosophy of equity-based compensation, we understand that our executive officers will, from time to time, sell Shares for a variety of reasons. However, they remain subject to our share ownership guidelines (see the section entitled "Minimum Share Ownership Guidelines"). Under the annual bonus plan, each executive officer elects to receive his bonus in Shares or DSUs(2), and at our discretion, all or a portion of the bonus can also be paid in cash. In March 2009, bonuses for 2008 were authorized to be paid in Shares, net of statutory deductions which were paid in cash.

_______________

(1)	Mr. Kumoi’s salary is payable in Canadian dollars (C$260,192) and was converted into United States dollars for the above disclosure using the Bank of Canada noon rate of exchange on December 31, 2008.
(2)

Our Current DSU Plan for Executive Officers allows our Shares to be issued to our executive officers as incentive compensation upon the redemption of DSUs. DSUs may only be redeemed for Shares upon the executive officer’s retirement or departure from Ballard. The provisions of the American Jobs Creation Act of 2004 (United States federal legislation) apply to our Current DSU Plan for Executive Officers. As bonuses are performance-based, and as the results are not known until the end of the performance period (year-end), each executive officer is required to make an annual election to receive his incentive compensation in the form of Shares, net of statutory deductions, and/or DSUs by June 30th of each year.

The annual target bonus for executive officers (excluding the President and Chief Executive Officer) was set at 70% of base salary in 2008. This was a planned reduction from 75% in 2007 (this reduction followed a similar reduction in the target bonus level of 5% from 2006 levels to better align annual incentive levels to market levels relative to the Corporation’s comparator group). Each executive officer’s actual 2008 bonus was based on a combination of his individual performance and our corporate performance relative to goals, as discussed below under the section entitled "Methodology for Determining Annual Bonus".

The Corporation maintains an annual bonus program in order to motivate short and long-term performance by directly linking annual bonuses to the performance and progress of the Corporation.

The Corporation’s decisions about this element of compensation do not directly affect decisions about any other element of the Corporation’s compensation program.

For a full discussion of annual incentive compensation for our President and Chief Executive Officer, see the section entitled "Chief Executive Officer Compensation". The section below entitled "Methodology for Determining Annual Incentives" applies equally to the President and Chief Executive Officer as it does to the other executives.

Methodology for Determining Annual Bonuses

The actual annual bonus for each executive officer is determined by the MDNCC on the basis of the following formula:

annual base salary x target bonus percentage x individual performance multiplier x corporate multiplier

A discussion of the annual base salary and target bonus percentage components of this formula for each executive officer is set out above.

The individual performance multiplier for the Chief Executive Officer is determined by the MDNCC and the individual performance multiplier for every other executive officer is determined by the MDNCC upon the recommendation by the Chief Executive Officer. The performance multiplier is determined with reference to achievement against the individual goals set for the executive officer, with an individual performance multiplier greater than 100% being awarded for superior performance against these goals, and an individual performance multiplier of less than 100% being awarded for substandard performance against these goals. Individual goals are set for individual executive officers by the Chief Executive Officer and are based on agreed upon objective/identifiable measures relative to their respective functional accountabilities, but aligned to the corporate performance goals. Each executive officer's performance is measured against his individual goals and an evaluation of his leadership competency. The President and Chief Executive Officer attributes a performance rating to each executive based on this performance level and determines a specific individual performance multiplier for each executive officer. Our Named Executive Officers’ individual performance multipliers for 2008 ranged from 100% to 130% and are discussed in greater detail below.

Mr. Smith met his overall performance goals for his CFO role in 2008, related to financial operations, administration, investor relations and information technology. As well, Mr. Smith played a key leadership role in the non-dilutive financing transaction with Superior Plus. He was awarded an individual performance multiplier rating of 100%.

Mr. Nanji transitioned in 2008 from the Chief Customer Officer role, responsible for Sales, Marketing and Business Development responsibilities, to a part-time role focused on Strategy and Corporate Development. Mr. Nanji met his key performance goals other than revenue, which was not delivered largely related to difficult economic conditions. He led the successful negotiations of the high volume supply agreement with IdaTech and ACME Telepower for the Indian market. He was awarded an individual performance multiplier rating of 100%.

Mr. Guzy assumed additional responsibility in 2008 for operations, manufacturing, engineering and supply chain. Key performance goals for the year were met or exceeded despite peaked year-end production demands. Key over-achievements were delivered in production yield, inventory management and product cost reductions. On balance, after assessing these achievements, relative to the expanded scope and workload, Mr. Guzy was awarded an individual performance multiplier rating of 130%.

Mr. Kumoi met his overall performance goals for 2008 related to Legal, IP and HR. He also managed an extremely heavy workload with significant additional activities and pressures related to the closing of the AFCC Transaction and the negotiation and closing of the Superior Plus non-dilutive financing transaction. Key leadership contributions were made in these complex transactional projects. He was awarded an individual performance multiplier rating of 130%.

The corporate multiplier is determined by the MDNCC with reference to achievement against the corporate goals set out in a Corporate Performance Scorecard approved by the MDNCC and the Board prior to the commencement of the year (in December 2007 for the 2008 fiscal year). Each corporate performance goal on the scorecard is assigned a relative weighting in terms of relative importance to annual performance and growth of the Corporation, as well as a range of targeted outcomes, such that below a certain performance level the contribution of that goal to the overall corporate multiplier is zero. The overall corporate multiplier for 2008, as reviewed and agreed to by the MDNCC and the Board, based on achievement relative to these corporate goals, was 102%. The goals in the 2008 Corporate Performance Scorecard, their relative weightings, and our results with respect to the specific goals are as follows:

Goal	Weighting	Achievement	Result
Product Shipments	18%	118% increase in product shipments	15.5%
Product Cost Reductions	18%	40% reduction in product costs	27%
Supporting Segment EBITDA	24%	20% improvement	24%
On-time Deliveries	5%	97.7% of deliveries were on-time	6.4%
Production Yield	2.5%	27% improvement in production yield	2.9%
Inventory Management	2.5%	35% reduction in year-end inventory levels	3.4%
Revenue	15%	17% growth in revenue, after adjusting for automotive engineering revenue	13.7%
EBITDA	5%	11% improvement	0%
Operating Cash Consumption	10%	23% reduction in operating cash consumption	9.5%
Total	100%		102%

Given the nature of the corporate performance multiplier, for any particular year the corporate performance multiplier is not determined until our annual financial statements for that particular financial year are complete. However, notwithstanding that the corporate performance multiplier is not determined, and the annual bonus based thereon is not paid until the first quarter following each particular financial year, in our summary compensation table we report the annual bonus for each particular financial year as if it had been determined and paid in the particular financial year. Also, we report the cash value of that annual bonus, regardless of the actual manner of payment (historically in a combination of Shares, DSUs and cash).

Long Term Incentives

We provide our executive officers with equity-based long-term incentives through our CurrentOption Plans and Current RSU Plan. These plans are designed to reinforce the connection between executive officer remuneration and our performance by motivating and rewarding participants for improving our long-term financial strength and enhancing shareholder value, and also providing retention value to executives. With respect to equity-based long-term compensation awards for our executive officers, individual performance and future contribution expectations are taken into account in determining the award. In 2008, the President and Chief Executive Officer recommended to the MDNCC a value amount in dollars based on the comparator company study by Towers Perrin, which was approved for each executive: see the amounts set out under “Share-Based Awards” and “Option-Based Awards” in our Summary Compensation Table.

Fifty percent of this value amount was then converted to RSUs at the then current market price by dividing the dollar value by the closing share price on either the TSX or NASDAQ on the award date. Fifty percent of this value amount was converted to options by dividing the dollar value by the Black-Scholes value of a Ballard option on the award date. These options were then priced at the closing share price on the day prior to the award date.

This element of compensation and the Corporation’s decisions about this element fit into the Corporation’s overall compensation objectives in that they link our shareholders’ interests with those of our executive officers by providing our executive officers with equity-based compensation, and requiring them to comply with minimum share ownership guidelines.

The Corporation’s decisions about this element of compensation do not affect decisions about any other element of the Corporation’s compensation.

Share Options

As noted above, Share options are granted annually in respect of 50% of the long-term compensation to be provided to an executive. As a result, previous grants of Share options are not generallytaken into account when making new grants. The actual number of Share options granted is determined by dividing the dollar value of the portion of the long-term incentive to be satisfied though an option grant by the Black-Scholes value of a Ballard option on the award date.

Under our Current Option Plans:

(a)	the exercise price of each option is determined by the Board, but must not be less than the closing price per Share on the TSX on the last trading day before the grant date of the option; and
(b)

each option may be exercised by the holder in respect of up to one-third of the Shares subject to the option on or after the first, second and third anniversary of the effective date of the option on a cumulative basis.

Share options are typically granted for a term of seven years.

Restricted Share Units

Employees and executive officers are eligible to receive RSUs under our CurrentRSU Plan. The Current RSU Plan provides for vesting over periods of up to three years and awards may be subject to certain performance criteria, both as determined by the Board upon the recommendation of the MDNCC. Redemption of RSUs is currently satisfied with Shares reserved under the current 2003 SDP. However, the Board is shifting its focus to provide employees with equity-based compensation in a manner that is less dilutive to shareholders. As a result, the Board has adopted a market-purchase based RSU plan under which the redemption of RSUs for Shares is satisfied with Shares purchased on the open market. Ballard has entered into a trust agreement with an independent trustee under which the independent trustee makes these open market purchases through the facilities of the TSX, and holds the purchased Shares in escrow until the restriction period is complete and any performance criteria have been satisfied.

The amount of the long-term incentive that is awarded to each executive officer is typically determined in the first quarter of each financial year, in conjunction with the determination of that executive officer’s annual bonus for the prior financial year. Since the long-term incentive is tied to future (as opposed to past) corporate performance, in our summary compensation table we report the grant of the long-term incentive in the “Share-Based Awards” column and the “Option-Based Awards” column for the particular year in which they were actually granted. The year-end values of unexercised or unvested Share options and RSUs, and the vesting during the year of Share options and RSUs are reported in the tables under the heading “Incentive Plan Awards”.

Except for the special, one-time three-year RSU award to Mr. Sheridan described below, the RSUs awarded to all our executive officers in 2008 included a performance criteria achievement goal of a minimum corporate multiplier in 2008 of 75% (see the section above entitled "Methodology for Determining

Annual Incentives" for a description of the determination of the 2008 corporate multiplier). As the Board has determined that the performance criteria was met for 2008, one-third of the RSUs vested and were redeemed in Shares on March 4, 2009. Another one-third of these RSUs will vest in 2010, and the final one-third will vest in 2011, and will be redeemed in Shares, provided the executive officer continues to be employed by Ballard.

In addition to the grant of 59,952 RSUs awarded to Mr. Sheridan in accordance with the Corporation’s usual practices for annual long-term incentives awards for the Chief Executive Officer, the Board approved a recommendation by the MDNCC to award Mr. Sheridan a special, one-time three-year RSU award designed to retain and provide incentive to Mr. Sheridan through mid-2011. This three-year award, issued on May 12, 2008, had an award value at grant of C$1.5 million (359,712 RSUs at a price of C$4.17 per share) with a three-year cliff vesting provision that requires Mr. Sheridan to continue to be employed by Ballard until that date in order to receive the full award.

Chief Executive Officer Compensation

Mr. Sheridan was appointed President and Chief Executive Officer by the Board on February 22, 2006. When appointed, his base salary at that time was fixed at US$432,790(1) per year. It has not changed since that time by mutual agreement between Mr. Sheridan and the Board to ensure that the President and Chief Executive Officer’s compensation package is focused more heavily on pay for performance. Mr. Sheridan’s target bonus for 2008, subject to the successful achievement of corporate and individual performance goals, as detailed below was equal to 90% of his annual base salary. This was a planned reduction from 95% in 2007, which followed a similar 5% reduction in the bonus target in 2007. Mr. Sheridan is entitled to receive an RRSP contribution (US$16,332(2) in 2008) and company paid health insurance premiums (US$7,450(3) in 2008).

In addition to the corporate financial and operational goals reflected in the Corporate Performance Scorecard rating, as outlined on page 28, the Chief Executive Officer had five individual goals for 2008, as approved by the Board. The performance achievement on each of these five goals is outlined below.

1.	Deliver strategic plan for 2009 to 2013, which addresses the Corporation’s future financing requirements (exceeded);
-	cogent strategic plan was developed and approved by the Board in July 2008 and dependence on public market financings have been eliminated for the foreseeable future
2.	Deliver positive shareholder value performance as measured to comparator fuel cell companies (missed);
-

Ballard was the second strongest performer through September 2008, but in December 2008 an index fund re-balanced its year-end portfolio, liquidating about 5 million Shares on December 29 and 30 2008, leading to a 50% Share price drop in two days, and causing the 52-week low in Share price to occur on December 30, 2008;

3.	Establish presence in India for back-up power (exceeded);
-	high volume supply agreement with an affiliate of the ACME group closed in October 2008;
4.	Extend supply agreement with lead systems integrator customer for the material handling segment (exceeded);
-	two-year extension to an exclusive sourcing agreement was secured in July 2008;

_______________

(1)

Mr. Sheridan’s salary is payable in Canadian dollars (C$530,000) and was converted into United States dollars for the purpose of the disclosure above using the Bank of Canada noon rate of exchange on December 31, 2008.

(2)

RRSP contribution was paid in Canadian dollars (C$20,000) and was converted into United States dollars for the purpose of the disclosure above using the Bank of Canada noon rate of exchange on December 31, 2008.

(3)

Health insurance premiums were paid in Canadian dollars (C$9,123) and were converted into United States dollars for the purpose of the disclosure above using the Bank of Canada noon rate of exchange on December 31, 2008.

5.	Continue to strengthen leadership team effectiveness (met);
-

implemented smooth transition with Mr. Nanji, with Mr. Sheridan taking over direct leadership of sales and marketing; initiated search for Chief Commercial Officer and a new Chief Financial Officer; and led programs with the full management team to build enhanced customer focus.

These individual goals were purposely not weighted in advance so that the Board could retain the flexibility to assess the overall individual performance of Mr. Sheridan after reviewing all aspects of performance for the full year, without the constraint of a pre-set weighting on any particular goal.

Beyond the Corporate Performance Scorecard and the individual Chief Executive Officer goals, the Board also considered the Chief Executive Officer’s success in the following areas:

-	architecture and execution of the Superior Plus Transaction;
-	completing the strategic transformation of Ballard; and
-	maintaining the Corporation’s focus and momentum in volatile external and internal environments.

After assessing the above achievements relative to the goals, the Board approved an individual performance multiplier of 140%; this multiplier reflects a weighting towards the achieved overperformance on financial, strategic and operational objectives. Applying this individual multiplier and the corporate multiplier of 102% (determined in accordance with the corporate multiplier methodology set forth in the section entitled "Methodology for Determining Annual Incentives"), to Mr. Sheridan’s target bonus for 2008 of 90% of base salary, resulted in a bonus payment to Mr. Sheridan of US$556,227(1) for the fiscal year ended December 31, 2008.

Termination and Change of Control Benefits

The employment contract for each Named Executive Officer provides that the termination of employment by the Corporation requires the provision of notice, or payment in lieu thereof. The required notice is fixed at 12 months, plus an additional month for every completed year of service to a maximum of 24 months notice or payment in lieu thereof. This required notice period is consistent with the Corporation’s obligations at common law.

All of the employment contracts for the Named Executive Officers include a “double-trigger” in relation to a change of control – if the executive’s employment is terminated (including a constructive dismissal) within 2 years following the date of a change of control, the executive is entitled to an enhanced payment equivalent to payment in lieu of a 24 month notice period. This enhanced entitlement, equivalent to an additional notice of up to 12 months, is consistent with market practice.

Finally, certain rights are triggered upon a change of control under our equity-based compensation plans, all as described below in the specific disclosure relating to the compensation of our Named Executive Officers and as also described above in connection with the proposed adoption of our Consolidated Equity-Based Compensation Plans.

Prerequisites

In addition to cash and equity compensation, the Corporation provides Named Executive Officers with certain personal benefits, consistent with similar benefits coverage within the comparator group. These benefits include a car allowance, medical benefits program, long and short-term disability coverage, life insurance, an annual medical and a financial planning allowance.

_______________

(1)

Mr. Sheridan’s bonus was paid in Canadian dollars (C$681,156) and was converted into United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2008.

Retirement Benefits

Each Named Executive Officer receives an RRSP contribution from the Corporation each year, equal to the maximum amount allowable under the Income Tax Act (Canada). In 2008, this amount was US$16,332(1). None of the Named Executive Officers participate in a Corporation-sponsored Defined Benefits Plan, Defined Contribution Plan, or Supplemental Executive Retirement Plan, nor do they receive contributions to any such plan on their behalf from the Corporation.

Total Executive Officer Compensation

The total value of the compensation of the Chief Executive Officer together with all of the other Named Executive Officers (as defined below in the section entitled "Executive Compensation") was US$5,374,324(2).

Minimum Share Ownership Guidelines

We established executive officer minimum share ownership guidelines in 2003, which obligate each executive officer to own a minimum number of our Shares. Those guidelines were modified by our Board in December 2007 to increase the minimum share ownership requirements for our executive officers.

For current executive officers other than the President and Chief Executive Officer, a new minimum share ownership guideline(3) was established requiring the executive officers to acquire a number of Shares, equal to the lesser of:

(a)	the number of Shares with a fair market value equal to the executive officer’s annual base salary; or
(b)	35,300 Shares.

In 2006, the policy for the President and Chief Executive Officer was reviewed and the equity ownership requirement for the President and Chief Executive Officer was increased such that the minimum share ownership guideline is equal to the lesser of:

(a)	the number of Shares that have a fair market value of three times the President and Chief Executive Officer’s base salary; or
(b)	181,903 Shares.

For the purposes of this section, the "fair market value" is defined as the closing price of our Shares as listed on the TSX on the date of review of the guideline. For the President and Chief Executive Officer, the share acquisition period is five years from the date of hire. All executive officers have met or are on track to achieve the applicable guidelines.

_______________

(1)

RRSP contributions were paid in Canadian dollars (C$20,000) and were converted into United States dollars for the purpose of the disclosure above using the Bank of Canada noon rate of exchange on December 31, 2008.

(2)

The majority of compensation was paid in Canadian dollars and the aggregate amount paid was converted into United States dollars for the purpose of the disclosure above using the Bank of Canada noon rate of exchange on December 31, 2008.

(3)

For current executive officers other than the President and Chief Executive Officer, the time for acquiring the new minimum share ownership level has been extended by three years for a total of eight years. For future executive officers, the minimum number of Shares must be acquired over a five-year period.

PERFORMANCE GRAPH

The following graph compares the total cumulative return to a shareholder who invested C$100 in our Shares on December 31, 2003, assuming reinvestment of dividends, with the total cumulative return of C$100 on the S&P/TSX Composite Index for the last five years.

	2003 (Dec 31) (C$)	2004 (Dec 31) (C$)	2005 (Dec 31) (C$)	2006 (Dec 31) (C$)	2007 (Dec 31) (C$)	2008 (Dec 31) (C$)
Ballard	100	53.23	32.09	43.44	34.05	8.74
S&P/TSX Composite Index	100	112.48	137.12	157.02	168.27	109.33

The trend shown by this graph does not reflect the trend in the Corporation’s compensation to its Named Executive Officers.

EXECUTIVE COMPENSATION

The following table summarizes the compensation paid for the fiscal year ended on December 31, 2008 to our Named Executive Officers.

Summary Compensation Table
Name and Principal Position	Year	Salary(3) (US$)	Bonus(4) (US$)	Long-Tern Incentives		All Other Compensation(8) (US$)	Total Compensation (US$)
				Share-Based Awards(5) (US$)	Option-Based Awards(7) (US$)
John W. Sheridan(1) President and Chief Executive Officer	2008	432,790	556,227	1,431,055(6)	204,207	39,238	2,663,517
Dave S. Smith(2) Vice President and Chief Financial Officer	2008	253,140	180,745	98,031	97,872	42,074	671,862
Noordin Nanji Vice President, Corporate Strategy and Development	2008	243,090	171,319	98,031	97,872	33,340	643,652
Christopher J. Guzy Vice President, Operations and Chief Technical Officer	2008	253,140	234,969	98,031	97,872	49,188	733,200
Glenn Y. Kumoi Vice President, Human Resources, Chief Legal Officer and Corporate Secretary	2008	212,470	197,216	136,561	85,638	30,208	662,093

(1)	Mr. Sheridan is also a director, but receives no compensation for his service as a director.

(2)

Mr. Smith resigned as Vice President and Chief Financial Officer effective January 30, 2009. Jay Murray was appointed Acting Chief Financial Officer effective January 30, 2009 following Mr. Smith’s resignation. Bruce Cousins was appointed Vice President & Chief Financial Officer effective April 6, 2009.

(3)

Salary of each of the Named Executive Officers was paid in Canadian dollars. The Canadian dollar amounts were C$530,000, C$310,000, C$297,692, C$310,000 and C$260,192 for Messrs. Sheridan, Smith, Nanji, Guzy and Kumoi, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of the table above using the Bank of Canada noon rate of exchange on December 31, 2008.

(4)

The bonus of each of the Named Executive Officers was paid in Canadian dollars. The Canadian dollar amounts were C$681,156, C$221,340, C$209,797, C$287,743 and C$241,510 for Messrs. Sheridan, Smith, Nanji, Guzy and Kumoi, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of the table above using the Bank of Canada noon rate of exchange on December 31, 2008.

Under the Corporation’s annual bonus plan, each executive officer elects to receive his bonus in Shares or DSUs and, at the Corporation’s discretion, all or part of the bonus can be paid in cash. The number of Shares or DSUs issued to satisfy the bonus obligation is equal to the amount of the bonus to be satisfied by the issue of Shares or DSUs, as applicable, divided by the fair market value of the Shares at the time of issuance (based on the closing trading price of the Shares on the TSX on the day of grant).

(5)

Represents the total fair market value of RSUs issued to each Named Executive Officer during the fiscal year. This amount is based on the grant date fair market value of the award, which equals the closing price of the Shares on the TSX on the date of issuance of the award. Fair value determined in accordance with Section 3870 of the CICA Handbook (accounting fair value) is recorded as compensation expense in the statement of operations on a straight-line basis over vesting periods of one to three years. There is no difference in Canadian dollars between the grant date fair market value of the award and the accounting fair value. The Canadian dollar amounts were converted into United States dollars for the purpose of the table above using the Bank of Canada noon rate of exchange on December 31, 2008.

As noted above, a dollar value is approved for the long term incentive awarded to each executive and 50% of this amount is awarded in the form of RSUs with the remaining 50% being awarded in the form of Share options. The number of RSUs awarded is equal to the dollar amount of the award to be awarded in RSUs divided by the fair market value of the Shares at the time of issuance (based on the closing price of the Shares on the TSX on the date of issuance). The number of RSUs issued to each Named Executive Officer in respect of this amount in respect of the fiscal year ended December 31, 2008 is as follows:

Named Executive Officer	Year	RSUs (#)	Fair Market Value of a Share (US$)(A)	Total (US$)
John W. Sheridan	2008	419,664	3.41	1,431,055
Dave S. Smith	2008	23,622	4.15	98,031
Noordin Nanji	2008	23,622	4.15	98,031
Christopher J. Guzy	2008	23,622	4.15	98,031
Glenn Y. Kumoi	2008	32,906	4.15	136,561

(A)

The fair market value of a Share has been calculated using the Canadian dollar closing price of the Shares underlying the RSUs on the TSX on the date of issuance. The Canadian dollar amounts were converted to United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2008.

(6)

In addition to the grant of 59,952 RSUs awarded to Mr. Sheridan in accordance with the Corporation’s usual practices for annual long-term incentives awards, the Board approved a recommendation by the MDNCC to award Mr. Sheridan a special, one-time three-year RSU award designed to retain and provide incentive to Mr. Sheridan through mid-2011. This three-year award, issued on May 12, 2008 had an award value at grant of US$1,226,618 (359,712 RSUs at a price of US$3.41 per share) with a three-year cliff vesting provision that requires Mr. Sheridan to continue to be employed by Ballard until that date in order to receive the full award. The special RSU award was based on a Canadian dollar amount (C$1.5 million) which has been converted into United States dollars using the Bank of Canada noon rate of exchange on the date of grant.

(7)

Represents the total of the fair market value of options to purchase our Shares issued under the Current Option Plans granted to each Named Executive Officer during the fiscal year. There were no options that were amended or modified during the year. This amount is based on the grant date fair market value of the award determined using the Black-Scholes valuation model using the following key assumptions: expected life of 7 years, expected volatility of 46% and risk free interest rate of 4%. Accounting fair value is recorded as compensation expense in the statement of operations on a straight-line basis over vesting period. There is no difference in Canadian dollars between the grant date fair market value of the award determined using the Black-Scholes valuation model and accounting fair value determined in accordance s.3870 of the CICA Handbook (accounting fair value). The Canadian dollar amounts were converted into United States dollars for the purpose of the table above using the Bank of Canada noon rate of exchange on December 31, 2008.

As noted above, a dollar value is approved for the long term incentive awarded to each executive and 50% of this amount is awarded in the form of RSUs with the remaining 50% being awarded in the form of Share options. The number of Share options awarded is equal to the dollar amount of the award to be awarded in options divided by the fair market value of the Shares at the time of issuance (based on the closing trading price of the Shares on the TSX on the day prior to issuance). The number of Share options issued to each Named Executive Officer in respect of this amount in the fiscal year ended December 31, 2008 is as follows:

Option-Based Awards
Named Executive Officer	Year	Shares Under Options (#)	Black-Scholes Value of Shares Underlying Options on Date of Grant (US$/Share)(A)	Fair Market Value (US$)
John W. Sheridan	2008	123,762	1.65	204,207
Dave S. Smith	2008	42,553	2.30	97,872
Noordin Nanji	2008	42,553	2.30	97,872
Christopher J. Guzy	2008	42,553	2.30	97,872
Glenn Y. Kumoi	2008	37,234	2.30	85,638

(A)

The fair market value of a Share has been calculated using the Canadian dollar closing price of the Shares underlying the RSUs on the TSX on the date of issuance. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2008.

(8)

All Other Compensation was actually paid in Canadian dollars. The Canadian dollar amounts were C$48,051, C$51,524, C$40,828, C$60,235 and C$36,993 for Messrs. Sheridan, Smith, Nanji, Guzy and Kumoi, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of the table above using the Bank of Canada noon rate of exchange on December 31, 2008.

The value of the items included in this amount was based on the aggregate incremental cash cost to the Corporation. All Other Compensation, including the type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites reported for a Named Executive Officer, includes:

All Other Compensation
Named Executive Officer	Year	RRSP Contribution (US$)(A)	Insurance Premiums (US$)(A)	Other(B) (US$)	Total (US$)
John W. Sheridan	2008	16,332	1,555	21,351	39,238
Dave S. Smith	2008	16,332	933	24,809	42,074
Noordin Nanji	2008	16,332	660	16,348	33,340
Christopher J. Guzy	2008	16,332	660	32,196	49,188
Glenn Y. Kumoi	2008	16,332	660	13,216	30,208

(A)

The amounts in this table were paid in Canadian dollars and have been converted into United States dollars using the Bank of Canada noon rate of exchange on December 31, 2008. The Canadian dollar amounts of the RRSP Contribution paid in respect of each of the Named Executive Officers was C$20,000. The Canadian dollar amounts of insurance premiums paid were C$1,904, C$1,143, C$808, C$808 and C$808 for Messrs. Sheridan, Smith, Nanji, Guzy and Kumoi, respectively. The Canadian dollar amounts of “other” compensation paid were C$26,147, C$30,381, C$20,020, C$39,427 and C$16,185 for Messrs. Sheridan, Smith, Nanji, Guzy and Kumoi, respectively.

(B)	Includes automobile allowances, financial planning services and medical and health benefits.

INCENTIVE PLAN AWARDS

The following table sets forth all option-based and share-based awards granted to our Named Executive Officers that are outstanding as of December 31, 2008.

Outstanding Share-Based Awards and Option-Based Awards (as of December 31, 2008)
	Option-Based Awards				Share-Based Awards(1)
Named Executive Officer	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price(2) (US$)	Option Expiration Date	Value of Unexercised In-The- Money Options(3) (US$)	Number of RSUs That Have Not Vested (#)	Market or Payout Value of RSUs That Have Not Vested(4) (US$)
John W. Sheridan	6,000 2,500 6,000 76,713(5) 123,762(6) 175,000(7)	72.27 35.77 31.64 6.37 3.41 5.86	May 17, 2011 Nov. 30, 2011 May 16, 2012 Feb. 23, 2014 May 13, 2015 Mar. 8, 2016	0 0 0 0 0 0	560,416	613,226
Dave S. Smith	30,000 30,000 15,000 45,000 40,000 22,484(8) 35,000 42,553(6) 55,000 60,000(9)	124.12 57.98 35.77 31.64 11.99 6.37 11.24 4.15 6.18 5.86	Oct. 26, 2010 Mar. 1, 2011 Nov. 30, 2011 May 16, 2012 Mar. 28, 2013 Feb. 23, 2014 Mar. 5, 2014 Feb. 22, 2015 Mar. 2, 2015 Mar. 8, 2016	0 0 0 0 0 0 0 0 0 0	69,307	75,838
Noordin Nanji	60,000 60,000 60,000 15,000 60,000 50,000 22,484(8) 35,000 42,553(6) 60,000 60,000(9)	32.87 156.79 57.98 35.77 31.64 11.99 6.37 11.24 4.15 6.18 5.86	Mar. 3, 2009 Mar. 2, 2010 Mar. 1, 2011 Nov. 30, 2011 May 16, 2012 Mar. 28, 2013 Feb. 23, 2014 Mar. 5, 2014 Feb. 22, 2015 Mar. 2, 2015 Mar. 8, 2016	0 0 0 0 0 0 0 0 0 0 0	69,307	75,838
Christopher J. Guzy	22,484(8) 40,000 42,553(6) 35,000 60,000(9)	6.37 6.49 4.15 6.18 5.86	Feb. 23, 2014 Feb. 1, 2015 Feb. 22, 2015 Mar. 2, 2015 Mar. 8, 2016	0 0 0 0 0	69,307	75,838
Glenn Y. Kumoi	40,000(10) 37,234(6)	4.22 4.15	June 21, 2014 Feb. 22, 2015	0 0	32,906	36,007

(1)

As noted above, executive officers may elect to receive all or part of their bonus in DSUs. DSUs are fully vested when granted and are redeemed for Shares upon the executive officer’s retirement or departure from Ballard. Accordingly, DSUs are not reflected in this table.

(2)

All figures are in United States dollars. Where options are exercisable in Canadian dollars, the exercise price has been converted to United States dollars using the Bank of Canada noon rate of exchange on December 31, 2008.

(3)

This amount is based on the difference between the closing price of the Shares underlying the options on the TSX as at December 31, 2008, and the exercise price of the option converted to United States dollars using the Bank of Canada noon rate of exchange on December 31, 2008. Where the difference is a negative number the value is deemed to be 0.

(4)

This amount is calculated by multiplying the number of RSUs that have not vested by the closing price of the Shares underlying the RSUs on the TSX as at December 31, 2008. It has then been converted United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2008. The Canadian dollar amounts were C$750,959, C$92,872, C$92,872, C$92,872 and C$44,094 for Messrs. Sheridan, Smith, Nanji, Guzy and Kumoi, respectively.

Such amounts may not represent the actual value of the RSUs which ultimately vest, as the value of the Shares underlying the RSUs may be of greater or lesser value and/or the exchange rate may be higher or lower on vesting. However, given that it would be not be feasible for the

Corporation to estimate, with any certainty, the market value of its Shares or the exchange rate on vesting, the Corporation has used the market value and exchange rate at the end of the most recently completed financial year for the purpose of calculating the amount disclosed.

(5)	Comprising 25,571 vested and 51,142 unvested options.
(6)	Unvested options.
(7)	Comprising 116,666 vested and 58,334 unvested options.
(8)	Comprising 7,494 vested and 14,990 unvested options.
(9)	Comprising 40,000 vested and 20,000 unvested options.
(10)	Comprising 13,333 vested and 26,667 unvested options.

The following table sets forth the value of the incentive plan awards vested or earned during the year ended December 31, 2008 by our Named Executive Officers.

Incentive Plan Awards – Value Vested or Earned During the Year (2008)
Named Executive Officer	Option-Based Awards – Value Vested During the Year(1) (US$)	Share-Based Awards – Value Vested During the Year(2) (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
John W. Sheridan	0	63,506	Nil
Dave S. Smith	0	217,960	Nil
Noordin Nanji	0	217,960	Nil
Christopher J. Guzy	0	168,124	Nil
Glenn Y. Kumoi	0	Nil	Nil
(1)

This value was determined by calculating the difference between the market price of the underlying Shares on the vesting date and the exercise price of the options on the vesting date. It has then been converted United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2008. Where the difference is a negative number the value is deemed to be 0.

(2)

This value was determined by calculating the dollar value realized by multiplying the number of Shares by the market value of the underlying Shares on the vesting date. It has then been converted United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2008. The Canadian dollar amounts were C$77,770, C$266,915, C$266,915 and C$205,885 for Messrs. Sheridan, Smith, Nanji and Guzy, respectively

The number of options vesting to Named Executive Officers under the Current Option Plans during the most recently completed financial year is 229,719, none of which were exercised by Named Executive Officers during 2008.

As noted in the Outstanding Share-Based Awards and Option-Based Awards table, as at December 31, 2008, there were 801,245 RSUs awarded to Named Executive Officers that were still unvested. The performance criteria for each of these RSUs has been met and they are set to vest (subject to the terms of the Current RSU Plan) as follows:

Named Executive Officer	Number of RSUs That Have Not Vested	Vesting Date
John W. Sheridan	15,310 110,132 19,984 15,310 19,984 379,696	Feb. 22, 2009 Mar. 8, 2009 May 12, 2009 Feb. 22, 2010 May 12, 2010 May 12, 2011
Dave S. Smith(1)	7,874 4,487 36,710 7,874 4,487 7,874	Feb. 21, 2009 Feb. 22, 2009 Mar. 8, 2009 Feb. 21, 2010 Feb. 22, 2010 Feb. 21, 2011

Named Executive Officer	Number of RSUs That Have Not Vested	Vesting Date
Noordin Nanji	7,874 4,487 36,710 7,874 4,487 7,874	Feb. 21, 2009 Feb. 22, 2009 Mar. 8, 2009 Feb. 21, 2010 Feb. 22, 2010 Feb. 21, 2011
Christopher J. Guzy	7,874 4,487 36,710 7,874 4,487 7,874	Feb. 21, 2009 Feb. 22, 2009 Mar. 8, 2009 Feb. 21, 2010 Feb. 22, 2010 Feb. 21, 2011
Glenn Y. Kumoi	12,237 6,890 6.890 6,889	Feb. 21, 2009 Feb. 21, 2009 Feb. 21, 2010 Feb. 21, 2011
(1)	Mr. Smith’s unvested RSUs lapsed on January 30, 2009, the effective date of his resignation from Ballard.

PENSION PLAN BENEFITS

None of the Named Executive Officers participate in a Corporation-sponsored Defined Benefits Plan or Defined Contribution Plan, nor do they receive contributions to any such plan on their behalf from the Corporation.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment Contracts

Ballard employs a standard-form executive employment agreement which all of our Named Executive Officers have executed. These agreements have indefinite terms, provide for payments to be made on termination and otherwise include standard industry terms and conditions, including intellectual property, confidentiality, and non-competition and non-solicitation provisions in favour of Ballard.

The annual salary paid(1) to each of our Named Executive Officers under their employment agreements for 2008 was as follows: Mr. Sheridan received US$432,790, Mr. Smith received US$253,140, Mr. Nanji received US$243,090, Mr. Guzy received US$253,140 and Mr. Kumoi received US$212,470.

Pursuant to these employment agreements, we can terminate a Named Executive Officer’s employment immediately, without any required period of notice or payment in lieu thereof, for just cause, upon the death of the executive, or if the executive does not renew any required work permits. In every other circumstance, other than one following a change of control, we are required to provide notice of 12 months plus one month for every year of employment completed with us, to a maximum of 24 months, or payment in lieu of such notice, consisting of the salary, bonus and other benefits that would have been earned during such notice period.

All of the employment contracts for the Named Executive Officers includes a “double-trigger” in relation to a change of control – if the executive’s employment is terminated (including a constructive dismissal) within 2 years following the date of a change of control, the executive is entitled to a payment equivalent to payment in lieu of a 24 month notice period. For these purposes, a "change of control" under the employment agreements is defined as occurring when:

(a)	a person or persons acting in concert acquires at least one-half of Ballard’s shares;

_______________

(1)

All figures are in United States dollars. However, as the majority of compensation is paid in Canadian dollars, the amounts paid were converted into United States dollars using the Bank of Canada noon rate of exchange on December 31, 2008.

(b)

the persons who comprise the Board of Ballard do not consist of a majority of persons who were previously directors of Ballard, or who were recommended to the shareholders for election to the Board by a majority of the Directors;

(c)	there is a disposition of all or substantially all of Ballard’s assets to an entity in which Ballard does not have a majority interest; or
(d)	Ballard is involved in any business combination that results in Ballard’s shareholders owning less than one-half of the voting shares of the combined entity.

Equity-Based Compensation Plans

The Consolidated Option Plan provides that, if a participant ceases to be an employee of Ballard or its subsidiaries, he or she will have up to 90 days, in the event of termination other than for just cause, or 30 days, in the event of voluntary resignation, in which to exercise his or her vested options (in each case subject to extension if the option would otherwise expire during, or within 9 business days after the end of, a blackout period). In the event of termination other than for just cause, the CEO has the discretion to extend the exercise period to up to one year after the optionee ceases to work for Ballard and to accelerate the vesting of unvested options that would have otherwise vested during that period in the next year (in effect enabling the continuance of the options during a notice period).

All Ballard RSUs awarded under the Consolidated SDP expire (no longer be capable of being converted into Shares) on the last day on which the participant works for Ballard or any of its subsidiaries.

DSUs will be redeemed for Shares under the Consolidated SDP by no later than December 31 of the first calendar year commencing after the holder’s employment with Ballard and its subsidiaries is terminated, except in the case of US holders, whose DSUs will be redeemed for Shares approximately 6 months after termination of employment.

The Consolidated Option Plan provides for the acceleration of vesting of options upon a change of control, which is defined as:

(a)

a person making a take-over bid that could result in that person or persons acting in concert acquiring at least two-thirds of Ballard’s shares and in respect of which the Board approves the acceleration of options;

(b)	any person or persons acting in concert acquiring at least two-thirds of the outstanding Shares;
(c)	there is a disposition of all or substantially all of Ballard’s assets to an entity in which Ballard does not have a majority interest;
(d)

Ballard joins in any business combination that results in Ballard’s shareholders owning one-third or less of the voting shares of the combined entity and Ballard is privatized (or the parties to the business combination have publicly expressed an intention to privatize Ballard); or

(e)	any other transaction, a consequence of which is to privatize Ballard is approved by Ballard security holders or, if such approval is not required, is approved by Ballard.

If an accelerated vesting event occurs any outstanding option may be exercised at any time before the 60th day after such event.

Under the Consolidated SDP, the occurrence of any of the accelerated vesting events described above triggers (subject to Board approval in the case of a take-over bid) the termination of the restriction period applicable to RSUs such that holders will become immediately entitled to receive Shares in respect of their RSUs (subject to satisfaction of any performance criteria or other conditions specified in the award).

The following table shows, for each Named Executive Officer, the amount such person would have been entitled to receive on the termination of his employment, without just cause, on December 31, 2008, the amount such person would have been entitled to if a change of control occurred on December 31, 2008 and the amount such person would have been entitled to receive on the termination of his employment, without just cause, on December 31, 2008 if that termination occurred following a change in control:

Named Executive Officer	Triggering Event
	Termination of Employment (2) (US$)(1)	Change of Control (3) (US$)(1)	Termination of Employment following Change of Control (US$)(1)
John W. Sheridan
Severance	$964,559	$0	$1,653,530
Other benefits	$47,743	$0	$122,897
Accelerated vesting	$0	$616,550	$0
Total	$1,012,303	$616,550	$1,776,427
Dave S. Smith
Severance	$731,025	$0	$865,353
Other benefits	$74,818	$0	$130,833
Accelerated vesting	$0	$76,249	$0
Total	$805,843	$76,249	$996,186
Noordin Nanji
Severance	$608,402	$0	$720,197
Other benefits	$58,485	$0	$111,233
Accelerated vesting	$0	$76,249	$0
Total	$666,887	$76,249	$831,430
Christopher J. Guzy
Severance	$540,846	$0	$865,353
Other benefits	$66,711	$0	$147,788
Accelerated vesting	$0	$76,249	$0
Total	$607,556	$76,249	$1,013,141
Glenn Y. Kumoi
Severance	$400,691	$0	$739,737
Other benefits	$34,219	$0	$104,225
Accelerated vesting	$0	$36,202	$0
Total	$434,910	$36,202	$843,962

(1)

All values are in United States dollars. However, as the majority of payments are payable in Canadian dollars, the amounts disclosed above were converted into United States dollars using the Bank of Canada noon rate of exchange on December 31, 2008.

(2)	Based on accrued service to December 31, 2008 and the annual bonus amount earned during 2008.
(3)

All options and RSUs vest immediately upon a change of control. Value shown equals, in the case of RSUs, the price of the underlying Shares on December 31, 2008 multiplied by the number of RSUs. As the exercise price of the relevant options exceeded the market price of the underlying Shares on December 31, 2008, no value is attributable to options.

DIRECTOR COMPENSATION

Our Corporate Governance Committee has the responsibility for determining compensation for our Directors. The committee has determined that the principal method of compensating Directors should be through an annual retainer and meeting fees. The retainer has historically been paid in DSUs or Shares, at the election of the individual directors, but with the current shift in focus on limiting shareholder dilution, it is expected director retainers will be paid in cash. Directors have not been issued any stock options or similar equity-based compensation in the last 5 years, and there is no current intention to do so in the future.

The objective of the committee is to ensure that the annual retainer and meeting fees paid to Directors is commensurate with the high quality of candidates Ballard has enjoyed in the past and expects in the future. As a result the committee seeks to provide compensation for directors that would compensate them at approximately the 50% mark for the comparator group of North American companies. The committee retains independent compensation consultants for professional advice and as a source of competitive market information. In 2008, the committee retained Towers Perrin to provide independent compensation analysis and advice related to director compensation. Based on Towers Perrin’s report in November 2008, the compensation provided to directors is slightly lower than the 50% mark. However, the committee determined that, given the difficult global economic environment, the annual retainer for the directors should be unchanged even though it did not currently meet the 50% level.

The Board sets annual effectiveness goals and tracks performance against those goals.

In 2008, compensation was earned by the directors as follows(1):

Name	Fees Earned (US$)(2)(3)
Ian A. Bourne	150,253
Edwin J. Kilroy	72,922
Dr. C.S. Park	66,300
Dr. Geraldine B. Sinclair	59,612
David J. Smith	62,796
David B. Sutcliffe	69,493
Mark A. Suwyn	66,300
Douglas W.G. Whitehead	51,691

(1)

All figures are in United States dollars. However, the compensation paid to directors (other than Dr. C.S. Park and Mr. Suwyn) was actually paid in Canadian dollars. The Canadian dollar amounts were C$184,000, C$89,300, C$73,000, C$76,900, C$85,100 and C$63,300 for Mr. Bourne, Mr. Kilroy, Ms. Sinclair, Mr. Smith, Mr. Sutcliffe and Mr. Whitehead, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of the table above using the Bank of Canada noon rate of exchange on December 31, 2008.

(2)	Represents the aggregate retainers and attendance fees paid:
Compensation
Director	Board Retainer (US$)	Committee Retainer (US$)	Board and Committee Attendance Fees (US$)	Total Compensation (US$)
Ian A. Bourne	140,454	Nil	9,799	150,253
Edwin J. Kilroy	36,747	11,841	24,334	72,922
Dr. C.S. Park	45,000	1,500	19,800	66,300
Dr. Geraldine B. Sinclair	36,747	2,450	20,415	59,612
David J. Smith	36,747	5,308	20,741	62,796
David B. Sutcliffe	36,747	6,533	26,213	69,493
Mark A. Suwyn	45,000	3,000	18,300	66,300
Douglas W.G. Whitehead	36,747	2,450	12,494	51,691

All figures are in United States dollars. However, the compensation paid to directors (other than Dr. C.S. Park and Mr. Suwyn) was actually paid in Canadian dollars. The Canadian dollar amounts in respect of Board Retainer were C$172,000 for Mr. Bourne and C$45,000 for each of Mr. Kilroy, Ms. Sinclair, Mr. Smith, Mr. Sutcliffe and Mr. Whitehead. The Canadian dollar amounts in respect of Committee Retainer were C$14,500, C$3,000, C$6,500, C$8,000 and C$3,000 for Mr. Kilroy, Ms. Sinclair, Mr. Smith, Mr. Sutcliffe and Mr. Whitehead, respectively.The Canadian dollar amounts in respect of Board and Committee Attendance Fees were C$12,000, C$29,800, C$25,000, C$25,400, C$32,100 and C$15,300 for Mr. Bourne, Mr. Kilroy, Ms. Sinclair, Mr. Smith, Mr. Sutcliffe and Mr. Whitehead, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of the table above using the Bank of Canada noon rate of exchange on December 31, 2008.

(3)

Each non-executive director may elect to receive part of his compensation in Shares or DSUs as described in the table below. The number of Shares or DSUs issued to satisfy the compensation obligation is equal to the amount of the compensation to be satisfied by the issue of Shares or DSUs, as applicable, divided by the fair market value of the Shares at the time of issuance (based on the closing trading price of the Shares on the TSX on the day of grant).

We remunerate directors who are not executive officers directors for services to the Board, committee participation and special assignments. The following table describes the compensation of independent directors in 2008:

C$
Annual Retainer (Non-Executive Chair of the Board) - Payable in Shares or DSUs, and up to 1/3 in Cash	172,000
Annual Retainer (Director) - Payable in Shares or DSUs	45,000
Annual Retainer (Committee Chairs) – Payable in Shares, DSUs or Cash - Audit Committee - All other Committees	13,000 5,000
Annual Retainer for Committee Members - Payable in Shares, DSUs or Cash -Audit Committee -All other Committees	3,000 1,500
Committee Meeting Attendance Fee (per meeting) – Payable in Cash - Committee Chair - Committee Member	1,400 1,300
Board Meeting Attendance Fee (per meeting) – Payable in Cash	1,500

(1)	The majority of compensation is paid in Canadian dollars. However, Dr. Park’s and Mr. Suwyn’s compensation was payable in United States dollars and they received the following amounts:
Annual Retainer (Director) - Payable in Shares or DSUs	US$45,000
Annual Retainer (Committee Chairs) – Payable in Shares, DSUs or Cash - Audit Committee - All other Committees	US$13,000 US$5,000
Annual Retainer for Committee Members - Payable in Shares, DSUs or Cash -Audit Committee -All other Committees	US$3,000 US$1,500
Committee Meeting Attendance Fee (per meeting) – Payable in Cash - Committee Chair - Committee Member	US$1,400 US$1,300
Board Meeting Attendance Fee (per meeting) – Payable in Cash	US$1,500

(2)	The Chair of the Board does not receive additional retainers or meeting attendance fees for the committees.

At the discretion of the Chair, a meeting fee may be paid to independent directors for meetings that the director is requested or required to attend that are not official meetings of the Board or committees.

Directors are also reimbursed for travel and other reasonable expenses incurred in connection with attending Board or committee meetings. If a meeting or group of meetings is held on a continent other than the continent on which an independent director is resident, that director will receive an additional fee of U.S.$2,250 (or C$2,250 in the case of a non-United States resident), in recognition of the additional time required to travel to and from the meeting or meetings.

Historically, we have satisfied our Chair’s annual retainer by utilizing up to 1/3cash and the remainder in equity-based compensation. For our directors, we have historically satisfied annual retainers by utilizing 100% in equity-based compensation, and committee retainers by utilizing cash or equity-based compensation, based on an election made by each director. In 2008, after discovering the Overgrant, we paid all retainers and meeting fees accrued thereafter in cash. Starting in 2003, we ceased the practice of annual grants of share options to our independent directors. Meeting attendance fees are paid in cash.

Under the Current DSU Plan for Directors, each independent director may elect to receive a number of DSUs to satisfy his or her total annual retainer. A DSU under this plan is a notional Share having the same value as a Share at the time of grant. However, a DSU is not redeemed until the director leaves the

Board, and its value on redemption will be based on the value of our Shares at that time. The Current DSU Plan for Directors thereby provides the financial equivalent of an ongoing equity interest in the Corporation through our directors’ Board service. Directors are entitled to elect to participate in the CurrentDSU Plan for Directors or to receive their annual retainers in Shares. The 2003 SDP or any successor plans will be used to satisfy the redemption of DSUs issued pursuant to the CurrentDSU Plan for Directors and any issuance of Shares to satisfy the annual retainer.

INCENTIVE PLAN AWARDS

The following table sets forth all option-based and share-based awards granted to our non-executive directors that are outstanding as of December 31, 2008.

Outstanding Share-Based Awards and Option-Based Awards (as of December 31, 2008)
	Option-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price(1) (US$)	Option Expiration Date	Value of Unexercised In-The-Money Options(2) (US$)
Ian A. Bourne	0	─	─	─
Edwin J. Kilroy	6,000	31.64	May 16, 2012	0
Dr. C.S. Park	0	─	─	─
Dr. Geraldine B. Sinclair	0	─	─	─
David J. Smith	0	─	─	─
David B. Sutcliffe	0	─	─	─
Mark A. Suwyn	0	─	─	─
Douglas W.G. Whitehead	7,500 6,000 6,000 2,500 6,000	43.48 96.56 72.27 53.64 31.64	May 20, 2009 Jun. 13, 2010 May 17, 2011 Nov. 30, 2011 May 16, 2012	0 0 0 0 0

(1)

All figures are in United States dollars. Where options are exercisable in Canadian dollars, the exercise price has been converted to United States dollars using the Bank of Canada noon rate of exchange on December 31, 2008.

(2)

This amount is based on the difference between the closing price of the Shares underlying the options on the TSX as at December 31, 2008, and the exercise price of the option converted to United States dollars using the Bank of Canada noon rate of exchange on December 31, 2008. Where the difference is a negative number the value is deemed to be 0.

No incentive plan awards vested for, or were earned by, our Directors during the year ended December 31, 2008.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of December 31, 2008, the number of securities we are authorized to issue under our equity-based compensation plans and the relevant exercise prices at which such securities may be issued.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#) (a)	Weighted -Average Exercise Price of Outstanding Options, Warrants and Rights (C$) (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans excluding securities reflected in column (a) (c)
Equity-based compensation plans approved by security holders	6,928,869(1)	19.67	2,890,950
Equity-based compensation plans not approved by security holders	Nil	N/A	N/A
Total	6,928,869	19.67	2,890,950

(1)	Shares issuable under the 2003 SDP, Current DSU Plans and Current RSU Plan will be satisfied with Shares reserved under the 2003 SDP or any successor plan.

For a detailed description of our equity-based compensation plans, see the description above under the heading "Equity-Based Compensation Matters".

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

The following table shows securities beneficially owned, or controlled or directed, directly or indirectly, by all directors and nominees and each of the Named Executive Officers as of April 14, 2009.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class (2) (%)	Value (3) (C$)	Value (4) (US$)
	Shares	DSUs
Named Executive Officers
Christopher J. Guzy	119,017	Nil	0.1412	321,346	265,750
Noordin Nanji	57,927	Nil	0.0687	156,403	129,344
John W. Sheridan	336,840	57,943	0.4685	1,065,914	881,500
Dave S. Smith(1)	12,165	16,914	0.0345	78,513	64,929
Glenn Y. Kumoi	32,495	Nil	0.0386	87,737	72,558
Directors
Ian A. Bourne	26,824	77,706	0.1240	282,231	233,402
Edwin J. Kilroy	2,424	42,844	0.0537	122,224	101,078
Dr. C.S. Park	17,091	Nil	0.0203	46,146	38,162
Dr. Geraldine B. Sinclair	176	25,355	0.0303	68,934	57,008
David J. Smith	7,911	14,841	0.0270	61,430	50,802
David B. Sutcliffe	3,600	25,528	0.0346	78,646	65,039
Mark A. Suwyn	7,237	35,019	0.0501	114,091	94,352
Douglas W.G. Whitehead	4,383	36,916	0.0490	111,507	92,215
All Directors and Named Executive Officers	628,090	333,066	1.1405	2,595,122	2,146,139

(1)	Mr. Smith resigned as Vice President and Chief Financial Officer effective January 30, 2009, the number of Shares and DSUs held by him are stated as at that date.
(2)	For the purpose of this table, Shares and DSUs are treated as a single class. Based on 83,940,682 Shares and 333,066 DSUs issued and outstanding as of April 14, 2009.
(3)	Calculated on basis of C$2.70 closing Share price on the TSX as of April 14, 2009.
(4)	Calculated on basis of C$2.70 closing Share price on the TSX as of April 14, 2009 and converted into United States dollars using the Bank of Canada noon rate of exchange on April 14, 2009.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the best of our knowledge, no informed person, proposed director or person who has been a director or executive officer of the Corporation (or any associate of affiliate of such persons) had any interest in any material transactions during the past year or has any interest in any material transaction to be considered at the Meeting, except as disclosed in this Management Proxy Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

In compliance with Sarbanes-Oxley, we do not make or arrange personal loans to directors or executive officers. As of April 14, 2009, our current or former directors, officers and employees have no outstanding indebtedness to the Corporation, its subsidiaries or to any other entity and which is guaranteed by the Corporation or its subsidiaries.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

We purchase and maintain insurance for the benefit of our directors and officers for losses arising from claims against them for certain actual or alleged wrongful acts they may undertake while performing their director or officer function. The total annual premium in respect of our directors’ and officers’ liability insurance program was approximately US$700,000 for 2008 and US$600,000 for 2009. The aggregate maximum coverage provided by the policy for all claims, for both directors and officers, in any single policy year is US$40 million. In addition to the payment of the premiums, we are accountable for the payment of the policy deductible of US$200,000 to US$500,000 per claim. We have also agreed to indemnify each of our directors and officers against all expenses, liability and loss, reasonably incurred or suffered, arising from the performance of his or her duties as an officer or director of Ballard.

ADDITIONAL INFORMATION

Additional information relating to us is included in the following public filings, which are incorporated by reference (the "Incorporated Documents") into, and form an integral part of, this Management Proxy Circular:

•	Annual Information Form dated March 10, 2009;
•	Audited Annual Financial Statements for the year ended December 31, 2008 together with the auditors’ report thereon; and
•	Management's Discussion and Analysis for the year ended December 31, 2008.

Copies of the Incorporated Documents and all our other public filings providing additional information relating to us may be obtained at www.sedar.com or www.sec.gov, or upon request and without further charge from either our Corporate Secretary, at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8, or by calling our Investor Relations Department at (604) 454-0900.

PROPOSALS

Any shareholder who intends to present a proposal at our 2010 annual shareholders’ meeting must send the proposal to our Corporate Secretary at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8. In order for the proposal to be included in the proxy materials we send to shareholders for that meeting, the proposal:

•	must be received by us no later than January 14, 2010; and
•	must comply with the requirements of section 137 of the Canada Business Corporations Act.

We are not obligated to include any shareholder proposal in our proxy materials for the 2010 annual shareholders’ meeting if the proposal is received after the January 14, 2010 deadline.

APPROVAL BY BOARD

Our Board has approved the contents and the sending of this Management Proxy Circular to the shareholders of the Corporation.

BY ORDER OF THE BOARD

"Glenn Y. Kumoi"

GLENN Y. KUMOI

Vice President, Human Resources,

Chief Legal Officer and Corporate Secretary

Dated: April 14, 2009

APPENDIX A

DESCRIPTION OF CONSOLIDATED OPTION PLAN

The Consolidated Option Plan is designed to recognize contributions made by directors, officers and employees of Ballard or any of its subsidiaries and to provide an incentive for their continuing relationship and to promote a greater alignment of interests between directors, officers and employees and the shareholders by providing equity incentives. The Board, on the recommendation of the MDNCC, makes all grants of Ballard options under the Consolidated Option Plan.

All directors, officers and employees of Ballard and its subsidiaries will be eligible to participate in the Consolidated Option Plan. The same categories of people were eligible to participate in the 2002 Option Plan, while consultants to the Corporation were also eligible to participate in each of the 1997 Option Plan and the 2000 Option Plan.

Former Ballard employees who have been transferred (the "Transferred Employees") to AFCC Automotive Fuel Cell Cooperation Corp. ("AFCC") are be permitted to participate in the Consolidated Option Plan on the same basis as they are entitled to participate in the Current Option Plans. That is, to a limited extent, for so long as they remain employees of AFCC. New Ballard options may not be granted to Transferred Employees under either the Consolidated Option Plan or the Current Option Plans.

The Consolidated Option Plan consolidates the four Current Option Plans into a single plan under which the number of Shares reserved and authorized for issue will be equal to the aggregate number of Shares reserved and authorized under the Current Option Plans, at the time of adoption.

As at April 14, 2009, the number of Shares issued and reserved and authorized for issue under each of the Current Option Plans and the percent of the issued and outstanding Shares represented by that number of Shares is as follows:

	Shares Issued or Reserved for Issue		Shares Issued		Shares Reserved for Issue in respect of Outstanding Options		Shares no longer available for Issue (Lapsed Options)(1)		Shares Available in respect of Future Option Grants
Plan	No. of Shares	% of Outstanding Shares	No. of Shares	% of Outstanding Shares	No. of Shares	% of Outstanding Shares	No. of Shares	% of Outstanding Shares	No. of Shares	% of Outstanding Shares
2002 Option Plan	2,750,000	3.3	4,550	<0.01	2,322,210	2.8	390,235	0.5	33,055	<0.1
2000 Option Plan	3,469,839	4.1	Nil	Nil	2,748,849	3.3	452,380	0.5	268,610	0.3
1997 Option Plan	2,454,456	2.9	1,164,047	1.4	599,184	0.7	691,225	0.8	Nil	Nil
BGS Option Exchange Plan	171,813	0.2	Nil	Nil	26,608	<0.1	52,889	0.1	92,316(2)	0.1
Total	8,846,108	10.5	1,168,597	1.4	5,696,851	6.8	1,586,729	1.9	393,931	0.5

(1)	Under the Consolidated Option Plan, these Shares (which are already reserved for issuance) would become issuable as they would form part of the larger pool of Shares available for issue.
(2)

As all BGS options have either been exchanged for Ballard options or expired, no further grants are capable of being made these 92,316 Shares cannot be used under the BGS Option Exchange Plan. Under the Consolidated Option Plan, such Shares (which are already reserved for issuance) would become issuable as they would form part of the larger pool of Shares available for issue.

If the Consolidated Option Plan had been adopted on April 14, 2009, a maximum of 8,846,108 Shares would have been reserved and authorized for issuance under it (representing 10.5% of the issued and outstanding Shares as of April 14, 2009). Of these 8,846,108 Shares, 5,696,851 Shares would have been reserved for issuance on the exercise of then outstanding options (representing 6.8% of the issued and outstanding Shares as of April 14, 2009) and 1,980,660 Shares would have remained reserved for issuance under options that may be granted in the future (representing 2.4% of the issued and outstanding

Shares of that date), 1,586,729 of which would have been in respect of options which have lapsed and, therefore, would not have been available under the Current Option Plans.

If the Consolidated Equity-Based Compensation Plans receive the required shareholder and TSX approvals, all outstanding options granted under the Current Option Plans will continue under the terms of the Consolidated Option Plan.

The Consolidated Option Plan provides that Shares that had been reserved for issue under options that are surrendered, terminated or expire without being exercised will form part of the pool of Shares available for options and may be the subject of further option grants. This is a change from the Current Option Plans, which are either silent on the issue or provide that such Shares are only available for reissue if the Board so determines (other than the 1997 Option Plan and the BGS Option Exchange Plan which prohibit further grants in respect of Shares not purchased under lapsed options). The 1,980,660 Shares which would be available for future grants under the Consolidated Options Plan had it been adopted on April 14, 2009 would include 1,586,729 Shares which were no longer available for issue under the Current Option Plans because they had been previously allotted for issue under lapsed options.

The number of options granted under the Consolidated Option Plan may adjust if any share reorganization, stock dividend or corporate reorganization occurs.

The Consolidated Option Plan limits insider participation such that the number of Shares issued to insiders, within any one-year period, and issuable to insiders, at any time, under the plan and any other Ballard equity-based compensation arrangements, cannot exceed 10% of Ballard’s issued and outstanding Shares.

These limits comply with TSX requirements and differ from those under the Current Option Plans which restrict the number of Shares that can be issued or reserved for issue under each plan, together with all other Ballard equity-based compensation arrangements, to insiders to 10% of the Outstanding Issue (as defined in the plans) and to any insider and his or her associates, within a one-year period, to 5% of the Outstanding Issue, at the relevant time.

The Current Option Plans (other than the BGS Option Exchange Plan) also limit the number of Shares that can be reserved for issue to any one person under the relevant plan, or in the case of the 2002 Option Plan, under all stock option plans, to 5% of the Outstanding Issue. These limits have been removed in the Consolidated Option Plan.

The 2002 Option Plan and the 2000 Option Plan further restrict the number of Shares that can be issued or reserved for issuance to directors (other than directors who are also officers). Under the 2002 Option Plan a maximum of 150,000 Shares in the aggregate and 10,000 Shares annually to each individual can be issued or reserved for issue to non-executive directors. Under the 2000 Option Plan, the maximum number of Shares that can be issued or reserved for issue to non-executive directors under that plan and any other Ballard equity-based compensation arrangement is 295,000. These limits have been removed in the Consolidated Option Plan and replaced with a new limit which specifies that, in any year, a non-executive Director’s participation in all Ballard equity-based compensation arrangements is limited to that number of shares (or that number of securities in respect of underlying shares) having a value of not more than C$100,000 on the date of grant, excluding any securities issued in respect of the non-executive Director’s annual retainer.

Apart from the limits on Shares issued or issuable to insiders and to non-executive Directors, described above, the Consolidated Option Plan does not restrict the number of Shares that can be issued to any one person or to Directors.

As is the case under the 2002 Option Plan, under the Consolidated Option Plan the exercise price of a Ballard option will be determined by the Board and is to be no less than the closing price per Share on the TSX on the last trading day before the date the option is granted. Under the 2000 Option Plan and the 1997 Option Plan the exercise price is fixed at the closing price per Share on the TSX on the last trading day before the day the option is granted.

Under the Consolidated Option Plan, Ballard options may have a term of up to 10 years from the date of grant, and unless otherwise determined by the Board, will vest in equal amounts on the first, second and third anniversaries of the date of grant. These provisions are substantially the same as the corresponding provisions of the Current Option Plans.

Vesting of options may be accelerated in certain cases. If an "accelerated vesting event" occurs, any outstanding option may be exercised at any time before the 60th day after such event. An accelerated vesting event occurs when: (a) a person makes a take-over bid that could result in that person or persons acting in concert acquiring at least two-thirds of Shares; (b) any person or persons acting in concert acquire at least two-thirds of Shares; (c) there is a disposition of all or substantially all of Ballard’s assets; (d) Ballard joins in any business combination that results in Ballard’s shareholders owning one-third or less of the voting shares of the combined entity and Ballard is privatized (or the parties to the business combination have publicly expressed an intention to privatize Ballard); or (e) any other transaction, a consequence of which is to privatize Ballard is approved. The Current Option Plans contain similar provisions with respect to accelerated vesting, except that (i) an intention to privatize is not required for vesting to be accelerated in the event of a business combination and (ii) vesting is not accelerated on approval of "other" privatization transactions. The Consolidated Option Plan includes these events so as to conform the acceleration events under the Consolidated Option Plan with those under the Consolidated SDP and eliminate discrepancies between the events that trigger accelerated vesting under the Current Option Plans and those that trigger accelerated vesting (technically, a shortening of the restriction period) under the Current RSU Plan thus providing for equality of treatment between option holders and RSU holders.

In addition to the conforming changes referred to above, a “double trigger” has been added in the event of a take-over. Accordingly, vesting will only be accelerated if the Board approves the acceleration. In such circumstances, the Board will also have the ability to make such changes as it considers fair and appropriate, including accelerating vesting, otherwise modifying the terms of options to assist the holder to tender into the take-over bid or terminating options which have not been exercised prior to the successful completion of the accelerated vesting event. A similar double trigger has been added to the Consolidated SDP.

Under the Consolidated Option Plan each option will expire (or no longer be capable of being exercised) on the earlier of:

(a)	the expiration date as determined by the Board, which date will not be more than 10 years from the date of grant; and
(b)

if the optionee is a director, officer or employee, the optionee ceases to hold such position, except that, an option will be capable of exercise, if the optionee ceases to be a director, officer or employee:

(i)	because of his or her death, for one year after the optionee dies;
(ii)	because of his or her retirement, for three years after the optionee retires (or, if the optionee dies after retirement, one year after his or her death, if earlier);
(iii)	as a result of voluntary resignation, for 30 days after the last day on which the optionee ceases to be a director, or the officer or employee ceases to work for Ballard;
(iv)

other than as a result of voluntary resignation (in the case of a director) or termination other than for just cause (in the case of an officer or employee), for 90 days after the last day on which the optionee ceases to be a director, or the officer or employee ceases to work for Ballard (although in these circumstances, the Chief Executive Officer has discretion to extend the exercise period to up to one year after the optionee ceases to work for Ballard).

In the event that the optionee dies, all previously unvested options vest and, in the circumstances described in (b)(iv) above, the Chief Executive Officer has discretion to accelerate the vesting of unvested options that would have otherwise vested in the next year. In the other circumstances described above, an option is only capable of being exercised in respect of options that were vested at the time the optionee ceased to be a director or ceased to work for Ballard.

In the event that an optionee becomes "totally disabled" (as defined in the Consolidated Option Plan), his or her options will continue to vest and be exercisable as they would have had the optionee continued to be a director, officer or employee of Ballard.

If an option would otherwise expire or cease to be exercisable during a blackout period or within nine business days after the end of a blackout period (that is, a period during which employees and/or directors cannot trade in securities of the Corporation because they may be in possession of insider information), the expiry date of the option is extended to the date which is 10 business days after the end of the blackout period.

The 2002 Option Plan contains similar provisions with respect to when options expire or cease to become exercisable. The provisions of the other Current Option Plans with respect to expiry and exercisability differ from those of the Consolidated Option Plan as follows:

(a)	under the 2000 Option Plan and the 1997 Option Plan:
(i)	options are exercisable for up to 30 days after the optionee ceases to be a director (in any circumstances) or ceases to work for Ballard other than for cause; and
(ii)	in the event that the optionee ceases to work for Ballard as a result of retirement or becoming totally disabled, previously unvested options become capable of being exercised; and
(b)	under the 2000 Option Plan, options are exercisable for up to three years after the optionee dies or becomes totally disabled;
(c)	under the 1997 Option Plan and the BGS Option Exchange Plan:
(i)	options are exercisable for up to two years after the optionee dies; and
(ii)	options are exercisable for up to five years after the optionee retires or becomes totally disabled; and
(d)

under the BGS Option Exchange Plan, in the event that an optionee ceases to be employed by Ballard other than as a result of termination for cause, death, retirement or becoming totally disabled, his or her options are exercisable for 30 days.

The Board is entitled to make, at any time, and from time to time, and without obtaining shareholder approval, amend any provision of the Consolidated Option Plan and/or any option previously granted including, without limitation, any of the following amendments

(a)	amendments to the definitions and other amendments of a clerical nature;
(b)

amendments to any provisions relating to the granting or exercise of options, including but not limited to provisions relating to the term, termination, amount and payment of the subscription price, vesting period, expiry or adjustment of options, provided that, without shareholder approval, such amendment does not entail:

(i)	a change in the number or percentage of Shares reserved for issuance under the plan;
(ii)	a reduction in the exercise price of an option or the cancellation and reissuance of options;
(iii)	an extension of the expiry date of an outstanding option;
(iv)	an increase to the maximum number of Shares that may be:
(A)	issued to insiders within a one-year period; or

(B)	issuable to insiders at any time,

under all of Ballard’s equity-based compensation arrangements, which could exceed 10% of the issued and outstanding Shares of at that time;

(v)

an increase in the maximum number of securities that can be granted to directors (other than directors who are also officers) under all of Ballard’s equity-based compensation arrangements, which could exceed such number of securities in respect of which the underlying Shares have a Fair Market Value (as defined in the plan) on the date of grant of such securities of C$100,000;

(vi)	permitting options to be transferable or assignable other than for normal course estate settlement purposes; or
(vii)	a change to the amendment provisions of the plan;
(c)

the addition or amendment of terms relating to the provision of financial assistance to optionees or resulting in optionees receiving any Ballard securities, including pursuant to a cashless exercise feature;

(d)

any amendment in respect of the persons eligible to participate in the plan, provided that, without shareholder approval, such amendment does not permit non-employee directors to re-gain participation rights under the plan at the discretion of the Board if their eligibility to participate had previously been removed or increase limits previously imposed on non-employee director participation;

(e)

such amendments as are necessary for the purpose of complying with any changes in any relevant law, rule, regulation, regulatory requirement or requirement of any applicable stock exchange or regulatory authority; or

(f)	amendments to correct or rectify any ambiguity, defective provision, error or omission in the plan or in any agreement to purchase options.

Each of the Current Option Plans (other than the BGS Option Exchange Plan) permits the Board to make similar amendments. Although there are some minor technical wording changes between the amendment provisions of each of the Current Option Plans (other than the BGS Option Exchange Plan) and the Consolidated Option Plan, there is no substantive difference.

The Consolidated Option Plan includes a customary provision, which allows the Board to terminate the plan, or any part of it, at any time. No such termination will adversely affect an optionholder’s rights without his or her consent or unless required by law. The BGS Option Exchange Plan is the only Current Option Plan that permits termination.

Options are not assignable except as permitted by applicable regulatory authorities in connection with a transfer to an optionee’s registered retirement savings plan (an "RRSP") or registered retirement income fund (an "RIFF") or to the personal representative of an optionee who has died. Each of the Current Option Plans contains similar provisions except for the 1997 Option Plan, which does not permit assignment to an RRSP or an RIFF.

The Consolidated Option Plan provides that the plan and all option grants and exercises (including Ballard’s obligation to deliver Shares) under it are subject to all applicable laws and regulatory requirements and that none of Ballard, the directors, the Chief Executive Officer or any other person acting pursuant to any delegated authority under the plan will be liable to an optionholder for any action taken in order to comply with applicable law and regulatory requirements. There is no similar provision in the Current Option Plans.

In addition to the differences described above, the Consolidated Option Plan differs from the Current Option Plans to the extent that it includes certain non-material revisions to definitions and provisions reflecting current securities law and practice, other changes to eliminate inconsistencies and amendments of a clerical nature.

APPENDIX B

DESCRIPTION OF CONSOLIDATED SDP

The Consolidated SDP is designed to recognise contributions made by employees and directors and to promote a greater alignment of their interests with those of shareholders. The Consolidated SDP is a single plan divided into the following three principal sections:

(a)

A deferred share unit section for senior executives (the "New DSU Plan for Executive Officers") to enable Ballard to recognise contributions made by certain senior executives through the granting of DSUs. Under the Consolidated SDP, DSUs are granted at the election of each executive officer of Ballard who is eligible (as determined by the Board) in partial or full payment of his or her annual bonus, which otherwise is paid in Shares.

(b)

A deferred share unit section for directors (the "New DSU Plan for Directors", and together with the New DSU Plan for Executive Officers, the "New Consolidated DSU Plans") enables Ballard to satisfy directors’ annual retainers. Under the New DSU Plan for Directors, each independent outside director elects annually the proportion (0% to 100%) of his or her annual retainer that he or she wishes to receive in DSUs.

Under the Consolidated SDP, DSUs are credited to an account maintained for each eligible person by Ballard. Each DSU is convertible into one Share. The number of DSUs to be credited to an eligible person is determined on the relevant date by dividing the amount of the eligible remuneration to be deferred into DSUs by the fair market value per Share, being a price not less than the closing sale price at which the Shares are traded on the TSX (in respect of a Deferred Share Unit issued or to be issued to a person who is resident in any country other than the U.S.) or NASDAQ (in respect of a Deferred Share Unit issued or to be issued to a person who is resident in any country other than the U.S.) on the trading day before the relevant date. In the case of the executive officers, the relevant date is set by the Board but if such date occurs during a trading blackout, the number of DSUs will be determined on the first trading day after the day on which the blackout is lifted. For directors, DSUs are credited at the time specified by the Board (currently DSUs are granted in equal instalments over the course of a year, at the end of each quarter). Under the Current DSU Plan for Directors, the Board has the ability to determine the date on which the calculation would be based.

On any date on which a dividend is paid on the Shares, an eligible person's account will be credited with the number of DSUs calculated by: (i) multiplying the amount of the dividend per Share by the aggregate number of DSUs that were credited to that account as of the record date for payment of the dividend; and (ii) dividing the amount obtained in (i) by the fair market value (determined as set out above) of Shares on the date on which the dividend is paid. The same provision is found in the Current DSU Plans.

A departing director or executive officer may receive Shares in respect of the DSUs credited to that person's account (at the ratio of one Share per DSU, subject to the deduction of any applicable withholding tax in the case of an eligible person who is a United States citizen or resident for the purpose of United States tax). A DSU, however, cannot be redeemed until such time as the director leaves the Board or the executive officer ceases to work for Ballard, and its value on redemption will be based on the value of Shares at that time. All DSUs vest immediately as they are issued in respect of remuneration that would have otherwise been paid in Shares or cash. DSUs do not expire. Except in the case of death, DSUs can only be assigned with consent. The Current DSU Plans contain similar provisions.

(c)

A restricted share unit section (the "New RSU Plan") designed to annually recognize contributions made by certain employees in accordance with the Corporation’s bonus plan through the issuance of RSUs. All employees (excluding non-executive directors)

are eligible to participate in the New RSU Plan. All grants under the New RSU Plan are made at the discretion of the Board. Transferred Employees are also permitted to participate in the New RSU Plan on the same basis as they are entitled to participate in the Current RSU Plan. That is, with respect to their previously granted RSUs, to a limited extent, for so long as they remain employees of AFCC. New RSUs may not be granted to Transferred Employees under either the Current RSU Plan or the New RSU Plan.

The vesting of RSUs issued under the Consolidated SDP occurs up to three years from the date of issuance, subject to the achievement of any performance criteria which may be set by the Board and to earlier vesting upon the occurrence of any accelerated vesting event (as defined in the Consolidated SDP). Each RSU is convertible into one Share, which will be issued under the Consolidated SDP. RSUs granted under the Current RSU Plan vest and convert on the same basis.

A “double trigger” has been added in the event of a take-over. Accordingly, in the event of a take-over the accelerated vesting of an RSU (technically, the shortening of the restriction period) will only occur if the Board so determines. In such circumstances, the Board will also have the ability to make such changes as it considers fair and appropriate in the circumstances, including the date on which the restriction period ends or otherwise modifying the terms of RSUs to assist the holder to tender into the take-over bid.

In addition, the Board has been given the discretion to deem performance criteria or other conditions to have been met on the occurrence of an accelerated vesting event. There is no similar discretion under the Current RSU Plan.

If any performance criteria or other conditions specified in an award of RSUs is not met on or before the last day of the restriction period applicable to the relevant grant (usually three years less one day from the date of grant), the RSUs will expire and the participant will no longer be entitled to receive any Shares upon conversion of those RSUs.

All RSUs awarded to a participant under the Consolidated SDP will also expire on the last day on which the participant works for Ballard or any of its subsidiaries (or, in the case of a Transferred Employee, AFCC or its subsidiaries) except that, in the event of the participant's death or total disability, the performance criteria and conditions specified in the participant's award of RSUs will, unless otherwise specified in the award, be deemed satisfied and the RSUs will be converted into Shares.

RSUs cannot be assigned other than by will or the laws of descent and distribution.

In a departure from the Current RSU Plan, under the Consolidated SDP, the Board can elect to satisfy the conversion of RSUs through Ballard Shares purchased on the open market.

One of the purposes of the 2000 SDP and the 2003 SDP was to enable Ballard to conserve its cash reserves by allowing it to satisfy in Shares the following cash obligations: (i) annual bonus plan payments; (ii) signing bonus payments; and (iii) contractual amounts payable as a result of termination of employment. The Consolidated SDP does not carry-forward this purpose and, as a result, when the Consolidated SDP is adopted Ballard will no longer be able to issue Shares to satisfy these cash obligations.

The Consolidated SDP consolidates the 2000 SDP, the 2003 SDP, the Current DSU Plans and the Current RSU Plan into a single plan under which the number of Shares reserved and authorized for issue will be equal to the aggregate reserved and authorized under the 2000 SDP and the 2003 SDP.

As of April 14, 2009, the number of Shares issued and reserved and authorized for issue under the Current SDPs and the percent of the issued and outstanding Shares represented by such number of Shares is as follows:

	Shares Issued or Reserved for Issue		Shares Issued		Shares Reserved for Issue in respect of Outstanding DSUs and RSUs		Shares Available in respect of Future Grants
Plan	No. of Shares	Percent of Outstanding Shares	No. of Shares	Percent of Outstanding Shares	No. of Shares	Percent of Outstanding Shares	No. of Shares	Percent of Outstanding Shares
2000 SDP	500,000	0.6	476,453	0.7	0	0	23,547	0.03
2003 SDP	7,050,000	8.4	5,373,314	6.4	1,642,887	2.0	33,799	0.04
Total	7,550,000	9.0	5,849,767	7.0	1,642,887	2.0	57,346	0.07

If the Consolidated SDP had been adopted on April 14, 2009, a maximum of 7,050,000 Shares would have been reserved and authorized for issuance under it (representing that number of Shares equal to 9.0% of the issued and outstanding Shares as of that date). Of these 7,050,000 Shares, 1,642,887 Shares would have been reserved for issuance on the exercise of then outstanding DSUs and RSUs (representing 2.0% of the issued and outstanding Shares as of April 14, 2009) and 57,346 Shares would have remained reserved for issuance under DSUs and RSUs that may be granted in the future (representing that number of Shares equal to 0.07% of the issued and outstanding Shares as of that date).

The Consolidated SDP provides that Shares that had been reserved for issue under DSUs or RSUs that expire or are cancelled, surrendered or terminated without having been redeemed or converted in whole or in part or are satisfied otherwise than through the issue of treasury Shares, will form part of the pool of Shares available for issue under Consolidated SDP and may be made the subject of further awards.

If the Consolidated Equity-Based Compensation Plans receive the required shareholder and TSX approvals, all outstanding DSUs and RSUs granted under the Current DSU Plans or the Current RSU Plan will continue under the terms of the Consolidated SDP.

The Consolidated SDP limits insider participation such that the number of Shares issued to insiders, within any one-year period, and issuable to insiders, at any time, under the plan and any other Ballard equity-based compensation arrangements, cannot exceed 10% of Ballard’s issued and outstanding Shares.

These limits comply with TSX requirements and differ from those under the 2000 SDP and the 2003 SDP, each of which restricts the number of Shares that can be issued or reserved for issue under the plan, together with all other Ballard equity-based compensation arrangements, to insiders to 10% of the Outstanding Issue (as defined in the plans) and to any insider and his or her associates, within a one-year period, to 5% of the Outstanding Issue, at the relevant time.

The 2003 SDP further restricts the number of Shares that may be issued under that plan to directors (other than directors who are also officers of Ballard or any of its subsidiaries) to a maximum of 200,000 Shares. This limit has been removed in the Consolidated SDP and replaced with a new limit which specifies that, in any year, a non-executive Director’s participation in all Ballard equity-based compensation arrangements is limited to that number of shares (or that number of securities in respect of underlying shares) having a value of not more than C$100,000 on the date of grant, excluding any securities issued in respect of the non-executive Director’s annual retainer.

The Consolidated SDP does not limit the number of DSUs that can be issued to executive officers. The Current DSU Plan for Executive Officers limits the number of DSUs which can be issued to executive officers to the number of DSUs that, if converted to Shares, have a fair market value as of the date of calculation, equal to the greater of:

(a)

in the case of the Chief Executive Officer, two times his or her annual base salary, or for any other participant, an amount equal to his or her annual base salary, in either case for the relevant performance period; and

(b)	in the case of the Chief Executive Officer, the fair market value of 52,000 Shares, or for any other participant, the fair market value of 11,000 Shares.

Unlike the Current RSU Plan, the Consolidated SDP does not limit the number of RSUs that can be issued to any one participant. The Current RSU Plan limits the number of Shares in respect of which awards can be made to any one participant under the plan (when aggregated with all Shares reserved for issuance to such person under all other Ballard equity-based compensation plans) to 5% of Ballard’s issued and outstanding Shares.

Apart from the limits on Shares issued or issuable to insiders and non-executive Directors described above, the Consolidated SDP does not restrict the number of Shares that can be issued to any one person, to executive officers or to Directors.

The Consolidated SDP permits the Board, without obtaining shareholder approval, to amend any provision of the Consolidated SDP and/or any RSU and/or DSU governed by it (whether outstanding or otherwise) (subject to any stock exchange or regulatory requirement at the time of any such amendment) including, without limitation, any of the following amendments:

(a)	amendments to the definitions and other amendments of a clerical nature;
(b)

amendments to any provisions relating to the issuance of Shares, granting or conversion of DSUs or RSUs, including but not limited to provisions relating to the term, termination, and number of DSUs or RSUs to be awarded, provided that, without shareholder approval, such amendment does not entail:

(i)	a change in the number or percentage of Shares reserved for issuance under the plan;
(ii)	a reduction of the issue price of the Shares issued under the plan or the cancellation and reissue of Shares;
(iii)	a reduction to the fair market value used to calculate the number of DSUs to be awarded;
(iv)	an extension of time for redemption of a DSU or an extension beyond the original restriction period of an RSU;
(v)	an increase to the maximum number of Shares that may be:
(A)	issued to insiders within a one-year period; or
(B)	issuable to insiders at any time,

under all of Ballard’s equity-based compensation arrangements, which could exceed 10% of the issued and outstanding Shares at that time;

(vi)

an increase in the maximum number of securities that can be granted to directors (other than directors who are also officers) under all of Ballard’s equity-based compensation arrangements, which could exceed such number of securities in respect of which the underlying Shares have a Fair Market Value (as defined in the plan) on the date of grant of such securities of C$100,000;

(vii)	permitting DSUs or RSUs to be transferable or assignable other than for normal course estate settlement purposes; or
(viii)	a change to the amendment provisions of the plan;
(c)	any amendment in respect of the persons eligible to participate in the plan (or any part of it), provided that, without shareholder approval, such amendment does not permit non-employee directors to:
(i)	participate as holders of RSUs at the discretion of the Board;

(ii)	re-gain participation rights under any section of the plan at the discretion of the Board if their eligibility (as a class) to participate had previously been removed; or
(iii)	increase limits previously imposed on non-employee director participation;
(d)

such amendments as are necessary for the purpose of complying with any changes in any relevant law, rule, regulation, regulatory requirement or requirement of any applicable stock exchange or regulatory authority; or

(e)	amendments to correct or rectify any ambiguity, defective provision, error or omission in the plan or in any option agreement, notice to redeem DSUs or RSU agreement.

Each of the Current SDPs permits the Board to make similar amendments. Although there are some minor technical wording changes between the amendment provisions of the Current SDPs and the Consolidated SDP, there are no substantive differences.

The Consolidated SDP includes a customary provision, which allows the Board to terminate the plan, or any part of it, at any time. No such termination will adversely affect an award holder’s rights without his consent or unless required by law. There is no similar provision in the Current SDPs.

The Consolidated SDP provides that the plan, all grants of RSUs and DSUs and Ballard’s obligation to deliver Shares under the plan are subject to all applicable laws and regulatory requirements, and that none of Ballard, the directors, the Chief Executive Officer or any other person acting pursuant to any delegated authority under the plan will be liable to an participant for any action taken in order to comply with applicable law and regulatory requirements. There is no similar provision in the Current SDPs.

In addition to the differences described above, the Consolidated SDP differs from the Current SDPs to the extent that it includes certain non-material revisions to definitions and provisions reflecting current securities law and practice, other changes to eliminate inconsistencies and amendments of a clerical nature.

Ballard Power Systems Inc.

Financial Information

●	Management’s Discussion and Analysis
●	Consolidated Financial Statements

MANAGEMENT'S DISCUSSION AND ANALYSIS

BASIS OF PRESENTATION

The information below should be read in conjunction with the Audited Consolidated Financial Statements for the year ended December 31, 2008. Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian and U.S. GAAP has been disclosed in note 21 to the consolidated financial statements for the year ended December 31, 2008. Unless the context otherwise requires, all references to “Ballard”, “the Company”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries. This discussion and analysis is dated March 2, 2009.

All amounts in this report are in U.S. dollars, unless otherwise stated.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. Such statements include, but are not limited to, statements with respect to our objectives, goals and outlook including our estimated product shipments, revenue and operating cash consumption (see Non-GAAP Measures), as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. Words such as “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict.

In particular, these forward-looking statements are based on certain specific assumptions relating to our expectations with respect to the generation of new sales, producing, delivering and selling the expected product volumes at the expected prices, and controlling our costs. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding product development efforts, manufacturing capacity, product pricing, market demand, and the availability and prices of raw materials, labour and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: the condition of the global economy; the rate of mass adoption of our products; changes in product pricing; changes in our customers’ requirements, the competitive environment and related market conditions; product development delays; changes in the availability or price of raw materials, labour and supplies; our ability to attract and retain business partners, suppliers, employees and customers; changing environmental regulations; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts; our ability to protect our intellectual property; the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this report or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard’s forward-looking statements.

The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis. Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Management Discussion and Analysis, including the occurrence of unanticipated events.

BUSINESS OVERVIEW

At Ballard, we are building a clean energy growth company. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell development and commercialization. Our principal business is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on motive power (material handling and buses) and stationary power (back-up power and residential cogeneration).

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis. As long as fuel is supplied, the fuel cell produces electricity efficiently and continuously without combustion, with water and heat as the main by-products when hydrogen is used as the fuel source.

Ballard® fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness.

Over the past three years, the Company implemented a strategy to focus on key growth opportunities with near-term commercial prospects. We sold our automotive fuel cell systems operations to DaimlerChrysler AG (“Daimler”) and Ford Motor Company (“Ford”) on August 31, 2005. We subsequently sold our electric drive operations to Siemens VDO Automotive Corporation (“Siemens VDO”) on February 15, 2007. Finally, we completed our exit from the fuel cell car business by selling our automotive fuel cell research and development assets to Daimler, Ford and a newly created private corporation, AFCC Automotive Fuel Cell Cooperation Corp. (“AFCC”). We completed this transaction (the “AFCC Transaction”) on January 31, 2008, we completed the AFCC Agreement and recorded a gain of $96.8 million. Under the terms of the AFCC Transaction, we transferred to Daimler, Ford and AFCC our automotive patents, automotive fuel cell test equipment, automotive fuel cell inventory, $60 million in cash, all automotive fuel cell warranty liabilities and automotive fuel cell development contracts between Ballard, Daimler and Ford, 80.1% of the outstanding shares of AFCC, 112 personnel, and a royalty free, sub-licensable license to the remaining Ballard intellectual property for use in automotive applications. In exchange, Daimler and Ford returned to us an aggregate of 34,261,298 of our common shares valued at $173.9 million, one Class A share and one Class B share, collectively representing Daimler and Ford’s entire direct and indirect equity interest in Ballard. These shares were then cancelled. In accordance with GAAP, the operations of our automotive segment disposed of in the AFCC Transaction have not been presented as discontinued operations due to our continuing relationship with AFCC and the provision of product and services subsequent to the sale of the automotive assets. As a result, comparative figures have not been restated. See note 3 to our consolidated financial statements. After the closing of the AFCC Transaction, our automotive segment’s focus is on fuel cell buses and contract technical and manufacturing services.

Following completion of these dispositions, we identified a way to extract value from our tax attributes in 2008 through a restructuring transaction with Superior Plus Income Fund (“Superior Plus”) resulting in a non-dilutive financing with net cash proceeds of $33.8 million (Canadian $41.2 million). Pursuant to this corporate reorganization, completed on December 31, 2008 under a Plan of Arrangement (“Arrangement”), Superior Plus transferred $38.0 million (Canadian $46.3 million) to us. We subsequently transferred all of our assets and liabilities (including the net cash proceeds from this Arrangement of $33.8 million, but excluding our historic Canadian income tax carry forward attributes), to the Company. Ballard shareholders exchanged their old shares, on a one-for-one basis, for shares of the Company. The Company will now carry on the full scope of our business of the design, development, manufacture, sale and service of hydrogen fuel cells for a variety of applications and will hold all rights to intellectual property as we held prior to the completion of the Arrangement. As part of the Arrangement, Superior Plus’ unitholders obtained new shares of the old Ballard entity. That entity will retain Ballard’s historic Canadian income tax carry forward attributes.

As the transfer of the business assets, liabilities and operations from old Ballard to the Company represented a transaction with no change in shareholder ownership, the transaction was accounted for using continuity of interest accounting. Pursuant to continuity of interest accounting, the assets transferred and liabilities assumed were recorded at their carrying values as reported by old Ballard immediately prior to the completion of the Arrangement. As a result, the net cash proceeds of $33.8 million (Canadian $41.2 million) were recorded as a credit to shareholders’ equity. In addition, as the future income tax benefits of old Ballard’s Canadian non-capital losses, capital losses, scientific research and development expenditures and investment tax credits generated through to the date of the completion of the Arrangement are not available to the Company after the completion of the Arrangement, the gross future income tax assets related to these Canadian tax pools was reduced to nil, with a corresponding reduction of the related valuation allowance. Details of the Arrangement are described more fully in our Management Information Circular dated November 14, 2008. See also note 2 to our consolidated financial statements.

We are based in Canada, with head office, research and development, testing and manufacturing facilities in Burnaby, British Columbia. In addition, we have sales, research and development and manufacturing facilities in Lowell, Massachusetts. We also participate in a joint venture, EBARA BALLARD Corporation (“EBARA BALLARD”), in Tokyo, Japan that develops, manufactures and sells fuel cell stationary power products to customers in Japan.

In 2008, we operated in three market segments:

1.	Power Generation: Fuel cell products and services for material handling, back-up power and residential cogeneration purposes;

2.	Power Automotive: Fuel cell products and services for fuel cell cars, vans and buses; and

3.	Material Products: Carbon fiber products primarily for automotive transmissions and gas diffusion layers (“GDL”) for fuel cells.

SELECTED ANNUAL FINANCIAL INFORMATION

Years ended December 31 (Expressed in thousands of U.S. dollars, except per share amounts)

	2008	2007	2006

Product and service revenues	$52,726	$43,352	$36,535
Engineering development revenue	6,854	22,180	$13,288

Total revenues	$59,580	$65,532	$49,823

Net income (loss)	$34,079	$(57,302)	$(181,137)
Net income (loss) per share	$0.40	$(0.50)	$(1.60)
Income (loss) from continuing operations	$34,079	$(56,809)	$(56,994)
Income (loss) per share from continuing operations	$0.40	$(0.50)	$(0.50)

Normalized net loss (1)	$(59,954)	$(52,226)	$(56,216)

Normalized net loss per share (1)	$(0.71)	$(0.46)	$(0.50)

Operating cash consumption (1)	$(29,294)	$(38,229)	$(51,339)

Cash, cash equivalents and short-term investments	$85,399	$145,574	$187,072
Total assets	$208,443	$298,691	$356,268

[1]

Normalized net loss and operating cash consumption are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in Non-GAAP Measures section.

FINANCIAL OVERVIEW – Year ended December 31, 2008

In 2008, our revenues decreased 9% to $59.6 million from $65.5 million in 2007, meeting our revised guidance range of $58 to $64 million. However, adjusting for light-duty automotive engineering development revenue in 2008 and 2007 which relates to the business sold to AFCC of $1.6 million and $15.8 million, respectively, pro forma revenues increased $8.2 million, or 17%, in 2008 compared to 2007.

We reduced operating cash consumption in 2008 (see non-GAAP measures section) by 23% to $29.3 million, down from $38.2 million in 2007, meeting our guidance range of $20-$30 million despite the negative impact of foreign exchange losses on our Canadian monetary assets in the fourth quarter of 2008.

Revenue

While overall revenue for 2008 declined 9%, or $6.0 million, compared to 2007, product and service revenues increased 22%, or $9.4 million, due to higher shipments of bus, material handling, light duty automotive and back-up power fuel cell products and to new testing and engineering services to AFCC which were only partially offset by lower shipments of residential cogeneration and carbon fiber products. Engineering development revenue declined $15.3 million primarily as a result of the elimination of light-duty automotive fuel cell program work subsequent to the closing of the AFCC Transaction on January 31, 2008.

Net income (loss)

Our net income for 2008 increased to $34.1 million, or $0.40 per share, compared with a net loss of $57.3 million, or ($0.50) per share, in 2007. Net income for 2008 includes a gain on sale of assets of $96.8 million resulting from the AFCC Transaction partially offset by the write-down of a non-core investment in Chrysalix Energy Limited Partnership (“Chrysalix”) of $3.0 million. Net loss for 2007 includes a write-down of our non-core investment in Advanced Energy Inc. (“Advanced Energy”) of $4.6 million and a loss from discontinued operations of $0.5 million.

Normalized net loss

Our normalized net loss (see Non-GAAP Measures) for 2008 increased to $60.0 million, or ($0.71) per share, compared with a normalized net loss of $52.2 million, or ($0.46) per share, for 2007. The primary reasons for the $7.7 million higher normalized net loss in 2008 were due to decreases in foreign exchange gains of $12.4 million and decreases in investment income of $6.2 million. Decreases in product and service gross margins of $13.0 million and engineering development revenues of $15.3 million were more than offset by decreases in operating expenses of $29.3 million and depreciation and amortization of $9.7 million. Lower gross margins were driven by larger reductions in warranty provisions in 2007 compared to 2008, combined with reduced field service activities for fuel cell buses and more aggressive product pricing and enhanced warranty coverage on material handling products in order to escalate market adoption. This was partially offset by improved gross margin as a result of new testing and engineering services provided to AFCC and increased fuel cell bus margins as a result of the B.C. Transit 2010 Olympic fuel cell bus program. The decline in operating expenses was driven by lower research and development expenses on automotive fuel cell programs as a result of the AFCC Transaction. The increase in normalized net loss on a per share basis was due primarily to the 30% reduction in the number of common shares outstanding as a result of the AFCC Transaction.

Operating cash consumption

Operating cash consumption (see Non-GAAP Measures) for 2008 decreased 23% to $29.3 million, compared to $38.2 million for 2007. The $8.9 million improvement in operating cash consumption was driven primarily by lower working capital requirements, lower operating expenses and lower net capital expenditures, partially offset by lower foreign exchange gains of $12.4 million, a decline in investment income of $6.2 million and lower product and service gross margins and engineering development revenues.

FINANCIAL OVERVIEW – Quarter ended December 31, 2008

Revenue

Our revenues for the fourth quarter of 2008 decreased 6% to $18.9 million, compared to $20.1 million for the same period of 2007. However, adjusting for light-duty automotive engineering development revenue in the fourth quarter of 2007 which relates to the business sold to AFCC of $8.4 million, pro forma revenues increased $7.2 million, or 61%, in the fourth quarter of 2008 compared to 2007. Product and service revenues increased 76%, or $8.0 million, due to bus shipments for the B.C. Transit 2010 Olympic fuel cell bus program combined with higher shipments of material handling, back-up power and carbon fiber products partially offset by lower shipments of residential cogeneration products. Engineering development revenue declined $9.2 million primarily as a result of the elimination of light-duty automotive fuel cell program work subsequent to the closing of the AFCC Transaction on January 31, 2008.

Net income (loss)

Our net loss for the fourth quarter of 2008 increased to $18.0 million, or ($0.22) per share, compared with a net loss of $15.9 million, or ($0.14) per share, in the fourth quarter of 2007. The primary reasons for the $2.1 million higher net loss in the fourth quarter of 2008 was due to increases in foreign exchange losses of $3.6 million and decreases in investment income of $1.8 million. Decreases in product and service gross margins of $2.4 million and engineering development revenues of $9.2 million were more than offset by decreases in operating expenses of $14.1 million and depreciation and amortization of $3.0 million. Lower gross margins were driven by larger reductions in warranty provisions in the fourth quarter of 2007 compared to the fourth quarter of 2008 and more aggressive product pricing and enhanced warranty coverage on material handling products in order to encourage market adoption, partially offset by improved gross margin as a result of new testing and engineering services provided to AFCC and increased fuel cell bus margins as a result of the B.C. Transit 2010 Olympic fuel cell bus program. The decline in operating expenses was driven by lower research and development expenses on automotive fuel cell programs as a result of the AFCC Transaction. The increase in net loss per share was primarily due to the 30% reduction in the number of common shares outstanding as a result of the AFCC Transaction. Net loss for the fourth quarter of 2008 also includes a $3.0 million write-down of a non-core investment in Chrysalix and the net loss for the fourth quarter of 2007 includes a $4.6 million write-down of a non-core investment in Advanced Energy.

Operating cash consumption

Operating cash consumption (see Non-GAAP Measures) for the fourth quarter of 2008 decreased 31% to $8.5 million, compared to $12.4 million for the fourth quarter of 2007. The $3.8 million improvement in operating cash consumption was driven primarily by lower working capital requirements, lower operating expenses and lower net capital expenditures, partially offset by increased foreign exchange losses, a decline in investment income and lower product and service gross margins and engineering development revenues.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified the policies below as critical to our business operations and an understanding of our results of operations. The application of these and other accounting policies are described in note 1 to the consolidated financial statements. Our preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

REVENUE RECOGNITION

We earn revenues under certain contracts to provide engineering development services. These contracts provide for the payment for services based on our achieving defined milestones or on the performance of work under our product development programs. Revenues are recognized under these contracts based on assessments of progress achieved against these milestones or on the proportionate performance method of accounting. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the percentage of work completed could change. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period.

Under the terms of certain other contracts under which we earn product and engineering service revenue, revenue is recognized based on the proportion of performance completed. There is a risk that estimated costs to complete a contract might change, which may result in an adjustment to previously recognized revenues.

During the years ended December 31, 2008 and 2007, there were no material adjustments to engineering development revenue and product and service revenue relating to revenue recognized in a prior period.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the years ended December 31, 2008 and 2007 we recorded provisions to accrued warranty liabilities of $4.4 million and $0.8 million, respectively, for new product sales.

We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews, we recorded adjustments that reduced accrued warranty liabilities by $0.4 million and $8.9 million, respectively, for the years ended December 31, 2008 and 2007. The 2008 adjustments to reduce accrued warranty liabilities were primarily due to contractual expirations and improved lifetimes of our Power Generation fuel cells. The 2007 adjustments to reduce accrued warranty liabilities were primarily due to cost reductions, contractual expirations and improved lifetimes of our Automotive fuel cells.

INVENTORY PROVISION

In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required. During the year ended December 31, 2008 and 2007, inventory provisions of $0.7million and $1.4 million, respectively, were recorded as a charge to cost of product and service revenues.

INVESTMENTS

We have made strategic investments in other companies or partnerships that are developing technology with potential fuel cell applications. Each of these investments is either accounted for by the equity method or carried at cost, depending on whether or not we have the ability to exercise significant influence over the company or partnership. We regularly review such investments and should circumstances indicate that an impairment of value has occurred that is other than temporary, we would record this impairment in the earnings of the current period. Given that these entities are in the development stage, there is significant judgment required in determining whether an impairment has occurred in the value of these investments that must be recorded. During the year ended December 31, 2008, we recorded a $3.0 million write-down of our non-core investment in Chrysalix. During the year ended December 31, 2007, we recorded a $4.6 million write-down of our non-core investment in Advanced Energy to $0.5 million, representing proceeds received of $0.5 million.

INTANGIBLE ASSETS AND GOODWILL

In accordance with Canadian GAAP, we do not amortize goodwill, and we amortize intangible assets over periods ranging from five to 15 years. At least annually, we review the carrying value of our intangible assets and goodwill by segment for potential impairment. Among other things, this review considers the fair value of the business based on discounted estimated cash flows. If circumstances indicate that impairment in the value of these assets has occurred, we would record this impairment in the earnings of the current period. During the year ended December 31, 2008, no write-downs of intangible assets or goodwill were recorded. During the year ended December 31, 2007, we recorded a $1.4 million charge to amortization expense for patents no longer in use.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Convergence with International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP, as used by public companies, will be converged with International Financial Reporting Standards (“IFRS”) effective January 1, 2011. The transition from Canadian GAAP to IFRS will be applicable for us for the first quarter of 2011 when we will prepare both the current and comparative financial information using IFRS.

While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences on recognition, measurement and disclosures. We commenced our IFRS conversion project in the second quarter of 2008. The project consists of four phases: awareness raising; assessment; design; and implementation. With the assistance of an external expert advisor, we have completed the awareness-raising phase and have begun a high level review of the major differences between Canadian GAAP and IFRS (the assessment phase). It is expected that this work will be completed during 2009. Subsequently, we will initiate the design phase, which will involve establishing issue-specific work teams to focus on generating options and making recommendations in identified areas. We will also establish a communications plan, begin to develop staff training programs, and evaluate the impacts of the IFRS transition on other business activities.

Capital Disclosures

In 2008, we adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for capital disclosures (CICA Handbook Section 1535). This new section establishes standards for disclosing information about an entity’s capital and how it is managed. This standard requires us to disclose (i) our objectives, policies and processes for managing capital; (ii) summary quantitative data about what we manage as capital; (iii) whether during the period we complied with any externally imposed capital requirements to which we are subject; and (iv) if we have not complied with such requirements, the consequences of such non-compliance. See note 20 to our consolidated financial statements.

Goodwill and Intangible Assets

In 2008, we elected to early adopt the new recommendations of the CICA for accounting for “Goodwill and Intangible Assets” (CICA Handbook Section 3064). This new section will replace the existing standards for “Goodwill and Other Intangible Assets” (CICA Handbook Section 3062) and “Research and Development Costs” (CICA Handbook Section 3450). The new standard (i) states that upon their initial identification, intangible assets are to be recognized as assets only if they meet the definition of an intangible asset and the recognition criteria; (ii) provides guidance on the recognition of internally generated intangible assets including research and development costs; and (iii) carries forward the current requirements of Section 3062 for subsequent measurement and disclosure of intangible assets and goodwill. As we have historically expensed all research and development costs as incurred, we were not materially impacted by the implementation of this new standard for the years ended December 31, 2008 and 2007.

RESULTS OF OPERATIONS

Revenues for the year ended December 31, 2008 were $59.6 million, a $6.0 million, or 9% decrease from 2008. Increases in product and service revenue of $9.4 million, or 22%, were offset by declines in engineering development revenue of $15.3 million, or 69%, primarily as a result of the AFCC Transaction.

The following table provides a breakdown of our revenues for the reported periods:

(Expressed in thousands of U.S. dollars)	Years Ended December 31,

	2008			2007			2006

	Product and Service	Engineering Development	Total	Product and Service	Engineering Development	Total	Product and Service	Engineering Development	Total

Power Generation	$12,581	$4,032	$16,613	$13,033	$6,399	$19,432	$7,314	$5,972	$13,286
Automotive	27,462	2,822	30,284	16,254	15,781	32,035	17,764	7,316	25,080
Material Products	12,683	—	12,683	14,065	—	14,065	11,457	—	11,457

	$52,726	$6,854	$59,580	$43,352	$22,180	$65,532	$36,535	$13,288	$49,823

Power Generation product and service revenues for the year ended December 31, 2008 declined $0.5 million, or 3%, compared to 2007. Increased product shipments and a change in sales mix towards higher power units in the material handling market combined with higher shipments in the back-up power market were offset by lower residential cogeneration market sales and lower non-recurring engineering service revenues for government contracts in the material handling market. The decline in residential cogeneration market sales was expected due to the introduction in 2008 of a new lower cost product combined with the delivery of fuel cell MEAs instead of fuel cell stacks as the fuel cell stacks will be assembled in Japan by our joint venture, EBARA BALLARD.

Power Generation engineering development revenues for the year ended December 31, 2008 were reduced $2.4 million, or 37%, compared to 2007. Revenues are derived from our 1kW residential cogeneration fuel cell program and reflect the percentage of completed performance of our development program for our customer, the related costs of which were included in research and development expenses. As expected, the decline is due to the completion at the end of the third quarter of 2008 of our current agreement with EBARA and EBARA BALLARD for the development of our 1kW residential cogeneration fuel cell stack. Since 2005, we have recorded $18.0 million of engineering development revenue from EBARA BALLARD, representing the full amount earned for the performance of work under this development program.

Automotive product and service revenues increased $11.2 million, or 69%, for the year ended December 31, 2008, compared to 2007. Increased automotive service revenues derived from new testing and engineering services provided to AFCC combined with the commencement of shipments of fuel cell bus modules related to the B.C. Transit 2010 Olympic fuel cell bus program (which contributed $6.0 million to revenue in December 2008) and increased light duty automotive product shipments at lower prices to AFCC were partially offset by the expected decline in field service revenues for fuel cell buses due to a lower number of fuel cell buses under service contracts.

Automotive engineering development revenue for the year ended December 31, 2008 decreased $13.0 million, or 82%, compared to 2007. The decline in 2008 is due primarily to the closing of the AFCC Transaction on January 31, 2008 resulting in only one month of automotive development revenues in 2008 compared to a year of revenue in 2007. This decrease was only partially offset by engineering development revenue related to the test bus phase of the B.C. Transit 2010 Olympic fuel cell bus program. The costs associated with these engineering development revenues are included in research and development expenses.

Material Products revenues for the year ended December 31, 2008 decreased $1.4 million, or 10%, compared to 2007, due primarily to decreased customer volumes as a result of the impact of a three month labor strike affecting a key customer prior to its resolution in May 2008 combined with lower automotive sales due to the current unprecedented slow down in the U.S. automotive industry.

Power Generation product and service revenues for the year ended December 31, 2007 increased $5.7 million, or 78%, compared to 2006. Higher non-recurring engineering service revenues for government contracts in the material handling and back-up power markets primarily drove the increase in the year. Increased unit sales of cogeneration, material handling and back-up power fuel cell products, partially offset by lower pricing, also contributed to the increase. Power Generation engineering development revenues for the year ended December 31, 2007 increased $0.4 million, or 7%, compared to 2006, and were derived from our 1kW residential cogeneration fuel cell program.

Automotive product and service revenues for the year ended December 31, 2007 decreased $1.5 million, or 9%, compared to 2006. Increased automotive fuel cell product shipments were offset by a decline in automotive service revenues due to a lower number of fuel cell buses under service contracts. The decline in field service revenues for fuel cell buses was expected as the field trials were winding down. Automotive service revenues were primarily earned from field service activities supporting fuel cell buses in Europe, Australia and China.

Automotive engineering development revenue for the year ended December 31, 2007 increased $8.5 million, or 116%, compared to 2006. The increase in automotive engineering development revenue reflects the planned timing of performance of work and timing of achievement of development milestones under our automotive fuel cell development program for our customers, the related costs of which are included in research and development expenses.

Material Products revenues for year ended December 31, 2007 increased $2.6 million, or 23%, compared to 2006, due primarily to increased customer volumes.

Cost of product and service revenues for the year ended December 31, 2008 were $47.4 million, an increase of $22.3 million, or 89%, compared to 2007. The $22.3 million increase for the year was driven by lower reversals of accrued warranty liabilities in 2008 as compared to 2007, increased product shipments in the bus, material handling, back-up power and automotive markets, enhanced warranty terms and a change in sales mix towards higher power units in the material handling market and costs incurred for new automotive testing and engineering services provided to AFCC. These increases were partially offset by lower residential cogeneration product costs due to the delivery of fuel cell MEAs instead of fuel cell stacks and reduced service costs related to fewer fuel cell buses under service contracts. As mentioned above, cost of product sales was lower in 2007 compared to 2008 due in part to the reversal of accrued warranty liabilities of $8.9 million in 2007, compared to $0.4 million in 2008. The 2007 reductions in accrued warranty liabilities were primarily due to cost reductions, contractual expirations and improved lifetime for our Automotive fuel cells whereas the 2008 reductions were primarily due to contractual expirations and improved lifetimes of our Power Generation fuel cells.

Gross margins on product and service revenues declined in 2008 to $5.3 million, compared to $18.3 million for 2007. This year over year decrease of $13.0 million was driven by larger reductions in warranty provisions for 2007 compared to 2008, more aggressive product pricing and enhanced warranty coverage on material handling products in order to encourage market adoption, declines in field service revenues for fuel cell buses, declines in service revenue and higher program expenditures on Power

Generation non-recurring engineering government contracts, and lower volumes of carbon fiber products due to the effects of a labor strike affecting a key customer (resolved in the second quarter of 2008) and the slow down in the U.S. automotive industry. These declines were only partially offset by increased margins as a result of new testing and engineering services provided to AFCC and the commencement of shipments of fuel cell bus modules related to the B.C. Transit 2010 Olympic fuel cell bus project.

Cost of product and service revenuesfor the year ended December 31, 2007 were $25.1 million, an increase of $3.8 million, or 18%, compared to 2006. The $3.8 million increase for 2007 was driven by higher automotive and cogeneration product shipments and costs incurred for new government contracts in the material handling market partially offset by lower costs related to automotive service revenues due to a lower number of fuel cell buses under service contracts. Cost of product and service revenue was also affected by the reduction of warranty provisions of $8.9 million in 2007 compared to $5.8 million in 2006. The reductions in accrued warranty liabilities were primarily due to cost reductions, contractual expirations and improved lifetime for our automotive fuel cells. Gross margins on product and service revenues improved in 2007 to $18.3 million, compared to $15.3 million in 2006. This increase was driven by the reductions in warranty provisions mentioned above combined with increased volumes in our carbon fiber products, partially offset by lower gross margins in our Power Generation segment as increased volumes were offset by lower sales prices, and lower gross margins in our Automotive segment as declines in field service for buses offset increased margins on automotive fuel cell products.

Research and product development expenses for the year ended December 31, 2008 were $37.2 million, a decrease of $21.3 million, or 36%, compared to 2007. This decline in expenditures is due primarily to the disposition of our automotive fuel cell development programs on the closing of the AFCC Transaction, partially offset by increased investment in our Power Generation and fuel cell bus programs and the negative effects of a stronger Canadian dollar, relative to the U.S. dollar. Lower operating expenses in the fourth quarter of 2008 as a result of a weakening Canadian dollar only partially offset the negative impacts of a stronger Canadian dollar in the first three quarters of 2008, compared to the corresponding periods of 2007.

Included in research and product development expenses for the year ended December 31, 2008, were costs of $5.9 million related to our achievement of predefined milestones for our customers under the development programs for which we earned engineering development revenue. These same costs for the year ended December 31, 2007 were $25.3 million.

Research and product development expenses for the year ended December 31, 2007 were $58.5 million, an increase of $6.2 million, or 12%, compared to 2006. The increase in expenditures in 2007 related primarily to the negative effect of a stronger Canadian dollar, relative to the U.S. dollar, combined with increased investment in our Power Generation and fuel cell bus programs. Included in research and product development expenses for 2007 were costs of $25.3 million, compared to $22.9 million in 2006, related to our achievement of predefined milestones for our customers under the development programs for which we earned engineering development revenue.

General and administrative expenses for the year ended December 31, 2008 were $12.6 million, a decrease of $6.5 million, or 34%, compared to 2007. The decrease in 2008 is due to lower labour costs and training and insurance expenditures combined with the 2007 impact of severance and related costs of approximately $4.1 million incurred in conjunction with the AFCC Transaction. Income earned in 2008 from administrative service agreements with AFCC of $1.5 million is recorded as other income.

General and administrative expenses for the year ended December 31, 2007 were $19.1 million, an increase of $5.8 million, or 44%, compared to 2006. The overall increase is due primarily to severance and related costs of approximately $4.1 million incurred in conjunction with the AFCC Transaction, the negative effects of a stronger Canadian dollar, relative to the U.S. dollar, and a one-time commodity tax refund received in 2006.

Marketing and business development expenses for the year ended December 31, 2008 were $7.5 million, a decrease of $1.5 million, or 17%, compared to 2007. The decrease is primarily due to decreased marketing development support for our light duty automotive market.

Marketing and business development expenses for the year ended December 31, 2007 were $9.0 million, an increase of $1.8 million, or 24%, compared to 2006. The overall increase is primarily due to increased marketing development support for our Power Generation markets combined with the negative effects of a stronger Canadian dollar, relative to the U.S. dollar.

Depreciation and amortization was $6.0 million for the year ended December 31, 2008, a decrease of $9.7 million, or 62%, compared to 2007. Depreciation and amortization has declined in 2008 as several assets became fully depreciated or amortized during 2007 and certain intangible assets were disposed of in the AFCC Transaction.

Depreciation and amortization was $15.7 million for the year ended December 31, 2007, a decrease of $0.7 million, or 4%, compared to 2006. Certain intangible assets became fully amortized at the end of 2006, resulting in the decline in depreciation and amortization. We also stopped recording depreciation and amortization expense in November 2007 on the long-lived assets included in the AFCC Transaction and reclassified them to assets held for sale due to our decision to dispose of the assets at that time. This overall decline in depreciation and amortization expense for 2007 was partially offset by a $1.4 million charge to amortization expense for patents that were no longer in use.

Investment and other income (loss)was negative $0.2 million for the year ended December 31, 2008, compared to income of $16.9 million for 2007.

The following table provides a breakdown of our investment and other income and foreign exchange gain for the reported periods:

(Expressed in thousands of U.S. dollars)	Years Ended December 31,

	2008	2007	2006

Investment income	$2,012	$8,207	$9,913
Foreign exchange gain (loss)	(3,653)	8,726	19
Other income	1,455	—	—

Investment and other income (loss)	$(186)	$16,933	$9,932

Investment income was $2.0 million for the year ended December 31, 2008, a decrease of $6.2 million, or 75%, compared to 2007. The decrease was a result of lower average cash balances in 2008 compared to 2007 due primarily to the $60 million cash transfer in the AFCC Transaction, combined with declining interest rates in the last half of 2007 and into 2008. We classify our cash, cash equivalents and short-term investments as held-for-trading and measure these assets at fair value with changes in fair value recognized in income. The fair values are determined directly by reference to quoted market prices. During 2008, the investment market was negatively impacted by liquidity and credit market concerns along with increased concerns about a global economic slowdown. We continue to review our exposure to these issues and have determined that there are no material impacts on our investment portfolio. In addition, we do not hold any asset-backed commercial paper that was issued by a non-bank trust.

Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary assets and on outstanding foreign exchange contracts to buy or sell Canadian dollars over the respective periods. The foreign exchange loss of $3.7 million for 2008 resulted from the weakening of the Canadian dollar in 2008. Compared to the U.S. dollar, the Canadian dollar has weakened in 2008 from 0.99 at December 31, 2007 to 1.22 at December 31, 2008. In addition to foreign exchange contracts, we hold Canadian dollar cash and short-term investments to reduce the foreign currency risk inherent in expenditures denominated in Canadian dollars. Our foreign denominated cash and short-term investments do not qualify for hedge accounting and therefore foreign exchange gains and losses are recognized when they occur.

See note 19 to the consolidated financial statements for additional information about the significance of financial instruments to our financial position and performance, the nature and extent of risks arising from those financial instruments to which we are exposed, and how we manage those risks.

Other income was $1.5 million for the year ended December 31, 2008 and relates to administrative services contracts with AFCC under which we provide accounting, supply chain, human resources, information technology, facilities and other administrative support.

Investment and other income for the year ended December 31, 2007 was $16.9 million, an increase of $7.0 million, or 70%, compared to 2006. The increase is due to foreign exchange gains in 2007 of $8.7 million partially offset by lower investment income of $1.7 million. Foreign exchange gains in 2007 were a result of movements in the Canadian dollar relative to the U.S. dollar on our net monetary assets and liabilities. Compared to the U.S. dollar, the Canadian dollar strengthened from 1.17 at December 31, 2006 to 0.99 at December 31, 2007. Investment income declined in 2007 due to lower average cash balances in 2007 compared to 2006 combined with declining interest rates in the last half of 2007.

Loss on disposal and write-down of long-lived assets were $2.8 million for the year ended December 31, 2008, compared to $4.6 million and $0.8 million for the corresponding periods in 2007 and 2006, respectively. The expense in 2008 is primarily a result of a $3.0 million write-down in our investment in Chrysalix to $0.5 million, representing estimated net realizable value. The expense in 2007 is a result of a $4.6 million write-down in our investment in Advanced Energy to $0.5 million, representing proceeds on sale received in the fourth quarter of 2007. The expense in 2006 is primarily a result of a loss on disposal of our investment in QuestAir of $0.6 million.

Gain on assets held for sale was $96.8 million for the year ended December 31, 2008 reflecting the disposition of automotive assets pursuant to the AFCC Transaction.

Equity in loss of associated companies was $8.6 million for the year ended December 31, 2008, compared to $7.4 million and $7.0 million in 2007 and 2006, respectively, and relate to our share of the losses of EBARA BALLARD. The increase in equity losses in 2008 is due to the negative effects of a stronger Yen, relative to the U.S. dollar, combined with EBARA BALLARD’s introduction of its next generation system product in Japan and increased residential cogeneration market development activities.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments were $85.4 million as at December 31, 2008, compared to $145.6 million at the end of 2007. The decrease of $60.2 million in 2008 was driven by the transfer of $60 million to Daimler, Ford and AFCC as part of the AFCC Transaction combined with a net loss (excluding non-cash items) of $35.1 million, net investment in EBARA BALLARD of $5.9 million and net capital expenditures of $3.1 million partially offset by working capital cash inflows of $8.9 million and proceeds from the non-dilutive financing Arrangement with Superior of $36.9 million.

For the year ended December 31, 2008, working capital requirements resulted in cash inflows of $8.9 million compared to cash outflows of $13.8 million for 2007. In 2008, working capital cash inflows were driven by lower inventory of $4.5 million due to higher fourth quarter Power Generation shipments and fuel cell bus product shipments combined with improved inventory management and increased platinum recoveries, higher accrued warranty liabilities of $3.1 million as a result of the above noted fourth quarter product shipments, and higher deferred revenue of $0.8 million due to the timing of payments on pre-funded contracts.

For the year ended December 31, 2007, working capital requirements resulted in cash outflows of $13.8 million compared to $12.3 million for 2006. In 2007, cash outflows were impacted by higher accounts receivable of $4.1 million due to higher fourth quarter engineering development revenue compared to the prior year and the timing of collections of our product and engineering development revenues, combined with increased working capital requirements of $4.6 million related to assets and liabilities held for sale. The $4.6 million cash outflow from current assets and current liabilities held for sale primarily represent lower accrued warranty liabilities to service our automotive fuel cells, along with warranty adjustments for expirations, lower projected costs and improved lifetimes. Cash outflows from accounts payable and accrued liabilities of $1.7 million were primarily due to the timing of payments combined with lower accrued liabilities as a result of settlement in the year of previously disputed amounts, partially offset by increased employee bonus accruals.

Investing activities resulted in cash outflows of $6.0 million for the year ended December 31, 2008, compared to cash inflows of $19.8 million in 2007. Changes in short-term investments resulted in cash inflows of $64.9 million in 2008 as compared to inflows of $29.4 million in 2007 as balances changed between cash equivalents and short-term investments as we made investment decisions with regards to the term of investments in response to changes in yield curves in order to improve our investment returns and in response to the $60 million funding requirement to close the AFCC Transaction in the first quarter of 2008. Net capital spending of $3.1 million in 2008 was primarily for manufacturing equipment, compared to net capital spending in 2007 of $6.4 million primarily for manufacturing, test and computer equipment. The cash flows used for other investing activities in 2008 of $6.2 million represent a net investment in EBARA BALLARD of $5.9 million, comprising of an additional investment of $11.2 million offset by licensing cash receipts of $5.3 million, combined with an investment in Chrysalix of $0.3 million. The cash flows used for other investing activities of $3.3 million in 2007 represent a net investment in EBARA BALLARD comprising of an additional investment of $8.4 million offset by licensing cash receipts of $5.3 million, combined with an investment in Chrysalix of $0.2 million. During 2007, we also disposed of net assets of $1.8 million related to the finalization of the sale of our electric drive business.

Investing activities resulted in cash outflows of $50.8 million during 2006. Changes in short-term investments resulted in cash outflows of $41.6 million as balances changed between cash equivalents and short-term investments. Net capital spending in 2006 of $8.7 million was primarily for manufacturing, test stands and computer equipment. During 2006, we sold our investment in QuestAir for proceeds of $3.3 million and recorded net cash outflows of $3.3 million related to an additional investment in EBARA BALLARD offset by licensing cash receipts from EBARA BALLARD. We also made an additional investment of $0.8 million in Chrysalix.

Financing activities resulted in cash inflows of $36.9 million for the year ended December 31, 2008, compared to nil and $5.9 million, respectively, for 2007 and 2006. Financing activities in 2008 represent gross proceeds received on the closing of the Arrangement with Superior of $38.0 million (Cdn. $46.3 million) less closing costs paid in 2008 of $1.1 million (Cdn. $1.3 million). We have accrued the remaining estimated closing costs of $3.1 million (Cdn. $3.8 million) at December 31, 2008. Financing activities for 2006 relate to equity funding received from EBARA.

As at March 2, 2009, we had 82,122,135 common shares issued and outstanding and stock options to purchase 5,224,439 of our common shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2008, we had cash, cash equivalents and short-term investments totaling $85.4 million. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for fuel cells and carbon fiber products, the purchase of equipment for our manufacturing and testing facilities, the further development of business systems and low-cost manufacturing processes and the further development of our marketing, product distribution and service capabilities.

At this stage of our development, we expect to record losses for at least the next few years as we continue to make significant investments in research, and product and market development activities necessary to commercialize our products. Our actual funding requirements will vary based on the factors noted above, our relationships with our lead customers and strategic partners, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product opportunities, our working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

Our financial strategy is to manage our cash resources with strong fiscal discipline, focus on markets with high product and service revenue growth potential, license technology in cases where it is advantageous to us, and access available government funding for research and development projects. Our current financing principle is to maintain cash balances sufficient to fund at least six quarters of operating cash consumption at all times. We believe that our current cash, cash equivalents and short-term investments, combined with our ability to potentially monetize other assets, including our interest in AFCC through the share purchase agreement with Ford, are sufficient to meet our planned growth and development activities for the foreseeable future without the need to access public market financing. However, circumstances could change which would make it advantageous for us to access additional capital.

OUTLOOK

Over the past three years, we have re-vectored the Company to establish a sharp focus on key growth opportunities with near-term commercial prospects in our core fuel cell markets. As a result, for 2009 we will report our results in the following market segments:

1. Fuel Cell Products and Servicing (core segment): fuel cell products and services for motive power (material handling and bus markets) and stationary power (back-up power and residential cogeneration markets);

2. Contract Automotive (supporting segment): contract technical and manufacturing services primarily for AFCC, Daimler and Ford.

3. Material Products (supporting segment): material products primarily for automotive transmissions and gas diffusion layers (“GDL”).

We expect overall revenues for 2009 to be between $68 million to $78 million, compared to $59.6 million in 2008.

Fuel Cell Products revenue is expected to increase in 2009, as compared to 2008, due primarily to volume increases in our back-up power, bus and material handling markets as a result of our announced ACME

(subject to product acceptance test in the fourth quarter of 2009), Dantherm, B.C. Transit 2010 Olympic fuel cell bus program, Transport of London fuel cell bus program and Plug Power Central Grocer agreements. This increase in Fuel Cell Products revenue is expected to be partially offset by declines in Fuel Cell Products service revenues due to the completion of our existing engineering service government contracts in the material handling and back-up power markets, and declines in Fuel Cell Products engineering development revenues due to the completion of our 1kW residential cogeneration fuel cell development program in 2008. Residential cogeneration product revenues in 2009 are expected to be similar to 2008 as the program is still in the development stage of the Japanese government trial program.

Fuel Cell Product shipments are expected to increase to 4,000 units in 2009, as compared to 1,855 units in 2008. Materials handling shipments are expected to increase to 1,000 units, from 508 units; back-up power shipments to 2,500 units, from 720 units; and residential cogeneration shipments to 500 units, from 403 units, respectively.

Supporting business revenues are expected to decline in 2009, as compared to 2008, due primarily to lower technical services and lower contract manufacturing for AFCC, Daimler and Ford. Material Products revenues in 2009 are expected to be similar to 2008 due to the continued slow down in the U.S. automotive industry, partially offset by growth in fuel cell GDL material sales.

We expect our operating cash consumption (see Non-GAAP Measures) for 2009 to be between $17 million to $27 million, compared to $29.3 million in 2008 assuming no material fluctuations in U.S. / Canadian dollar exchange rates. A primary driver for this expected reduction in operating cash consumption for 2009 is expected increases in gross margins as a result of increased product sales, combined with additional reductions in operating expenses, to more than offset our increased investment in production capacity. As a result of the timing of capital expenditures, working capital impacts related to the B.C. Transit 2010 Olympic and Transport of London fuel cell bus programs, and the payment of 2008 employee bonuses in the first half of 2009, operating cash consumption is expected to be higher in the first half of 2009, as compared to the second half of the year.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

We maintain a 19.9% interest in AFCC which is subject to a share purchase agreement under which Ford, either at our option or Ford’s election, may purchase our interest in AFCC at any time on or after January 31, 2013 for $65 million plus interest accruing at LIBOR from January 31, 2008. The purchase may take place earlier than January 31, 2013 if certain other events occur. Under Canadian GAAP, this share purchase agreement is considered a derivative instrument and is therefore measured and recorded at its fair value on the closing of the AFCC Transaction. We have recorded this derivative at its fair value of $1 representing the difference between the discounted present value of the share purchase agreement on closing and the value of the underlying transferred AFCC assets. This derivative instrument is carried at cost and is not marked to market each reporting period as we do not believe it is possible to regularly determine its reliable fair value. If the share purchase agreement were to be held to maturity and exercised on January 31, 2013, we anticipate that we would receive proceeds of approximately $68 million (based on current interest rates) and record an estimated gain of approximately $67 million on the sale of our remaining 19.9% interest in AFCC. If we were to monetize this share purchase agreement prior to its maturity date of January 31, 2013, the amount of proceeds received would be subject to a number of variables including Ford’s cost of borrowing, expected future LIBOR rates, time remaining to January 31, 2013 and general market and other conditions. Under present economic conditions, we believe that these factors would result in a significant discount to the face value of the share purchase agreement.

Periodically, we use foreign exchange contracts to manage our exposure to currency rate fluctuations and platinum forward purchase contracts to manage our exposure to platinum price fluctuations. We record these contracts at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are recorded in our consolidated statements of operations. At December 31, 2008, we had outstanding forward exchange contracts to sell a total of Canadian $8 million at an average rate of $1.12 Canadian per $1.00 United States dollar, resulting in an unrealized loss of $0.6 million. In addition, we had outstanding platinum forward purchase contracts to purchase a total of $2.4 million of platinum at an average rate of $890 per troy ounce, resulting in an unrealized gain of $0.2 million.

As at December 31, 2008, we did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

We have agreed to pay total royalties up to a maximum of $40.3 million (Cdn. $49.0 million) in respect of future sales of fuel cell-based stationary power products under two development programs with certain Canadian governmental agencies. To December 31, 2008, we have made total royalty payments of $4.3 million (Cdn. $5.2 million) against this potential obligation including royalty payments of $0.2 million (Cdn. $0.2 million) in 2008 and $0.1 million (Cdn. $0.2 million) in 2007. The conditions under which these royalties become payable are described in more detail in note 14 to the consolidated financial statements.

We have committed to make future capital contributions of $0.4 million (Cdn. $0.5 million) in Chrysalix, in which we have a limited partnership interest.

As at December 31, 2008 we had the following contractual obligations and commercial commitments:

(Expressed in thousands of U.S. dollars)	Payments due by period,

Contractual Obligations	Total	Less than one year	1-3 years	4-5 years	After 5 years

Operating leases	$13,970	$1,448	$2,946	$3,087	$6,489
Asset retirement obligations	3,441	—	—	—	3,441

Total contractual obligations	$17,411	$1,448	$2,946	$3,087	$9,930

In addition to the contractual purchase obligations above, we have commitments to purchase $0.2 million of capital assets as at December 31, 2008. Capital expenditures pertain to our regular operations and will be funded through operating cash flows and cash on hand.

The Arrangement with Superior Plus includes an indemnification agreement dated December 31, 2008 (the “Indemnity Agreement”), which sets out the parties’ continuing obligations to the other. The Indemnity Agreement has two basic elements: it provides for the indemnification by each of the parties to the other for breaches of representations and warranties or covenants as well as, in our case, any liability relating to our business which is suffered by Superior Plus. Our indemnity to Superior Plus with respect to our representation relating to the existence of our tax pools immediately prior to the completion of the Arrangement is limited to an aggregate of $6.1 million (Canadian $7.4 million) with a threshold amount of $0.4 million (Canadian $0.5 million) before there is an obligation to make a payment. Second, the Indemnity Agreement provides for adjustments to be paid by us, or to us, depending on the final determination of the amount of our Canadian non-capital losses, scientific research and development expenditures and investment tax credits generated to December 31, 2008, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed. At December 31, 2008, we have not accrued any amount owing, or receivable, as a result of the Indemnity Agreement as we have not yet finalized our 2008 Canadian income tax return and agreed upon any differences with Superior Plus.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, our key management personnel and our equity-accounted investees. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices. Related parties include EBARA BALLARD and EBARA Corporation, and prior to the closing of the AFCC Transaction on January 31, 2008, Daimler and Ford. AFCC is not considered to be a related party, as we do not have the ability to exercise significant influence over AFCC’s strategic operating, investing or financing policies.

We earn revenues from related parties from the sale of products and services and from engineering development revenues. We provide funding to related parties for the purposes of conducting research and development on our behalf. We have also purchased intellectual property and obtained licenses from, and granted licenses to, related parties. As a result of the AFCC Transaction, related party transactions have been reduced.

Related party transactions and balances are as follows:

(Expressed in thousands of U.S. dollars)	Years Ended December 31,

Transactions with related parties	2008	2007	2006

Revenues from products, engineering services and other	$7,906	$37,435	$41,363
Purchases	188	442	899

(Expressed in thousands of U.S. dollars)	As at December 31,

Balances with related parties	2008	2007

Accounts receivable	$4,500	$12,054
Accounts payable and accrued liabilities	31	13

The AFCC Transaction, which closed on January 31, 2008, is also a related party transaction.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table provides summary financial data for our last eight quarters:

(Expressed in thousands of U.S. dollars, except per share amounts)	Quarter ended,

	Dec. 31, 2008	Sep. 30, 2008	June 30, 2008	Mar. 31, 2008

Product and service revenue	$18,605	$10,879	$11,131	$12,111
Engineering development revenue	296	1,406	1,220	3,932

Total revenue	$18,901	$12,285	$12,351	$16,043

Net income (loss)	$(18,028)	$(15,457)	$(13,481)	$81,045
Net income (loss) per share	$(0.22)	$(0.19)	$(0.16)	$0.87

Income (loss) from continuing operations	$(18,028)	$(15,457)	$(13,481)	$81,045
Net income (loss) per share from continuing	$(0.22)	$(0.19)	$(0.16)	$0.87
operations

Weighted average common shares outstanding (000’s)	82,116	82,102	82,086	93,447

	Dec. 31, 2007	Sep. 30, 2007	June 30, 2007	Mar. 31, 2007

Product and service revenue	$10,591	$12,619	$10,464	$9,678
Engineering development revenue	9,474	4,947	3,841	3,918

Total revenue	$20,065	$17,566	$14,305	$13,596

Net loss	$(15,891)	$(16,017)	$(11,140)	$(14,254)
Net loss per share	$(0.14)	$(0.14)	$(0.10)	$(0.12)

Loss from continuing operations	$(15,891)	$(15,588)	$(10,814)	$(14,516)
Net loss per share from continuing operations	$(0.14)	$(0.14)	$(0.10)	$(0.12)

Weighted average common shares outstanding (000’s)	114,742	114,593	114,591	114,370

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results. Variations in our net income (loss) for the above periods were affected primarily by the following factors:

•

Product and service revenues: Variations in fuel cell product revenues reflect the timing of our customers’ fuel cell vehicle, bus and field trial deployments. Product revenues in the fourth quarter of 2008 were positively impacted by $6.0 million by the commencement of shipments of fuel cell bus modules related to the B.C. Transit 2010 Olympic fuel cell bus program. Testing and engineering service revenue to AFCC commenced in the first quarter of 2008.

•

Engineering development revenue: Variations in engineering development revenue reflect the timing of work performed and the achievements of milestones under the 1kW residential cogeneration fuel cell development program and from light duty automotive and fuel cell bus programs. As a result of the AFCC Transaction, there were no light duty automotive fuel program engineering development revenues subsequent to January 2008. In addition, the 1kW residential cogeneration fuel cell development program was completed in the third quarter of 2008. Engineering development revenue in the first three quarters of 2008 was positively impacted by $1.0 million of revenue related to the B.C. Transit 2010 Olympic fuel cell bus program.

•

Operating expenditures: Operating expenses have declined in the four quarters of 2008 due to the impact of the AFCC Transaction. Operating expenses also reflect changes in the value of the Canadian dollar versus the U.S. dollar. Operating expenses increased in the fourth quarter of 2007 due to severance and related costs of approximately $4.1 million incurred in conjunction with the AFCC Transaction.

•

Depreciation and amortization: Depreciation and amortization has declined for the four quarters of 2008 as several assets became fully depreciated or amortized during 2007 and certain intangible assets were disposed of in the AFCC Transaction. Depreciation and amortization expense increased in the fourth quarter of 2007 due to the acceleration of amortization on expired patents. Depreciation and amortization has declined for the first three quarters of 2007 as a significant amount of intangible assets acquired in 2001 became fully amortized in 2006.

•

Investment and other income: Investment income has continually declined for the last eight quarters due to declines in our cash equivalents and short-term investment portfolios and declines in interest rates. Investment and other income was positively impacted in the second, third and fourth quarters of 2007 and the second quarter of 2008 by foreign exchange gains of $4.2 million, $3.3 million, $0.7 million, and $1.0 million, respectively, and was negatively impacted in the first, third and fourth quarters of 2008 by foreign exchange losses of $1.3 million, $0.5 million, and $2.9 million, respectively, due to fluctuations in the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated cash and short-term investments and on our outstanding foreign exchange contracts to buy or sell Canadian dollars. Other income increased in the four quarters of 2008 due to the provision of administrative services to AFCC.

•

Loss on disposal and write-down of long-lived assets: The net loss for the fourth quarter of 2008 was negatively impacted by a $3.0 million write-down of our investment in Chrysalix and the third quarter of 2007 was negatively impacted by a $4.6 million write-down of our investment in Advanced Energy.

•	Gain on sale of assets held for sale: The net income for the first quarter of 2008 was significantly impacted by a $96.8 million gain on the sale of assets pursuant to the AFCC Transaction.

RISKS & UNCERTAINTIES

An investment in our common shares involves risk. Investors should carefully consider the risks described below and the other information contained in, and incorporated into, this Management Discussion and Analysis, our financial statements for the year ended December 31, 2008, and our Annual Information Form. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of risks and uncertainties summarized below which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov). These documents are also available on our website at www.ballard.com.

Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost, durability and performance required in a commercial product and that we have sufficient access to capital to fund these activities. To be commercially useful, most of our products must be integrated into products manufactured by system integrators or OEMs. There is no guarantee that system integrators or OEMs will provide products that use our products as components. There is also a risk that mass markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated.

A summary of these identified risks and uncertainties are as follows:

•	We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all;
•

We expect our cash reserves will be reduced due to future operating losses, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary;

•	We may not be able to successfully execute our business plan;
•	Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan;
•	Exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition or profitability;
•	Commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability;
•	A mass market for our products may never develop or may take longer to develop than we anticipate;
•	We have limited experience manufacturing fuel cell products on a commercial basis;
•	We are dependent on third party suppliers for the supply of key materials and components for our products;
•	We are dependent on systems integrators or Original Equipment Manufacturers to purchase certain of our products;
•	Global economic conditions are beyond our control and may have an adverse impact on our business or on our key suppliers and / or customers;
•	Public Policy and regulatory changes could hurt the market for our products;
•	We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success;
•	We may be involved in intellectual property litigation that causes us to incur significant expenses or prevents us from selling our products;
•	We currently face and will continue to face significant competition;
•	We could lose or fail to attract the personnel necessary to run our business;
•	We could be liable for environmental damages resulting from our research, development or manufacturing operations;
•	Our products use flammable fuels, which could subject our business to product liability claims;

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and the Corporate Controller and Acting Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and the CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13(a) – 15(e) of the Securities Exchange Act of 1934 (“Exchange Act”). We have concluded that as of December 31, 2008, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein, and accumulated and reported to management to allow timely discussions regarding required disclosure.

Internal control over financial reporting

The CEO and CFO, together with other members of management, are responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. Internal control over financial reporting is designed under our supervision, and effected by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada and the requirements of the Securities and Exchange Commission in the United States, as applicable.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management, including the CEO and CFO, have evaluated the effectiveness of internal control over financial reporting in relation to criteria described in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, we have determined that internal control over financial reporting was effective as of December 31, 2008.

KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2008.

Changes in internal control over financial reporting

During the year ended December 31, 2008, there were no material changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Non-GAAP Measures

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. A description of non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Normalized net loss measures our net loss after excluding items that are unusual in nature or do not reflect the normal continued operating activity of the business. Gains on sale of assets held for sale, losses from discontinued operations and write-downs of long-lived assets are not considered part of our core activities, and are expected to occur infrequently. Therefore we have removed these in our calculation of normalized net loss. We believe normalized net loss assists investors in assessing our performance.

(Expressed in thousands of U.S. dollars, except per share amounts)	Year Ended December 31,

Normalized net loss	2008	2007	2006

Reported net income (loss)	$34,079	$(57,302)	$(181,137)
Loss on disposal and write-down of long-lived assets	2,812	4,583	778
Gain on sale of assets	(96,845)	—	—
Loss from discontinued operations	—	493	124,143

Normalized net loss	$(59,954)	$(52,226)	$(56,216)

Normalized net loss per share	$(0.71)	$(0.46)	$(0.50)

Weighted average common shares outstanding (000’s)	84,922	114,575	113,391

Operating cash consumption measures the amount of cash required to fund the operating activities of our business and excludes financing and investing activities except for net additions to property, plant and equipment. We believe operating cash consumption assists investors in assessing our requirements to fund operations.

(Expressed in thousands of U.S. dollars)	Year Ended December 31,

Operating Cash Consumption	2008	2007	2006

Cash used by operations	$(26,209)	$(31,850)	$(42,670)
Net additions to property, plant and equipment	(3,085)	(6,379)	(8,669)

Operating cash consumption	$(29,294)	$(38,229)	$(51,339)

Consolidated Financial Statements

(Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Years ended December 31, 2008, 2007 and 2006

MANAGEMENT’S REPORT

Management’s Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with GAAP. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. Management has assessed the effectiveness of the Corporation’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2008. In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed. Some of the assets and liabilities include amounts, which are based on estimates and judgments, as their final determination is dependent on future events.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which consists of five directors who are independent and not involved in the daily operations of the Corporation. The Audit Committee meets on a regular basis with management and the external and internal auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee is responsible for appointing the external auditors (subject to shareholder approval), and reviewing and approving all financial disclosure contained in our public documents and related party transactions.

The external auditors, KPMG LLP, have audited the financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of the internal controls over financial reporting as of December 31, 2008. The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“JOHN SHERIDAN”	“JAY MURRAY”

JOHN SHERIDAN	JAY MURRAY
President and	Corporate Controller and
Chief Executive Officer	Acting Chief Financial Officer
March 2, 2009	March 2, 2009

AUDITORS’ REPORT

To the Shareholders of Ballard Power Systems Inc.

We have audited the consolidated balance sheets of Ballard Power Systems Inc. (the “Corporation”) as at December 31, 2008 and 2007 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the years ended December 31, 2008 and 2007, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 2, 2009 expressed an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

“KPMG LLP”

Chartered Accountants

Vancouver, Canada

March 2, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ballard Power Systems Inc.

We have audited Ballard Power Systems Inc. (the “Corporation”)’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting presented in the section entitled “Management’s Report on Disclosure Controls and Procedures and Internal Controls over Financial Reporting” under the heading “Internal control over financial reporting” included in Management Discussion and Analysis. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 2, 2009 expressed an unqualified opinion on those consolidated financial statements.

“KPMG LLP”

Chartered Accountants

Vancouver, Canada

March 2, 2009

BALLARD POWER SYSTEMS INC.

Consolidated Balance Sheets

December 31,

(Expressed in thousands of U.S. dollars)

	2008	2007

Assets
Current assets:
Cash and cash equivalents	$54,086	$49,340
Short-term investments	31,313	96,234
Accounts receivable (notes 5 & 16)	18,856	18,963
Inventories (note 6)	10,402	14,859
Prepaid expenses and other current assets	1,434	1,740
Current assets held for sale (note 3)	—	105

	116,091	181,241

Property, plant and equipment (note 7)	38,755	42,906
Intangible assets (note 8)	3,726	4,303
Goodwill	48,106	48,106
Investments (note 9)	1,765	3,250
Long-term assets held for sale (note 3)	—	16,286
Other long-term assets	—	2,599

	$208,443	$298,691

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities (notes 10 & 16)	$21,819	$20,042
Deferred revenue	947	169
Accrued warranty liabilities	3,841	752
Current liabilities held for sale (note 3)	—	1,933

	26,607	22,896

Long-term liabilities (notes 11 & 12)	20,502	17,606

	47,109	40,502
Shareholders' equity:
Share capital (note 13)	832,711	1,174,821
Contributed surplus (notes 2, 13(b), (d) & (e))	283,466	72,290
Accumulated deficit	(954,607)	(988,686)
Accumulated other comprehensive loss	(236)	(236)

	161,334	258,189

	$208,443	$298,691

See accompanying notes to consolidated financial statements.

Commitments, guarantees and contingencies (note 14)

Approved on behalf of the Board:

“Ed Kilroy” Director	“Ian Bourne” Director

BALLARD POWER SYSTEMS INC.

Consolidated Statements of Operations and Comprehensive Income (Loss)

Years ended December 31,

(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	2008	2007	2006

Revenues:
Product and service revenues	$52,726	$43,352	$36,535
Engineering development revenue	6,854	22,180	13,288

Total revenues	59,580	65,532	49,823

Cost of revenues and expenses:
Cost of product and service revenues	47,401	25,052	21,206
Research and product development	37,172	58,478	52,274
General and administrative	12,615	19,068	13,262
Marketing and business development	7,461	8,981	7,226
Depreciation and amortization	6,034	15,732	16,391

Total cost of revenues and expenses	110,683	127,311	110,359

Loss before undernoted	(51,103)	(61,779)	(60,536)
Investment and other income (loss) (note 19)	(186)	16,933	9,932
Gain on sale of assets (note 3)	96,845	—	—
Loss on disposal and write-down of long-lived	(2,812)	(4,583)	(778)
assets (note 9)
Equity in loss of associated companies	(8,649)	(7,433)	(7,029)

Income (loss) before income taxes	34,095	(56,862)	(58,411)
Income taxes (recovery) (note 15)	16	(53)	(1,417)

Income (loss) from continuing operations	34,079	(56,809)	(56,994)
Loss from discontinued operations (note 4)	—	(493)	(124,143)

Net income (loss) and comprehensive	34,079	(57,302)	(181,137)
income (loss)

Basic earnings (loss) per share from continuing operations	$0.40	$(0.50)	$(0.50)
Basic loss per share from discontinued operations	0.00	(0.00)	(1.10)

Basic earnings (loss) per share	$0.40	$(0.50)	$(1.60)

Diluted earnings (loss) per share	$0.40	$(0.50)	$(1.60)

Weighted average number of common	84,922,364	114,575,473	113,390,728
shares outstanding - basic
Impact of dilutive options	840,843	—	—

Weighted average number of common	85,763,207	114,575,473	113,390,728
shares outstanding - diluted

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.

Consolidated Statements of Shareholders’ Equity

December 31,

Unaudited (Expressed in thousands of U.S. dollars except per share amounts and number of shares)

	Number of shares	Share capital	Contributed surplus	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders' equity

Balance, December 31, 2005	112,750,115	$1,161,281	$62,017	$(750,247)	$(236)	$472,815
Net loss	—	—	—	(181,137)	—	(181,137)
Issuance of common shares	1,022,549	5,909	—	—	—	5,909
for cash (net of issue costs)
Options exercised	5,249	34	—	—	—	34
Share distribution plan	434,664	2,554	4,918	—	—	7,472

Balance, December 31, 2006	114,212,577	1,169,778	66,935	(931,384)	(236)	305,093
Net loss	—	—	—	(57,302)	—	(57,302)
Share distribution plan	886,565	5,043	5,355	—	—	10,398

Balance, December 31, 2007	115,099,142	$1,174,821	$72,290	$(988,686)	$(236)	$258,189
Net income	—	—	—	34,079	—	34,079
Non-dilutive financing (note 2)	—	—	33,812	—	—	33,812
Cancellation of common shares upon	(34,261,300)	(349,438)	175,538	—	—	(173,900)
disposition of assets held for
sale (note 3)
RSUs and DSUs redeemed	321,576	2,557	(2,557)	—	—	—
Share distribution plan	962,717	4,771	4,383	—	—	9,154

Balance, December 31, 2008	82,122,135	$832,711	$283,466	$(954,607)	$(236)	$161,334

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.

Consolidated Statements of Cash Flows

Years ended December 31,

(Expressed in thousands of U.S. dollars)

	2008	2007	2006

Cash provided by (used for):
Operating activities:
Net income (loss) for the year	$34,079	$(57,302)	$(181,137)
Items not affecting cash:
Compensatory shares	7,267	12,093	7,983
Depreciation and amortization	8,021	18,080	23,131
Gain on sale of assets (note 3)	(96,845)	—	—
Unrealized loss on forward contracts	408	—	—
Loss on disposal and write-down of long-lived assets
from continuing operations	2,812	4,583	778
Loss (gain) on disposal and write-down of long-lived	—	(2,897)	112,124
assets from discontinued operations (note 4)
Equity in loss of associated companies	8,649	7,433	7,029
Other	490	—	(247)

	(35,119)	(18,010)	(30,339)

Changes in non-cash working capital:
Accounts receivable	107	(4,052)	(1,630)
Inventories	4,457	(196)	(2,337)
Prepaid expenses and other current assets	510	(456)	(100)
Accounts payable and accrued liabilities	5	(1,657)	(3,041)
Deferred revenue	778	(1,645)	1,358
Accrued warranty liabilities	3,089	(1,214)	(3,680)
Net current assets and liabilities held for sale (notes 3 & 4)	(36)	(4,620)	(2,901)

	8,910	(13,840)	(12,331)

Cash used by operations	(26,209)	(31,850)	(42,670)

Investing activities:
Net decrease (increase) in short-term investments	64,921	29,439	(41,559)
Additions to property, plant and equipment	(3,560)	(6,379)	(8,735)
Proceeds on sale of property, plant and equipment	475	—	66
Proceeds on sale of investments (note 9)	—	541	3,302
Disposition of assets held for sale (notes 3 & 4)	(61,285)	1,787	(687)
Investments (notes 9 & 11)	(6,212)	(3,290)	(4,057)
Other long-term assets	—	(2,401)	78
Long-term liabilities	(304)	94	799

	(5,965)	19,791	(50,793)

Financing activities:
Non-dilutive financing (note 2)	36,920	—	—
Net proceeds on issuance of share capital	—	—	5,943

	36,920	—	5,943

Increase (decrease) in cash and cash equivalents	4,746	(12,059)	(87,520)
Cash and cash equivalents, beginning of year	49,340	61,399	148,919

Cash and cash equivalents, end of year	$54,086	$49,340	$61,399

Supplemental disclosure of cash flow information (note 17)

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Significant accounting policies:
(a)	Description of business:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of fuel cell products for a variety of applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. Our technology is based on proton exchange membrane (“PEM”) fuel cells. The Corporation operated in three market segments:

•	Power Generation: Fuel cell products and services for material handling, back-up power and residential co-generation purposes;
•	Automotive: Fuel cell products and services for fuel cell cars, vans and buses; and
•	Material Products: Carbon fiber products primarily for automotive transmissions and gas diffusion layers (“GDL”) for fuel cells.
(b)	Basis of presentation:

The consolidated financial statements of the Corporation have been prepared in accordance with Canadian GAAP. Material measurement differences to United States GAAP are disclosed in note 21.

The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

	Percentage ownership
	2008	2007	2006
Ballard Advanced Materials Corporation	77.5%	77.5%	77.5%
Ballard Generation Systems Inc.	-	100.0%	100.0%
Ballard GmbH	100.0%	100.0%	100.0%
Ballard Material Products Inc.	100.0%	100.0%	100.0%
Ballard Power Corporation	100.0%	100.0%	100.0%
Ballard Power Systems Corporation (note 4)	-	-	100.0%

On December 23, 2008, Ballard Generation Systems Inc. (“BGS”), a wholly owned subsidiary company of the Corporation, was dissolved and the Corporation assumed all of BGS’ assets, debts, obligations and liabilities.

All significant intercompany balances and transactions have been eliminated.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Significant accounting policies (cont’d):
(c)	Convergence with International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed the date of changeover from GAAP to International Financial Reporting Standards (“IFRS”). Canadian publicly accountable enterprises must adopt IFRS for their interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences on recognition, measurement and disclosures. The Corporation, with the assistance of an external expert advisor, has begun a high level review of the major differences between Canadian GAAP and IFRS. This work is expected to be completed in 2009.

(d)	Translation of foreign currencies:

The measurement currency of the Corporation is the U.S. dollar. Transactions in foreign currencies are translated at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the measurement currency are translated at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in earnings.

(e)	Use of estimates:

The preparation of consolidated financial statements requires the Corporation’s management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and notes thereto. Significant areas requiring management to make estimates include the net realizable valued inventory, product warranty obligations, valuation of investments, revenue recognition and recoverability of intangibles and goodwill. Actual results could differ from those estimates.

(f)	Cash, cash equivalents and short-term investments:

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with maturities at the date of purchase of three months or less.

Short-term investments consist of highly liquid interest bearing securities with maturities at the date of purchase between three months and three years.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Significant accounting policies (cont’d):
(g)	Financial instruments:

The Corporation measures its financial assets in the balance sheet at fair value, except for loans and receivables, which are measured at amortized cost. Financial liabilities classified as held for trading, including derivatives, are measured in the balance sheet at fair value; all other financial liabilities are measured at amortized cost. Long-term investments are measured at cost as they are privately held entities.

Measurement in subsequent periods depends on whether the financial instrument has been classified as held for trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

The Corporation classifies its accounts receivables as loans and receivables and its accounts payable and warranty liabilities as financial liabilities that are not classified as held for trading.

Periodically, the Corporation enters into forward exchange contracts to limit its exposure to foreign currency rate fluctuations and to platinum price fluctuations. These derivative contracts are recorded as either assets or liabilities in the consolidated balance sheet at fair value. Any changes in fair value are recognized in net income.

The Corporation does not designate its financial instruments as hedges.

(h)	Capital Disclosure:

Effective January 1, 2008, the Corporation adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for Capital Disclosures (CICA Handbook Section 1535). This new section establishes standards for disclosing information about an entity’s capital and how it is managed. This standard requires an entity to disclose: (i) its objectives, policies and processes for managing capital; (ii) summary quantitative data about what it manages as capital; (iii) whether during the period it complied with any externally imposed capital requirements to which it is subject; and (iv) when the entity has not complied with such requirements, the consequences of such non-compliance (note 20).

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Significant accounting policies (cont’d):
(i)	Inventories:

Inventories are recorded at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes materials, labor and appropriate share of production overhead based on normal operating capacity. Costs of materials are determined on an average per unit basis. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. In establishing the appropriate inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market demand, technology and design, which would make inventory on hand obsolete.

(j)	Property, plant and equipment:

Property, plant and equipment are initially recorded at cost and are amortized from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and ready for use, using the straight-line method over the estimated useful lives of the assets as follows:

Building	30 to 39 years
Computer equipment	3 to 7 years
Furniture and fixtures	5 to 14 years
Leasehold improvements	The shorter of initial term of the respective lease and estimated useful life
Production and test equipment	4 to 15 years
(k)	Goodwill and intangible assets:

Effective December 31, 2008, the Corporation early adopted the recommendations of the CICA for Goodwill and Intangible Assets (CICA Handbook Section 3064). The new standard provides more guidance on intangible assets and the recognition of internally generated intangible assets including research and development costs. This accounting standard was applied retrospectively, however there were no material impacts on prior period financial statements requiring restatement by adopting the new standard.

Research costs are expensed as they are incurred. Product development costs are expensed as incurred except when they meet specific criteria for deferral as set forth under Canadian GAAP.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Significant accounting policies (cont’d):
(k)	Goodwill and intangible assets (cont’d):

Goodwill is recognized in the Corporation’s consolidated financial statements as the excess of the purchase price of businesses acquired over the fair values assigned to identifiable assets acquired and liabilities assumed and is assigned to reporting units of a market segment.

Intangible assets consist of fuel cell technology acquired from third parties and are recorded at cost. Intangible assets are amortized over their estimated useful lives of 5 to 15 years using the straight-line method. Intangible assets are tested for impairment when conditions exist which may indicate that the estimated future net cash flows from the asset will be insufficient to cover its carrying value.

The Corporation tested goodwill and intangible assets for impairment in each of the reporting units using a discounted cash flow methodology and determined that there was no impairment to goodwill and intangible assets.

Costs incurred in establishing and maintaining patents and license agreements are expensed in the period incurred.

(l)	Investments:

Investments in shares of companies over which the Corporation has the ability to exercise significant influence are accounted for by the equity method. Investments in companies where significant influence does not exist are carried at cost.

(m)	Accrued warranty liabilities:

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liability, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.

(n)	Asset retirement obligations:

Legal obligations to retire tangible long-lived assets are recorded at fair value at acquisition with a corresponding increase in asset value. These include assets leased under operating leases. The liability is accreted over the life of the asset to fair value and the increase in asset value is depreciated over the remaining useful life of the asset.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Significant accounting policies (cont’d):
(o)	Revenue recognition:

The Corporation recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured.

Revenue from products is recognized when title passes to the customer and all of the revenue recognition criteria specified above is met. Revenue from engineering services is recognized as services are rendered and predefined milestones are achieved, or on the percentage of completion method of accounting. For contracts with multiple deliverables, the Corporation allocates revenue to each element of the contract based on objective evidence of the fair value of the element. Revenue from long-term fixed price service contracts is determined under the proportionate performance method where revenues are recognized on a pro-rata basis in the relation that contract costs incurred have to total contract costs. Unbilled revenue (included in accounts receivable) represents revenue earned in excess of amounts billed on uncompleted contracts. Deferred revenue represents cash received from customers in excess of revenue recognized on uncompleted contracts.

(p)	Income taxes:

The Corporation follows the asset and liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net future tax asset or liability are included in income. Future tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Future income tax assets are evaluated, and if realization is not considered to be “more likely than not,” a valuation allowance is provided.

(q)	Employee future benefit plans:

The Corporation has a defined benefit pension plan covering employees in the United States. In addition, the Corporation provides other retirement benefits for certain employees in the United States. The benefits are based on years of service and the employee’s compensation level. The Corporation accrues its obligations under employee benefit plans and the related costs, net of plan assets.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Significant accounting policies (cont’d):
(q)	Employee future benefit plans (cont’d):

The cost of pensions earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, and retirement ages of employees. For the purpose of calculating the expected rate of return of plan assets, those assets have been valued at fair value.

The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation, and the fair value of plan assets, is amortized over the average remaining service period of active employees.

Any increase in the projected benefit obligation resulting from amendments affecting prior service is amortized on a straight-line basis over the remaining service period of active plan participants who are expected to receive benefits under the plan on the date the amendment is first recognized. To the extent that the liability is not covered by assets of the plan, nor reflected in the accrued pension cost, there is a transition asset, or obligation, to be recognized over a specified period in accordance with an amortization schedule.

(r)	Share-based compensation plans:

The Corporation uses the fair-value based method of accounting for share-based compensation for all awards of shares and share options granted. The resulting compensation expense, calculated using the Black-Scholes valuation method and estimated for forfeitures, is charged to net income over the vesting period, whereby the compensation expense is recognized when services are received with a corresponding increase to contributed surplus.

The Corporation issues shares and share options under its share-based compensation plans as described in note 13. Any consideration paid by employees on exercise of share options or purchase of shares, together with the amount initially recorded in contributed surplus, is credited to share capital.

(s)	Earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is calculated using the treasury stock method. Under the treasury stock method, the dilution is calculated based upon the number of common shares issued should deferred share unites (“DSUs”), restricted share units (“RSUs”), and “in the money” options, if any, be exercised.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Significant accounting policies (cont’d):
(t)	Comprehensive income (loss):

Other comprehensive income (loss) represents changes in shareholders’ equity and includes items such as unrealized gains and losses on financial assets classified as available-for-sale, and cumulative translation adjustments. The Corporation has included a reconciliation of comprehensive income and accumulated other comprehensive income, which is presented as a separate category of shareholders’ equity, on the consolidated balance sheet and the consolidated statement of shareholders’ equity.

(u)	Government assistance and investment tax credits:

Government assistance and investment tax credits are recorded as either a reduction of the cost of the applicable assets, or credited against the related expense incurred in the statement of operations, as determined by the terms and conditions of the agreements under which the assistance is provided to the Corporation or the nature of the expenditures which gave rise to the credits. Government assistance and investment tax credit receivables are recorded when their receipt is reasonably assured.

(v)	Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

2.	Non-dilutive financing:

On December 31, 2008, the Corporation completed a restructuring transaction with Superior Plus Income Fund (“Superior Plus”) to reorganize the Corporation’s business under a Plan of Arrangement (the “Arrangement”). Pursuant to the Arrangement, Superior Plus transferred $38,029,000 (CDN $46,319,000) to the Corporation’s parent company (“Old Ballard”). Old Ballard subsequently transferred all of its assets and liabilities (including the net cash proceeds, but excluding Old Ballard’s historic Canadian income tax carry forward attributes), to a new wholly owned company, (“the Corporation”). Old Ballard’s shareholders exchanged their shares, on a one-for-one basis, for shares of the Corporation. The Corporation will now carry on the full scope of the Old Ballard’s business operations, and will hold all rights to intellectual property, as held by Old Ballard prior to the completion of the Arrangement.

As the transfer of the business assets, liabilities and operations from Old Ballard to the Corporation represented a transaction with no change in shareholder ownership, the transaction was accounted for using continuity of interest accounting.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

2.	Non-dilutive financing (cont’d):

Pursuant to continuity of interest accounting, the assets transferred and liabilities assumed were recorded at their carrying values as reported by the Corporation immediately prior to the completion of the Arrangement. As a result, the net cash proceeds were recorded as a credit to shareholders’ equity. In addition, as the future income tax benefits of Old Ballard’s Canadian non-capital losses, capital losses, scientific research and development expenditures and investment tax credits generated through to the date of the completion of the Arrangement are not available to the Corporation after the completion of the Arrangement, the gross future income tax assets related to these Canadian tax pools was reduced to nil, with a corresponding reduction of the related valuation allowance (note 15).

2008

Proceeds of Arrangement	$38,029
Disposal costs incurred	(1,109)

Net cash proceeds at December 31, 2008	36,920
Disposal costs accrued	(3,108)

Net proceeds of Arrangement	$33,812

3.	Disposition of certain automotive fuel cell assets:

On January 31, 2008, the Corporation completed the sale of its automotive fuel cell research and development assets (the “AFCC Transaction”) to Daimler, Ford and AFCC Automotive Fuel Cell Cooperation Corp. (“AFCC”). AFCC, which is controlled by Daimler and Ford, was created to carry on the development of automotive fuel cells for Daimler and Ford. Under the terms of the AFCC Transaction, the Corporation transferred to Daimler, Ford and AFCC its automotive patents, automotive fuel cell test equipment, automotive fuel cell inventory, $60,000,000, all automotive fuel cell warranty liabilities and all automotive fuel cell development contracts with Daimler and Ford, 80.1% of the outstanding shares of AFCC (note 9), 112 personnel, and a royalty free, sub-licensable license to the Corporation’s remaining intellectual property for use in automotive applications. In exchange, Daimler and Ford returned to the Corporation an aggregate of 34,261,298 of its common shares valued at $173,900,000, one Class A share and one Class B share, collectively representing Daimler and Ford’s entire direct and indirect equity interest in the Corporation. These shares were then cancelled.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Disposition of certain automotive fuel cell assets (cont’d):

The Corporation recorded a gain of $96,845,000 on the closing of the AFCC transaction.

2008

Proceeds on disposal	$173,900
Cash transferred to Daimler and Ford	(58,000)
Disposal costs	(3,823)

Net proceeds	112,077
Cash transferred to AFCC	(2,000)
Net investment in remaining automotive assets as of January 31, 2008	(13,232)

Net gain on disposal	$96,845

As the Corporation was determined to have significant continuing involvement with AFCC, the historic results of the operations transferred are reported in results from continuing operations.

Included in the assets and liabilities held for sale related to the AFCC Transaction at December 31, 2007 are:

2007

Inventories	$105

Current assets held for sale	$105

Property, plant and equipment	$2,331
Intangible assets	10,150
Goodwill	3,805

Long-term assets held for sale	$16,286

Accrued warranty liabilities	$1,933

Current liabilities held for sale	$1,933

4.	Disposition of Ballard Power Systems Corporation:

On February 15, 2007, the Corporation disposed of its electric drive operations, Ballard Power Systems Corporation (“BPSC”), an indirectly wholly-owned subsidiary to a third party. Net proceeds on disposition were $1,689,000, which included cash proceeds of $3,754,000, partly offset by disposal cost of $2,065,000. The total net loss on disposal of $108,464,000 was recorded as a net loss of $111,355,000 in 2006 and an offsetting net gain of $2,891,000 in 2007 primarily as a result of employee future benefit plan curtailments in 2007. Upon closing, the Corporation ceased to consolidate the results of BPSC.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Disposition of Ballard Power Systems Corporation (cont’d):

The results of operations of BPSC have been presented as discontinued operations in the prior period figures. The results of BPSC had previously been reported in both the Automotive and Power Generation segments.

Net loss from discontinued operations is summarized as follows:

	2007	2006

Total revenue from discontinued	$311	$12,193
operations

Loss from operating activities	$3,384	$12,788
Loss (gain) on long-lived assets held	(2,891)	111,355
for sale

Loss from discontinued operations	$493	$124,143

In 2006, loss from operating activities included $769,000 in loss on disposal and write-down of long-lived assets.

5.	Accounts receivable:

	2008	2007

Trade receivables	$18,601	$18,115
Other	255	848

	$18,856	$18,963

6.	Inventories:

	2008	2007

Raw materials and consumables	$6,632	$9,497
Work-in-progress	1,891	3,371
Finished goods	1,879	1,991

	$10,402	$14,859

In 2008, changes in raw materials and consumables, finished goods and work-in-progress recognized as cost of product and service revenues amounted to $25,948,000 (2007 - $21,252,000; 2006 – $13,677,000). In 2008, the write-down of inventories to net realizable value amounted to $745,000 (2007 - $1,375,000; 2006 - $2,301,000). There were no reversals of write-downs in 2008, 2007 or 2006. Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending on the nature of inventory.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

7.	Property, plant and equipment:

2008	Cost	Accumulated depreciation	Net book value

Land	$4,803	$—	$4,803
Building	13,574	5,140	8,434
Computer equipment	17,874	14,905	2,969
Furniture and fixtures	5,342	4,830	512
Leasehold improvements	10,659	6,108	4,551
Production and test equipment	65,877	48,391	17,486

	$118,129	$79,374	$38,755

2007	Cost		Accumulated depreciation	Net book value

Land	$4,803		$—	$4,803
Building	13,392		4,612	8,780
Computer equipment	18,397		14,559	3,838
Furniture and fixtures	5,366		4,821	545
Leasehold improvements	10,515		5,341	5,174
Production and test equipment	65,151		45,385	19,766

	$117,62	4	$74,718	$42,906

8.	Intangible assets:

2008	Cost	Accumulated amortization	Net book value

Fuel cell technology	$49,801	$46,075	$3,726

2007	Cost	Accumulated amortization	Net book value

Fuel cell technology	$49,801	$45,498	$4,303

9.	Investments:

Investments are comprised of the following:

	2008		2007

	Amount	Percentage ownership	Amount	Percentage ownership

Chrysalix Energy Limited Partnership	$500	15.0%	$3,250	15.0%
AFCC	1,265	19.9%	—	—

	$1,765		$3,250

Chrysalix Energy Limited Partnership (“Chrysalix”) is recorded at the lower of cost and estimated net realizable value. During 2008, the Corporation made additional investments of $273,000 (2007 - $163,000) in Chrysalix and recorded a write-down of $3,020,000 to adjust the carrying value of Chrysalix to its estimated net realizable value of $500,000.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

9.	Investments (cont’d):

The Corporation maintains a 19.9% interest in AFCC which is accounted for using the cost method and is subject to a share purchase agreement under which Ford, either at the option of the Corporation or Ford’s election, may purchase the Corporation’s interest in AFCC at any time after January 31, 2013 for $65,000,000 plus interest accruing at LIBOR from January 31, 2008. The purchase may take place earlier than January 13, 2013 if certain events occur. The Corporation has no obligation to fund any of AFCC’s operating expenses. The share purchase agreement is considered to be a derivative instrument and is recorded at its fair value of $1. This derivative investment is carried at cost and is not marked to market each reporting period as the Corporation has determined that it is not possible to reliably determine the derivative fair value.

In 2007, the Corporation sold its 25% interest in Advanced Energy Technology Inc. (“Advanced Energy”) for proceeds of $541,000, recording a write-down of long-lived assets of $4,563,000.

10.	Accounts payable and accrued liabilities:

	2008	2007

Trade accounts payable	$6,274	$2,202
Other liabilities	3,663	2,420
Accrued non-dilutive financing costs (note 2)	3,108	—
Compensation payable	8,657	15,218
Taxes payable	117	202

	$21,819	$20,042

11.	Long-term liabilities:

	2008	2007

EBARA BALLARD Corporation	$13,245	$10,536
Deferred revenue	4,250	3,760
Employee future benefit plans (note 12)	1,988	1,971
Asset retirement obligation	1,019	1,339

	$20,502	$17,606

The Corporation’s 49% interest in EBARA BALLARD Corporation (“EBARA BALLARD”) is accounted for using the equity method. As the Corporation’s proportionate share of losses from EBARA BALLARD has exceeded the Corporation’s net funded investment, the net investment of ($13,245,000) (2007 – ($10,536,000)) has been presented in long-term liabilities.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

11.	Long-term liabilities (cont’d):

During 2008, the Corporation made an additional investment of $11,249,000 (2007 - $8,461,000), in EBARA BALLARD, representing the Corporation’s final committed proportionate share of financing by EBARA BALLARD’s shareholders under the 2005 funding agreement. In addition, the Corporation received from EBARA BALLARD the final payment (net of taxes) of $5,310,000 (2007 - $5,310,000), related to a license to certain intellectual property and manufacturing rights totaling (net of withholding taxes) $21,240,000. This receipt is recorded as a credit against the Corporation’s investment in EBARA BALLARD.

In determining the fair value of the asset retirement obligations, the estimated future cash flows have been discounted at 12% per annum. The total undiscounted amount of the estimated cash flows required to settle this obligation is $3,441,000. The obligation will be settled at the end of the term of the operating lease, which extends to 2019.

12.	Employee future benefit plan:

The Corporation maintains a defined benefit pension plan covering employees in the United States. The benefits under the pension plan are based on years of service and salary levels. Certain employees are also eligible for post-retirement healthcare, life insurance and other benefits. The measurement date used to determine pension and other post-retirement benefit measures for the pension plan and the post-retirement benefit plan is December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as of January 1, 2008.

Information about the Corporation’s employee future benefit plans, in aggregate, is as follows:

Defined benefit plan obligations:

	2008		2007

	Pension plans	Other benefit plans	Pension plans	Other benefit plans

Balance, beginning of year	$9,430	$614	$9,587	$4,094
Current service cost	348	3	359	12
Interest cost	562	35	479	33
Plan participant contributions	—	—	—	2
Benefits paid	(116)	(31)	(104)	(27)
Actuarial (gains) losses	(243)	(5)	298	(44)
Curtailments	—	—	(1,189)	(3,456)

Balance, end of year	$9,981	$616	$9,430	$614

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12.	Employee future benefit plan (cont’d):

Defined benefit plan assets:

	2008		2007

	Pension plans	Other benefit plans	Pension plans	Other benefit plans

Balance, beginning of year	$7,849	$—	$6,847	$—
Actual return (loss) on	(2,337)	—	413	—
plan assets
Employer’s contributions	396	31	736	25
Plan Participant Contributions	—	—	—	2
Benefits paid	(147)	(31)	(147)	(27)

Balance, end of year	$5,761	$—	$7,849	$—

     The plan assets for the funded pension plans consist of:

	2008	2007

Asset Category:
Equity securities	74%	73%
Debt securities	26%	27%

Total	100%	100%

Reconciliation of the funded status of the benefit plans:

	2008		2007

	Pension plans	Other benefit plans	Pension plans	Other benefit plans

Fair value of plan assets	$5,761	$—	$7,849	$—
Accrued benefit obligation	9,981	616	9,430	614

Funded status - deficit	(4,220)	(616)	(1,581)	(614)
Unamortized net actuarial (gain)	3,117	(269)	430	(206)
loss

Accrued benefit liability	$(1,103)	$(885)	$(1,151)	$(820)

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12.	Employee future benefit plan (cont’d):

The elements of the defined benefit costs recognized for the years ended December 31, 2008 and 2007 are:

	2008		2007

	Pension plans	Other benefit plans	Pension plans	Other benefit plans

Current service cost	$348	$3	$359	$12
Interest cost	562	35	479	33
Actual (return) loss on plan
assets	2,337	—	(413)	—
Actuarial (gains) losses	(243)	(5)	298	(44)

Elements of employee future benefit	$3,004	$33	$723	$1
costs before adjustments

Adjustments to recognize the
long-term nature of employee
future benefit costs:
Differences between expected	(2,897)	—	(90)	—
and actual return on plan
assets for year
Difference between actuarial	243	5	(298)	44
gains (losses) recognized for
year and actuarial gains
(losses) on accrued benefit
obligation for year
Amortization of prior service cost	—	47	(3)	101
Amortization of (gain) loss	—	(22)	—	(13)

Defined benefit costs recognized	$350	$63	$332	$133

The significant actuarial assumptions adopted in measuring benefit obligations at December 31, 2008 and 2007 were as follows:

	2008		2007

	Pension plans	Other benefit plans	Pension plans	Other benefit plans

Discount rate	6.0%	6.0%	6.0%	6.0%
Rate of compensation increase	3.3%	n/a	3.0%	n/a

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12.	Employee future benefit plan (cont’d):

The significant actuarial assumptions adopted in determining net cost for the years ended December 31, 2008 and 2007 were as follows:

	2008		2007

	Pension plans	Other benefit plans	Pension plans	Other benefit plans

Discount rates	6.0%	6.0%	5.8%	5.8%
Expected long-term rate of	7.0%	n/a	7.0%	n/a
return on plan assets
Rate of compensation	3.3%	n/a	3.3%	n/a
increase

The assumed health care cost trend rates applicable to the other benefit plans at December 31, 2008 and 2007 were as follows:

	2008	2007

Initial medical health care cost trend rate	9.0%	11.0%
Initial dental health care cost trend rate	5.0%	7.0%
Cost trend rate declines to medical and dental	5.0%	5.0%
Year that the medical rate reaches the rate it is	2017	2016
assumed to remain at
Year that the dental rate reaches the rate it is	2009	2010
assumed to remain at

A one-percentage-point change in assumed health care cost trend rates would not have a material impact on the Corporation’s financial statements.

In 2007, due to the sale of BPSC (note 4), changes were made to benefits accruing to employees under both the pension and other benefit plans, which resulted in the recognition of curtailment gains of $2,699,000.

13.	Share capital:
(a)	Authorized and issued:

Unlimited number of common shares, voting, without par value.

Unlimited number of preferred shares, issuable in series.

At December 31, 2008, 82,122,135 (2007 – 115,099,140; 2006 – 114,212,575) common shares are issued and outstanding.

On January 31, 2008, 34,261,298 common shares, one Class A share and one Class B share were returned to the Corporation and cancelled upon completion of the AFCC Transaction (note 3).

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

13.	Share capital (cont’d):
(b)	Share option plans:

The Corporation has options outstanding under three share option plans. All directors, officers and employees of the Corporation, and its subsidiaries, are eligible to participate in the share option plans although as a matter of policy, options are currently not issued to directors. Option exercise prices are denominated in both Canadian and U.S. dollars, depending on the residency of the recipient. Canadian dollar denominated options have been converted to U.S. dollars using the year-end exchange rate for presentation purposes. All options have a term of seven to ten years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised, at the beginning of each of the second, third and fourth years after granting.

As at December 31, 2008, options outstanding from the three share option plans were as follows:

	Outstanding options	Options to be granted	Range of exercise prices

2002 share option plan	2,444,050	—	$2.55 - $24.91
2000 share option plan	2,219,410	798,049	$4.17 - $157.64
1997 share option plan	812,922	—	$6.22 - $157.64

	Options for common shares	Weighted average exercise price

Balance, December 31, 2005	4,957,776	$39.83
Options granted	1,318,500	6.08
Options exercised	(5,249)	6.40
Options cancelled	(430,169)	27.35

Balance, December 31, 2006	5,840,858	33.17
Options granted	855,009	7.58
Options cancelled	(1,110,791)	35.20

Balance, December 31, 2007	5,585,076	34.15
Options granted	829,374	4.11
Options cancelled	(938,068)	29.05

Balance, December 31, 2008	5,476,382	$24.65

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

13.	Share capital (cont’d):
(b)	Share option plans (cont’d):

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2008:

	Options outstanding			Options exercisable

Range of exercise price	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

$2.55 - $6.65	2,956,945	6.3	$5.53	1,348,829	$6.06
$10.00 - $15.02	641,879	4.1	11.81	582,458	11.98
$24.91 - $31.20	694,995	3.4	24.91	694,995	24.91
$32.48 - $43.72	411,438	1.8	34.97	411,438	34.97
$54.19 - $72.66	411,625	2.2	58.56	411,625	58.56
$94.83 - $157.64	359,500	1.2	153.74	359,500	153.74

	5,476,382	4.7	$24.65	3,808,845	$33.14

The Corporation uses the fair-value method for recording employee and director share option grants. During 2008, compensation expense of $2,763,000 (2007 - $3,462,000; 2006 - $3,278,000) was recorded in net income as a result of fair value accounting for share options granted. The share options granted during the year had a weighted average fair value of $2.65 (2007 - $3.92; 2006 - $3.86) and vesting periods of three years.

The fair values of the options granted were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	2008	2007	2006

Expected life	7 years	7 years	7 years
Expected dividends	Nil	Nil	Nil
Expected volatility	48%	53%	59%
Risk-free interest rate	4%	4%	4%

In addition, at December 31, 2008, 26,608 options were outstanding under the BGS option exchange plan with exercise prices ranging from $30.99 to $38.92 and a term expiring in 2009.

(c)	Share distribution plans:

The Corporation has share distribution plans that permit the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and encourage future contribution to the Corporation. At December 31, 2008, there were 2,092,901 shares available to be issued under these plans.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

13.	Share capital (cont’d):
(c)	Share distribution plans (cont’d):

Compensation expense of $5,446,000 was charged against income during the year ended December 31, 2008 (2007 - $9,592,000; 2006 - $5,001,000) for shares distributed and to be distributed under the plans.

(d)	Deferred Share Units:

Deferred share units (“DSUs”) are granted to the board of directors and executives. Eligible directors may elect to receive all or part of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation. Shares will be issued from the Corporation’s share distribution plans. As at December 31, 2008, 333,066 DSUs (2007 – 299,991) were issued and outstanding, and $202,000 (2007 - $481,000; 2006 - $387,000) of compensation expense was recorded for the year then ended.

(e)	Restricted Share Units:

Restricted share units (“RSUs”) are granted to employees and executives. The RSUs vest after a specified number of years from the date of issuance, and under certain circumstances, are contingent on achieving specified performance criteria. Each RSU is convertible into one common share. Shares will be issued from the Corporation’s share distribution plans. As at December 31, 2008, 1,092,813 RSUs (2007 – 631,307) were issued and outstanding, and $1,388,000 (2007 - $1,796,000; 2006 -$1,233,000) of compensation expense was recorded for the year then ended.

14.	Commitments, guarantees and contingencies:

At December 31, 2008, the Corporation is committed to payments under operating leases as follows:

2009	$1,403
2010	1,543
2011	1,543
2012	1,543
2013	1,543
Thereafter	9,809

Total minimum lease payments	$17,384

The Corporation has agreed to pay royalties in respect of sales of certain fuel cell-based stationary power products under two development programs with Canadian government agencies. The total combined royalty is limited in any year to 4% of revenue from such products. Under the terms of the Utilities Development Program

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

14.	Commitments, guarantees and contingencies (cont’d):

(Phase 1) with the Governments of Canada and British Columbia, total royalties are payable to a maximum equal to the original amount of the government contributions of $8,787,000 (CDN$10,702,000). As at December 31, 2008, no royalties have been incurred for Phase 1. Under the terms of the Utilities Development Program (Phase 2) with Technology Partnerships Canada (“TPC”) total royalties are payable to a maximum of $31,469,000 (CDN$38,329,000). As at December 31, 2008, a total of $4,368,000 (CDN $5,320,000) in royalty repayments have been incurred for Phase 2 including payments of $151,000 (CDN$ 184,000) in 2008, $147,000 (CDN$ 172,000) in 2007, and $2,217,000 (CDN$ 2,530,000) in 2006.

Original maximum recoverable amount under Phase 1 and 2	CDN$	49,031
Prior year payments applied		(2,320)

Maximum recoverable amount, December 31, 2005		46,711
2006 payments		(2,530)

Maximum recoverable amount, December 31, 2006		44,181
2007 payments		(172)

Maximum recoverable amount, December 31, 2007		44,009
2008 payments		(184)

Maximum recoverable amount, December 31, 2008	CDN$	43,825

Maximum recoverable amount, December 31, 2008	US$	35,981

At December 31, 2008, the Corporation has outstanding commitments aggregating up to a maximum of $164,000 (2007 - $974,000) relating primarily to purchases of property, plant and equipment.

The Corporation is also committed to make future investments totaling $420,000 in Chrysalix (note 9).

The Corporation has agreed to pay royalties in respect of sales of Ballard fuel cells or fuel cell systems under a July 31, 1996 Fuel Cell Bus Program Agreement (“FC Bus Agreement”), with Province of British Columbia, BC Transit, and BC Transportation Financing Authority (“BCTFA”). Under the terms of FC Bus Agreement, the royalty payable is at a rate of 2% on future sales of such products for commercial transit application to a maximum of $1,806,000 (CDN$ 2,200,000). No royalties have been paid to date.

The Arrangement with Superior Plus (note 2) includes an indemnification agreement dated December 31, 2008 (the “Indemnity Agreement”), which sets out the parties’ continuing obligations to the other. The Indemnity Agreement provides for the indemnification by each of the parties to the other for breaches of representations and warranties or covenants, as well as, in the Corporation’s case, any liability relating to the business which is suffered by Superior Plus. The Corporation’s indemnity to Superior Plus with respect to representation relating to the existence of

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

14.	Commitments, guarantees and contingencies (cont’d):

the Corporation’s tax pools immediately prior to the completion of the Arrangement is limited to an aggregate of $6,034,000 (CDN $7,350,000) with a threshold amount of $411,000 (CDN $500,000) before there is an obligation to make a payment. The Indemnity Agreement also provides for adjustments to be paid by the Corporation, or to the Corporation, depending on the final determination of the amount of 2008 Canadian non-capital losses, scientific research and development expenditures and investment tax credits, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed.

At December 31, 2008, no amount payable or receivable has been accrued as a result of the Indemnity Agreement as the Corporation has not yet finalized its 2008 Canadian income tax return and agreed upon any differences with Superior Plus.

15.	Income taxes:

The Corporation’s effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for manufacturing and processing companies. The principal factors causing the difference are as follows:

	2008	2007	2006

Net income (loss) before income taxes	$34,095	$(57,355)	$(182,554)

Expected tax expense (recovery) at 31.00%	$10,569	$(19,570)	$(62,287)
(2007-34.12%; 2006-34.12%)
Increase (reduction) in income taxes resulting from:
Income transferred on Arrangement	(10,807)	—	—
Non-deductible portion of capital loss	—	1,035	2,201
Non-deductible expenses (non-taxable income)	(483)	2,850	866
Investment tax credits earned	—	(29,809)	(10,286)
Financing costs	—	—	(97)
Foreign tax rate differences	(35)	74	(692)
Gain on assets held for sale	—	—	38,205
Losses and other deductions for which no benefit	756	45,420	32,090
has been recorded

Income tax expense	—	—	—
Branch tax	16	—	—
Large corporations tax (recovery)	—	(53)	(1,417)

Income taxes (recovery)	$16	$(53)	$(1,417)

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

15.	Income taxes (cont’d):

The Corporation has available to carry forward the following as at December 31:

	2008	2007

Canadian scientific research expenditures	$4,555	$585,420
Canadian losses from operations	—	147,641
Canadian capital losses	—	241,963
Canadian investment tax credits	810	172,958
German losses from operations for corporate tax purposes	130	393
U.S. federal losses from operations	28,158	30,415
U.S. state losses from operations	19,072	26,727
U.S. research and development and investment tax credits	2,162	2,030
U.S. capital losses	171,338	287,389

As a result of the Arrangement (note 2), the Corporation’s gross future tax assets related to the Canadian tax pools, excluding Ballard Advanced Materials Corporation, were reduced to nil.

The Canadian scientific research expenditures and capital losses may be carried forward indefinitely. The German losses from operations may be used to offset future taxable income in Germany for corporate tax and trade tax purposes and may be carried forward indefinitely. The U.S. federal losses from operations may be used to offset future U.S. taxable income and expire over the period from 2011 to 2028. The U.S. states losses from operations arising in California and Massachusetts may be used to offset future state taxable income and may be carried forward for ten and five years respectively. The U.S. federal and state research and development and investment tax credits are available to reduce future U.S. taxable income and expire over the period from 2009 to 2027. The U.S. capital losses are available to reduce U.S. capital gains and expire over the period from 2010 to 2012.

The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire as follows:

2010	$145
2011	264
2012	51
2013	99
2014	87
2015	—
2016	78
2017	86

$810

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

15.	Income taxes (cont’d):

The following sets forth the tax effect of temporary differences that give rise to future income tax assets and liabilities:

	2008	2007

Future income tax assets:
Scientific research expenditures	$1,184	$158,064
Investment in associated companies	2,511	1,395
Accrued warranty liabilities	1,264	290
Share issuance costs	—	1
Losses from operations carried forward	10,705	52,366
Capital losses	58,255	131,843
Investment tax credits	2,976	141,431
Property, plant and equipment and intangible assets	17,109	32,869

Total future income tax assets	94,004	518,259
Less valuation allowance:
- Canada	(23,515)	(408,004)
- U.S.	(70,455)	(110,151)
- Germany	(34)	(104)

Net future income taxes	$—	$—

16.	Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, together with its subsidiaries and affiliates, and the Corporation’s equity accounted investee. The revenue and costs recognized from transactions with such parties reflect the prices and terms of sales and purchase transactions with related parties which are in accordance with normal trade practices.

	2008	2007

Balances with related parties:
Accounts receivable	$4,500	$12,054
Accounts payable	31	13

	2008	2007	2006

Transactions during the year with related parties:
Revenues from products and services and	$7,906	$37,435	$41,363
engineering development
Purchases	188	442	899

In addition, the AFCC Transaction is a related party transaction (note 3).

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

17.	Supplemental disclosure of cash flow information:

	2008	2007	2006

Non-cash financing and investing activities:
Compensatory shares	$7,299	$2,651	$2,220
Accrued disposition costs related to AFCC	$155	$232	$—
transaction (note 3)
Accrued costs related to Arrangement (note 2)	$3,108	$—	$—
Shares cancelled on AFCC transaction (note 3)	$173,900	$—	$—

18.	Segmented financial information:

The Corporation’s business operates in three market segments: Power Generation, Automotive, and Material Products. Segmented information excludes amounts reported as discontinued operations.

Segment revenues and segment loss represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product revenues and expenses for which management is held accountable. Segment expenses include research and product development costs directly related to individual segments. Costs associated with shared services and other costs are allocated based on headcount and square footage. Corporate amounts include expenses for research and product development, marketing and general and administrative, which apply generally across all segments and are reviewed separately by senior management.

A significant portion of the Corporation’s production, testing and lab equipment, facilities, as well as intellectual property, are common across the segments. Therefore, management does not classify asset information on a segmented basis. Instead, performance assessments of these assets and related resource allocations are done on a company-wide basis.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18.	Segmented financial information (cont’d):

	2008	2007	2006

Total revenues
Power Generation	$16,613	$19,432	$13,286
Automotive	30,284	32,035	25,080
Material Products	12,683	14,065	11,457

	$59,580	$65,532	$49,823

Segment income (loss) for the year(1)
Power Generation	$(6,820)	$2,918	$1,911
Automotive	5,747	9,168	(241)
Material Products	(115)	1,528	(257)

Total	(1,188)	13,614	1,413

Corporate amounts
Research and product development	(23,805)	(31,612)	(25,070)
General and administrative	(12,615)	(19,068)	(13,262)
Marketing and business development	(7,461)	(8,981)	(7,226)
Depreciation and amortization	(6,034)	(15,732)	(16,391)
Investment and other income (loss)	(186)	16,933	9,932
Gain on sale of assets	96,845	—	—
Loss on disposal and write-down of	(2,812)	(4,583)	(778)
long-lived assets
Equity in loss of associated companies	(8,649)	(7,433)	(7,029)

Income (loss) from continuing operations	$34,095	$(56,862)	$(58,411)
before income tax

(1) Research and product development costs directly related to segments are included in segment income (loss) for the year.

As at December 31, 2008 and 2007, goodwill was allocated $46,291,000 to the Power Generation segment and $1,815,000 to the Material Products segment. Goodwill of $3,805,000 related to the Automotive segment was disposed of as a result of the AFCC transaction (note 3).

In 2008, revenues from the Automotive segment included sales to three customers that each exceed 10% of total revenue in the amount of $9,343,000, $8,256,000 and $8,053,000, respectively.

In 2007, revenues from the Power Generation segment included sales to one customer that exceed 10% of total revenue in the amount of $10,161,000. Revenues from the Automotive segment included sales to two customers that exceed 10% of total revenue in the amount of $15,983,000 and $9,818,000, respectively. Revenues for the Material Products segment included sales to one customer that exceed 10% of total revenue in the amount of $6,472,000.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18.	Segmented financial information (cont’d):

In 2006, revenues from the Power Generation segment included sales to one customer that exceed 10% of total revenue in the amount of $9,701,000. Revenues from the Automotive segment included sales to one customer that exceed 10% of total revenue in the amount of $15,839,000. Revenues for the Material Products segment included sales to one customer that exceed 10% of total revenue in the amount of $6,840,000.

Revenues and capital asset information by geographic area, as at and for the years ended December 31, is as follows:

		2008		2007		2006

	Revenues	Property, plant and equipment and goodwill	Revenues	Property, plant and equipment and goodwill	Revenues	Property, plant and equipment and goodwill(1)

Canada	$9,991	$77,570	$670	$80,815	$1,305	$82,026
U.S.	29,713	9,232	30,993	10,134	17,041	10,898
Japan	5,138	—	11,076	—	10,344	—
Germany	11,822	59	21,028	63	19,567	137
Other countries	2,915	—	1,765	—	1,566	—

	$59,580	$86,861	$65,532	$91,012	$49,823	$93,061

(1) Excludes assets associated with disposition of BPSC which has been presented as discontinued operations.

Revenues are attributed to countries based on customer location.

19.	Financial risk management:

The Corporation primarily has exposure to currency exchange rate risk, interest rate risk and credit risk. These risks arise primarily from the Corporation’s holdings of U.S. and Canadian dollar denominated cash and cash equivalents and short-term investments.

	2008			2007

	Canadian dollar portfolio(1)	US. dollar portfolio	Total	Canadian dollar portfolio(1)	US. dollar portfolio	Total

Cash and cash equivalents	$43,343	$10,743	$54,086	$5,202	$44,138	$49,340
Short-term investments	15,289	16,024	31,313	46,993	49,241	96,234

Total cash, cash	$58,632	$26,767	$85,399	$52,195	$93,379	$145,574
equivalents and short-
term investments

(1) U.S. dollar equivalent

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.	Financial risk management (cont’d):

Changes arising from these risks could impact the Corporation’s reported investment and other income through either changes to investment income or foreign exchange gains or losses. Reported investment and other income is as follows:

	2008	2007	2006

Investment income	$2,012	$8,207	$9,913
Other income	1,455	—	—
Foreign exchange gain (loss)	(3,653)	8,726	19

Investment and other income (loss)	$(186)	$16,933	$9,932

The Corporation did not realize any material gains or losses on its accounts receivable or its financial liabilities measured at amortized cost.

a)

Foreign currency exchange rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Corporation is exposed to currency risks primarily due to its holdings of Canadian dollar denominated cash equivalents and short-term investments and its Canadian dollar denominated purchases and accounts payable. Substantially all receivables are denominated in U.S. dollars.

The Corporation limits its exposure to foreign currency risk by holding Canadian denominated cash, cash equivalents and short-term investments in amounts up to 100% of forecasted twelve month Canadian dollar net expenditures and up to 50% of the following twelve months of forecasted Canadian dollar net expenditures, thereby creating a natural hedge. Periodically, the Corporation also enters into forward foreign exchange contracts to further limit its exposure. At December 31, 2008, the Corporation had Canadian dollar cash, cash equivalents and short-term investments of CDN $71,414,000, and outstanding forward foreign exchange contracts outstanding to sell a total of CDN $8,000,000 in 2009 at an average rate of $0.90 to $1.00 CDN.

The following exchange rates applied during the year ended December 31, 2008:

	$U.S. to $1.00 $CDN	$CDN to $1.00 $U.S.

January 1, 2008 Opening rate	$1.012	$0.988
December 31, 2008 Close rate	0.821	1.218
Fiscal 2008 Average rate	0.937	1.067
Fiscal 2008 Year high	1.021	0.980
Fiscal 2008 Year low	0.808	1.237

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.	Financial risk management (cont’d):

Based on cash, cash equivalents and short-term investments and outstanding forward foreign exchange contracts held at December 31, 2008, a 10% increase in the Canadian dollar against the U.S. dollar, with all other variables held constant, would result in an increase in foreign exchange gains of approximately $6,518,000. If the Canadian dollar weakened 10% against the U.S. dollar, there would be an equal, and opposite impact, on net income. This sensitivity analysis includes foreign currency denominated monetary items, and adjusts their translation at year-end, for a 10% change in foreign currency rates.

b)

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash, cash equivalents and short-term investments. The Corporation limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

Based on cash, cash equivalents and short-term investments at December 31, 2008, a 0.25% decline in interest rates, with all other variables held constant, would result in a decrease in investment income $213,000, arising mainly as a result of an increase in the fair value of fixed rate financial assets classified as held-for-trading. If interest rates had been 0.25% higher, there would be an equal and opposite impact on net income.

c)

Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Corporation’s cash, cash equivalents, short-term investments and accounts receivable. The Corporation limits its exposure to credit risk on cash, cash equivalents and short-term investments by only investing in liquid, investment grade securities. The Corporation manages its exposure to credit risk on accounts receivable by assessing the ability of counterparties to fulfill their obligations under the related contracts prior to entering into such contracts, and continuously monitors these exposures.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20.	Capital disclosures:

As at December 31, 2008, the Corporation considers its shareholders’ equity as its capital. The Corporation does not have any bank debt or externally imposed capital requirements to which it is subject. The Corporation’s objectives when managing capital are to manage its capital with strong fiscal discipline; focus on markets with high product and service revenue growth potential; license technology in cases where it is advantageous to the Corporation; and access available government funding for research and development projects. The Corporation’s current financing principle is to maintain cash balances sufficient to fund at least six quarters of operating cash consumption at all times.

21.	Differences between Canadian and United States accounting principles and practices:

These consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles and practices that the Corporation would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (“U.S. GAAP”).

(a)

Under Canadian GAAP, the adoption of the U.S. dollar in 2001 as the presentation and measurement currency was implemented by translating all prior year financial statement amounts at the foreign exchange rate on December 31, 2001. Under U.S. GAAP, a change in presentation and measurement currency is implemented retroactively, such that prior period financial statements are translated under the current rate method using foreign exchange rates in effect on those dates. As a result, there is a difference in the share capital, additional paid-in capital, accumulated deficit and accumulated other comprehensive income amounts under U.S. GAAP as compared to Canadian GAAP.

(b)

Under Canadian GAAP, the Corporation has accounted for funding received in prior years under the TPC agreement in accordance with specific pronouncements on accounting for government assistance by reducing research and product development expenses, cost of revenues, inventory and capital assets by the amount of the funding received.

Under U.S. GAAP, there are no authoritative accounting standards addressing the various types of government assistance programs. Since the TPC funding combines the characteristics of a grant with some characteristics of a debt instrument, the Corporation has recorded the entire funding as long-term debt under U.S. GAAP. In addition, the U.S. GAAP liability is a Canadian dollar denominated liability and, as a result, foreign exchange gains and losses are incurred.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

21.	Differences between Canadian and United States accounting principles and practices (cont’d):
(c)

Under Canadian GAAP, the Corporation is required to account for gains and losses on the issuance of shares by a subsidiary or other entity which the Corporation accounts for on an equity basis, as a component of income. Under U.S. GAAP, the effect of such dilution gains are recorded in equity, as an increase in paid-in capital rather than as income.

(d)

Prior to 2002, under Canadian GAAP, no compensation expense was recorded for employee share option plans under the intrinsic value method. The option exchange plan (note 13(b)) was accounted for as a variable option plan under U.S. GAAP. Prior to the Corporation’s 100% acquisition of BGS in 2003, minority interest under U.S. GAAP included the minority interest’s percentage share of compensation expense under variable plan accounting. The balance of the purchase price allocated to goodwill from the acquisition of the minority interest in BGS reflects this difference under U.S. GAAP.

(e)

Under Canadian GAAP, short-term investments are classified as held for trading and carried at fair market value with changes in fair market value recognized in net income. Under U.S. GAAP, the Corporation adopted Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159)”, effective January 1, 2008 and elected to classify short-term investments as held for trading, making the treatment consistent with Canadian GAAP. Prior to that, the short-term investments were classified as available-for-sale and are carried at fair market value. As a result of the adoption of FAS 159, prior year gains of $4,733,000 have been reclassified from accumulated other comprehensive loss to accumulated deficit. Previously, unrealized holding gains and losses related to the short-term instruments were reflected as a separate component of shareholders’ equity under accumulated other comprehensive income (loss).

(f)

Under Canadian GAAP, investments where no significant influence exists are accounted for using the cost method. Under U.S. GAAP, investments in limited partnerships such as Chrysalix are accounted for using the equity method. In 2008, Chrysalix was written down to its estimated net realizable value and there is no difference in the carrying value of such investment as of December 31, 2008 between Canadian and US GAAP.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

21.	Differences between Canadian and United States accounting principles and practices (cont’d):
(g)

Under U.S. GAAP, Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132-R” (SFAS No. 158), requires an entity to recognize in its balance sheet the funded status of its defined benefit pension and post-retirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS No. 158 also requires an entity to recognize changes in the funded status of a defined benefit pension and post-retirement plan within accumulated other comprehensive income, net of tax, to the extent such changes are not recognized in earnings as components of periodic net benefit cost.

(h)

Under Canadian GAAP, assets and liabilities held for sale are presented separately on the balance sheet classified as current and non-current. Under U.S. GAAP, non-current assets and liabilities held for sale are classified as current when the sale is expected to be completed within one year.

(i)

Under Canadian GAAP, in-process research and development is amortized over its remaining useful life, which has been estimated as five years. Under U.S. GAAP, in-process research and development is written off immediately if it does not have any other alternative uses.

(j)	Under U.S. GAAP, no sub-total would be provided in the operating section of the consolidated statement of cash flows. There are no other differences in operating, investing and financing cash flows.
(k)

Under US GAAP, effective January 1, 2007, the Corporation adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 established threshold and measurement attributes for financial statement measurement and recognition of tax positions taken or expected to be taken in a tax return. There is no similar standard under Canadian GAAP. The adoption of FIN 48 did not have a material impact on the Corporation’s financial statements or require restatement on prior period financial statements under US GAAP.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

21.	Differences between Canadian and United States accounting principles and practices (cont’d):

Under U.S. GAAP, these differences would have been reported in the consolidated balance sheets, consolidated statements of operations and comprehensive income (loss), consolidated statements of cash flows and consolidated statements of shareholders’ equity as follows:

Consolidated balance sheets:

		2008			2007
	Canadian GAAP	Difference	U.S. GAAP	Canadian GAAP	Difference	U.S. GAAP

Current assets:
Cash and cash equivalents	$54,086	$—	$54,086	$49,340	$—	$49,340
Short-term investments	31,313	—	31,313	96,234	—	96,234
Accounts receivable	18,856	—	18,856	18,963	—	18,963
Inventories	10,402	—	10,402	14,859	—	14,859
Prepaid expenses	1,434	—	1,434	1,740	—	1,740
Current assets held for sale (h)	—	—	—	105	16,286	16,391

	116,091	—	116,091	181,241	16,286	197,527

Property, plant and equipment	38,755	—	38,755	42,906	—	42,906
Intangible assets	3,726	—	3,726	4,303	—	4,303
Goodwill (d)	48,106	490	48,596	48,106	490	48,596
Investments (f)	1,765	—	1,765	3,250	(1,325)	1,925
Long-term assets held for sale (h)	—	—	—	16,286	(16,286)	—
Other long-term assets	—	—	—	2,599	—	2,599

	$208,443	$490	$208,933	$298,691	$(835)	$297,856

Current liabilities:
Accounts payable and accrued	$21,819	$—	$21,819	$20,042	$—	$20,042
liabilities
Deferred revenue	947	—	947	169	—	169
Accrued warranty liabilities	3,841	—	3,841	752	—	752
Current liabilities held for sale	—	—	—	1,933	—	1,933

	26,607	—	26,607	22,896	—	22,896

Long-term liabilities (b) (g)	20,502	38,736	59,238	17,606	44,498	62,104

	47,109	38,736	85,845	40,502	44,498	85,000
Shareholders’ equity:
Share capital (a)	832,711	119,583	952,294	1,174,821	119,583	1,294,404
Additional paid-in capital (a) (c)	283,466	86,929	370,395	72,290	86,929	159,219
Accumulated deficit	(954,607)	(166,270)	(1,120,877)	(988,686)	(180,795)	(1,169,481)
Accumulated other comprehensive
income (a) (e) (g)	(236)	(78,488)	(78,724)	(236)	(71,050)	(71,286)

Shareholders’ equity	161,334	(38,246)	123,088	258,189	(45,333)	212,856

	$208,443	$490	$208,933	$298,691	$(835)	$297,856

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

21.	Differences between Canadian and United States accounting principles and practices (cont’d):

Consolidated statements of operations and comprehensive income (loss):

	2008	2007	2006

Income (loss) under Canadian GAAP	$34,079	$(57,302)	$(181,137)
Research and development (b)	94	163	(1,424)
Amortization of intangible assets (i)	—	—	1,375
Foreign exchange gain (loss) (b) (e)	8,373	(11,503)	(19)
Equity in loss in associated companies (f)	1,325	(853)	(75)

Net income (loss) under U.S. GAAP	43,871	(69,495)	(181,280)
Other comprehensive income:
Change in unrealized holding gains (e)	—	4,733	—
Other (g)	(2,705)	1,672	—

Comprehensive income (loss) in accordance	$41,166	$(63,090)	$(181,280)
with U.S. GAAP
Basic earnings (loss) per share, U.S. GAAP	$0.52	$(0.61)	$(1.60)
Diluted earnings (loss) per share, U.S. GAAP	$0.51	$(0.61)	$(1.60)

Consolidated statements of shareholders’ equity:

	Share capital	Additional paid- in capital	Accumulated deficit	Accumulated other comprehensive income (loss	Total shareholders' equity

Balance, December 31, 2005	1,280,864	148,946	(918,706)	(75,875)	435,229

Net Loss	—	—	(181,280)	—	(181,280)
Adjustment to apply FAS 158	—	—	—	(1,816)	(1,816)
Issuance of common shares for c
(net of issue costs)	5,909	—	—	—	5,909
Options exercised	34	—	—	—	34
Share distribution plan	2,554	4,918	—	—	7,472

Balance, December 31, 2006	1,289,361	153,864	(1,099,986)	(77,691)	265,548

Net Loss	—	—	(69,495)	—	(69,495)
Change in unrealized holding gains
arising during the year	—	—	—	4,733	4,733
Other	—	—	—	1,672	1,672
Share distribution plan	5,043	5,355	—	—	10,398

Balance, December 31, 2007	$1,294,404	$159,219	$(1,169,481)	$(71,286)	$212,856

Net Income	—	—	43,871	—	43,871
Cumulative effect of adoption
of FAS 159 (e)	—	—	4,733	(4,733)	—
Cancellation of common shares	(349,438)	175,538	—	—	(173,900)
upon disposition of assets
held for sale
Non-dilutive financing	—	33,812	—	—	33,812
Other	—	—	—	(2,705)	(2,705)
RSUs and DSUs redeemed	2,557	(2,557)	—	—	—
Share distribution plan	4,771	4,383	—	—	9,154

Balance, December 31, 2008	$952,294	$370,395	$(1,120,877)	$(78,724)	$123,088

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CORPORATE INFORMATION

Corporate Offices	Executive Management	Board of Directors

Ballard Power Systems Inc.

Corporate Headquarters

9000 Glenlyon Parkway

Burnaby, BC Canada V5J 5J8

T: 604.454.0900

F: 604.412.4700

Ballard Material Products Inc.

Two Industrial Avenue

Lowell, MA USA 01851-5191

Ballard GmbH

Neue Strasse 95

7320 Kirchheim/Tech Nabern

Germany

Transfer Agent

Computershare Trust Company

of Canada

Shareholder Services Department

510 Burrard Street

Vancouver, BC Canada V6C 3B9

T: 1.800.564.6253

F: 1.866.249.7775

Stock Listing

Ballard’s common shares are listed on the Toronto Stock Exchange under the trading symbol BLD and on the NASDAQ Global Market under the trading symbol BLDP.

Investor Relations

To obtain additional information please contact:

Ballard Power Systems

Investor Relations

9000 Glenlyon Parkway

Burnaby, BC Canada V5J 5J8

T: 604.412.3195

F: 604.412.3100

E: investors@ballard.com

W: www.ballard.com

John W. Sheridan

President & Chief Executive Officer

Bruce Cousins

Vice President & Chief Financial Officer

William T. Foulds

President, Ballard Material Products Inc. and Vice President, Sales

Christopher J. Guzy

Vice President, Operations & Chief Technical Officer

Glenn Y. Kumoi

Vice President, Human Resources, Chief Legal Officer & Corporate Secretary

Noordin Nanji

Vice President, Corporate Strategy and Development

Independent Auditors

KPMG LLP

Vancouver, BC Canada

Legal Counsel

Canada:

Stikeman Elliott, LLP

Vancouver, BC Canada

United States:

Dorsey & Whitney LLP

Seattle, WA USA

Intellectual Property

Seed Intellectual Property Law Group, LLC

Seattle, WA USA

Ian A. Bourne

Corporate Director Alberta, Canada

Edwin J. Kilroy

Chief Executive Officer
Symcor Inc.
Ontario, Canada

Dr. C.S. Park

Corporate Director

California, USA

John W. Sheridan

President & Chief Executive Officer

Ballard Power Systems Inc.

British Columbia, Canada

Dr. Geraldine B. Sinclair

Executive Director

World Center for Digital Media

British Columbia, Canada

David J. Smith

Member

British Columbia Securities Commission

British Columbia, Canada

David B. Sutcliffe

Corporate Director

British Columbia, Canada

Mark A. Suwyn

Chair & Chief Executive Officer

NewPage Corporation

Florida, USA

Douglas W.G. Whitehead

Chairman

Finning International Inc.

British Columbia, Canada

Visit us at www.ballard.com.